Form 10-K405, Exhibit 13
period 1995-12-31
HEIST C H CORP
filed 1996-03-28
CIK 46653

                                  EXHIBIT 13


                      1995 ANNUAL REPORT TO SHAREHOLDERS

                                                                      EXHIBIT 13


SUMMARY OF SELECTED FINANCIAL DATA
C.H. HEIST CORP. AND SUBSIDIARIES

                                                   (In thousands, except per share earnings and percentages)
                                                                    FISCAL YEARS ENDED DECEMBER

                                             1995             1994            1993 (4)         1992             1991
                                             ----             ----            ----             ----             ----
Net sales                                  $102,659         102,572          82,476           71,397           70,082
Cost of sales                                86,933          90,098          71,506           60,941           58,742
                                           --------         -------          ------           ------           ------
    Gross profit                             15,726          12,474          10,970           10,456           11,340

Selling, general and administrative
expenses                                     12,316          11,003           9,511            7,886            7,533
                                           --------        --------          -------          ------           ------
    Operating income                          3,410           1,471           1,459            2,570            3,807

Interest expense                               (541)           (396)           (224)            (170)            (265)
Other income (expense)                           42             (23)           (149)             (31)             (35)
                                           --------        --------         -------           ------           ------

    Earnings before income taxes              2,911           1,052           1,086            2,369            3,507
Income taxes                                  1,305             734             600            1,099            1,486
                                           --------        --------         -------           ------           ------
    Net earnings                           $  1,606             318             486            1,270            2,021
                                           ========        ========         =======           ======           ======

Effective tax rate                             44.8%           69.8%           55.3%            46.4%            42.4%

Net earnings per share (1)                 $    .56             .11             .17              .44              .70
                                           ========        ========         =======           ======           ======

Canadian operations (2) (U.S. $):
   Sales                                   $ 14,483          12,673          12,643           10,437           16,322
   Operating income (loss)                    1,118             549            (153)            (361)             624
   Total assets                            $ 10,093           9,451           8,479           10,117           10,956
                                           ========         =======         =======           ======           ======

Other data:
   Working capital                         $ 15,738          14,356          12,431           11,856           11,669
   Property, plant and equipment, net        17,642          14,964          15,631           12,627           14,442
   Capital expenditures                       7,091           3,957           7,643            2,458            4,356
   Depreciation and amortization              4,530           4,433           4,534            4,200            3,868
   Cash flow from operations (3)              6,135           4,751           5,020            5,470            5,889
   Total assets                              39,548          36,756          33,972           29,895           32,284
   Long-term debt                             6,980           5,121           3,760              568            2,855
   Stockholders' equity                    $ 26,368          24,513          24,709           24,916           24,500
   Return on beginning stockholders'
         equity                                 6.6%            1.3%            2.0%             5.2%             9.0%
   Weighted average number of shares
         outstanding (1)                      2,872           2,872           2,885            2,905            2,905

 (1) As restated for the three-for-two stock split issued October 14, 1991.
 (2) Includes no export sales.
 (3) Defined as net earnings plus depreciation and amortization.
 (4) Includes effect of acquisition in 1993. See note 12 to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
For the fiscal years ended December 31, 1995 compared to December 25, 1994

RESULTS OF OPERATIONS

Sales for the current year increased by $87,000. More importantly net earnings increased more than five fold to $1,606,000. Sales in the temporary staffing segment, Ablest Service Corp. (Ablest), increased $582,000 or 1.3% with a decrease in the industrial maintenance segment of $495,000 or .8%. Ablest growth was offset by sales reductions when some customers implemented discounted or national contracts and in other situations a decision was made not to provide staffing that was low rate, high refill and required high staff hours to service.

The decrease in industrial maintenance sales was due to declines in equipment related services of $481,000 and reduced sales in the Heist Field Services
(HFS) division (OMSI until May 1, 1995) of $1,500,000. These reductions were offset by increases in painting and sandblasting of $1,286,000 and insulation sales and application of $200,000. The decline in equipment related and HFS division sales was a result of turnaround and major plant cleanup work done in the prior period that was not duplicated in the current period. The timing of turnaround projects typically varies depending on customer operating cycles. The increase in painting sales was due to the Peace Bridge painting and lead abatement project. Insulation sales increased at our PBI division. During the fourth quarter of 1995 a significant insulation maintenance contract was not renewed. This will result in a decline of sales in 1996 of approximately $3,000,000. However, this was a highly discounted contract which will not result in a material impact on net earnings.

Gross profit as a percent of sales increased from 12.2% to 15.3%. Through our safety department, management has been emphasizing training, development of safety programs and increased effort on risk management. This program has reduced the number and severity of the insurance claims and the Company has achieved major cost reductions in its insurance expense. The savings amounted to $2,000,000 during the current year. The fourth quarter of 1995 included approximately $800,000 of non-recurring reductions in certain accrued expenses. The majority of these adjustments related to the reduction in the insurance accrual to reflect the aforementioned savings once the effect had been confirmed. Improved margins in the HFS division and in our Canadian operation also contributed to the increase in gross profit.

Selling, general and administrative expenses increased by $1.3 million or 11.9%. The increases resulted from the upgrade of Information Technology to accommodate planned growth, consulting services to design a management reporting system that follows the Economic Value Added (EVAR) Model, implementing an automated retrieval system in temporary staffing offices and personnel additions to strengthen the service to our customers.

Interest income increased due to excess cash invested at higher rates in the Canadian subsidiary. Interest expense increased due to higher interest rates on borrowed funds in the United States and higher average debt levels. Sales of equipment resulted in a net loss on sale of property, plant and equipment. Intangible assets relating to two acquisitions were fully amortized in 1994, resulting in the decrease in amortization expense in 1995. Collectively the above caused the increase in other expense of $80,000 or 19.2%.

The effective income tax rate is 44.8% compared to the expected federal tax rate of 34.0%. This difference in rates is explained in footnote 5 to the consolidated financial statements. The reasons for the difference are the effect of state taxes on the Company and its subsidiaries which file separate tax returns and the Canadian subsidiary's income which is taxed at a higher rate than U.S. income.

FINANCIAL CONDITION

The quick ratio is 3.2 to 1 compared to 2.9 to 1 and the current ratio is 3.7 to 1 compared to 3.1 to 1 at December 31, 1995 and December 25, 1994, respectively. Working capital increased by $1.4 million during 1995. Long term borrowings (refer to Note 4 of the consolidated financial statements) increased $1.9 million leaving open credit commitments at Manufacturers and Traders
Trust Company of $3.1 million for C.H. Heist Corp. and $3 million for Ablest Service Corp. The Company also has $366,450 (the U.S. dollar equivalent) available at the Royal Bank of Canada.

Cash and cash equivalents increased during the current year by $1.5 million primarily due to earnings (adjusted for amortization, depreciation and a net increase in working capital), proceeds from the sale of property, plant and equipment, proceeds from exercised stock options, positive exchange rate changes and proceeds from long term borrowings, offset by additions to property, plant and equipment and repayment of long term borrowings.

Capital expenditures were $7,091,000. Of this amount $4,211,000 was for industrial maintenance equipment, $2,252,000 was for computer equipment and software, $628,000 was for facilities and furniture and fixtures. Commitments as of December 31, 1995 were $435,000. $150,000 was for replacement equipment and $285,000 was for computer equipment. It is anticipated that existing internally available funds, cash flows from operations and available borrowings will be sufficient to cover the working capital and capital expenditure demands of the coming year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF THE RESULTS OF OPERATIONS
For the fiscal years ended December 25, 1994 compared to December 26, 1993

RESULTS OF OPERATIONS

The Company passed the $100,000,000 milestone for sales, logging $102,572,000 during the 1994 fiscal year, an increase of $20,096,000, or 24.4%. Sales in the industrial maintenance segment increased $12,086,000, 26.1% and of this increase, $7,652,000 was due to the OMSI acquisition. Ablest Service Corp., (Ablest), the temporary staffing affiliate, increased sales by $8,010,000, 22.2%, during 1994. Ablest sales continued to grow at a rate in excess of the temporary staffing industry, which last year had sales growth of 20.7%. Ablest's formula for increasing sales consists of sticking with basics of supplying clerical and industrial temporary personnel, continued commitment to the Company's service excellence program and partnering with their customers through the Company's Point Source program. With its quality sales base (no customer accounts for more than 3% of total sales), and an increasing gross margin, Ablest is positioned for market expansion and continued sales growth.

Industrial maintenance sales increased primarily in the equipment related service area, and the OMSI division (acquired in 1993). This was due to the increased demand for major plant maintenance and clean-up services.

The record sales and substantial profits achieved in the fourth quarter resulted from a substantial increase in industrial maintenance. This result which converted a cumulative loss to an annual profit, is not expected to continue in 1995 at these levels.

Due to a substantial loss incurred on a major maintenance project in the first quarter of 1994, caused by poor job execution, cost of sales increased by $18,592,000, or 26.0%. This percentage increase was greater than the 24.4% sales increase and limited the gross profit increase to $1,504,000, or 13.7%. As a percent of sales, gross profit was 12.2% compared to 13.3% in fiscal 1993. The 12.2% was a striking contrast to the 1.8% gross profit in the first quarter of 1994. Strong performance by Ablest, and the Company's Canadian subsidiary, increased demand in the U.S. market for our services and a major restructuring of the OMSI division caused this improvement after the first quarter of 1994.

Selling, general and administrative expenses increased $1,493,000, or 15.7%. This was due to the added cost of the OMSI acquisition, personnel additions in safety, quality, and human resources departments and additional staff in certain Ablest offices to alleviate the heavy order workload. As a percentage of sales, selling, general and administrative expenses decreased from 11.5% in 1993 to 10.7% in 1994.

The increase of $46,000, 12.4%, in other expense was due to a combination of factors. Interest expense increased during the year because of higher borrowings at higher interest rates to fund the increase in accounts receivable and additions to property, plant and equipment. Interest income declined since prior years' excess funds were invested in acquisitions. The gain on disposal was due to an insurance settlement on a damaged piece of equipment and the sale of excess real property. Costs relating to two acquisitions became fully amortized in the current year, one in each of the first two quarters, resulting in the decrease of amortization of other assets.

The effective income tax rate is 69.8% compared to the expected federal tax rate of 34.0%. The difference in these rates is spelled out in footnote 5 to the consolidated financial statements. One reason for the difference is the Canadian subsidiary, which has income that is taxed at a higher rate than U.S. income. Additionally, the actual rate is increased by the effect of state income taxes on the Company and its subsidiaries which file separate tax returns.

INDEPENDENT AUDITORS' REPORT
THE BOARD OF DIRECTORS/C.H. HEIST CORP.:

We have audited the accompanying consolidated balance sheets of C.H. Heist
Corp. and subsidiaries as of December 31, 1995 and December 25, 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended December 31, 1995, December 25, 1994 and December 26, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C.H. Heist Corp. and subsidiaries as of December 31, 1995 and December 25, 1994, and the results of their operations and their cash flows for the years ended December 31, 1995, December 25, 1994 and December 26, 1993, in conformity with generally accepted accounting principles.

Buffalo, New York
February 16, 1996                                       KPMG Peat Marwick LLP

CONSOLIDATED BALANCE SHEETS
C.H. HEIST CORP. AND SUBSIDIARIES

                                                                     DEC. 31          DEC. 25
ASSETS                                                                 1995             1994
                                                                    --------         --------
Current assets:
    Cash and cash equivalents                                       $  3,040,815      1,533,015
    Receivables, less allowance for doubtful receivables
    of $426,234 and $362,543 in 1995 and 1994, respectively           14,283,008     14,915,198
    Services in progress                                                 990,729      1,840,429
    Parts and supplies                                                 2,170,572      2,058,424
    Prepaid expenses                                                     187,647         28,826
    Deferred income taxes (note 5)                                       834,417        795,623
                                                                    ------------     ----------
                 Total current assets                                 21,507,188     21,171,515
                                                                    ------------     ----------

Property, plant and equipment, at cost (notes 2 and 4)                47,355,312     41,029,349
    Less accumulated depreciation                                     29,712,818     26,065,152
                                                                    ------------     ----------
                 Net property, plant and equipment                    17,642,494     14,964,197
Deferred income taxes (note 5)                                           131,922        128,592
Other assets                                                             265,916        491,749
                                                                    ------------     ----------
                                                                    $ 39,547,520     36,756,053
                                                                    ============     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Current installments of long-term debt (note 4)                 $     37,667         37,667
    Accounts payable                                                   1,306,819      1,675,260
    Accrued expenses (note 3)                                          3,879,265      4,768,279
    Income taxes payable                                                 545,675        334,114
                                                                    ------------     ----------
                 Total current liabilities                             5,769,426      6,815,320
Long-term debt, excluding current installments (note 4)                6,980,057      5,120,863
Deferred income taxes (note 5)                                           430,286        306,849
                                                                    ------------     ----------
                 Total liabilities                                    13,179,769     12,243,032
                                                                    ------------     ----------
Stockholders' equity (notes 4, 5, 6 and 7):
         Common stock of $.05 par value. Authorized
             8,000,000 shares; issued 3,165,192 shares and
             3,162,692 shares for 1995 and 1994, respectively            158,260        158,135
         Additional paid-in capital                                    4,253,689      4,235,689
         Retained earnings                                            24,293,966     22,688,158
         Equity adjustment from foreign currency translation          (1,086,261)    (1,317,058)
                                                                    ------------     ----------
                                                                      27,619,654     25,764,924

         Less cost of common stock in treasury - 292,419 shares       (1,251,903)    (1,251,903)
                                                                    ------------     ----------
                          Total stockholders' equity                  26,367,751     24,513,021
                                                                    ------------     ----------
Commitments and contingencies (notes 13 and 14)
                                                                    ------------     ----------
                                                                    $ 39,547,520     36,756,053
                                                                    ============     ==========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
C.H. HEIST CORP. AND SUBSIDIARIES


                                                                    Year ended
                                                   --------------------------------------------
                                                     DEC. 31          DEC. 25          DEC. 26
                                                      1995             1994             1993
                                                      ----             ----             ----
Net sales                                          $102,659,211     102,572,391      82,476,106
Cost of sales                                        86,933,518      90,098,687      71,506,596
                                                   ------------     -----------      ----------
                 Gross profit                        15,725,693      12,473,704      10,969,510
Selling, general and administrative expenses         12,315,628      11,003,144       9,510,580
                                                   ------------     -----------      ----------
                 Operating income                     3,410,065       1,470,560       1,458,930
                                                   ------------     -----------      ----------
Other income (expense):
         Interest expense                              (540,517)       (395,960)       (224,383)
         Interest income                                139,337          64,146         167,610
         Gain (loss) on disposal of property,
             plant and equipment, net                   (25,251)         39,049          (9,180)
         Amortization of other assets                  (124,029)       (194,982)       (333,492)
         Miscellaneous                                   51,521          69,109          26,889
                                                   ------------     -----------      ----------
                 Other expense, net                    (498,939)       (418,638)       (372,556)
                                                   ------------     -----------      ----------
                 Earnings before income taxes         2,911,126       1,051,922       1,086,374
Income taxes (note 5)                                 1,305,318         733,899         600,229
                                                   ------------     -----------      ----------
                 Net earnings                      $  1,605,808         318,023         486,145
                                                   ============     ===========      ==========
Net earnings per common share                      $        .56             .11             .17
                                                   ============     ===========      ==========
Weighted average number of common
         shares outstanding                           2,871,812       2,871,743       2,885,493
                                                   ============     ===========      ==========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
C.H. HEIST CORP. AND SUBSIDIARIES


                                                                         Equity
                                                                       adjustments
                                             Additional                from foreign    Treasury stock          Total
                                   Common     paid-in     Retained       currency      --------------       stockholders
                                   stock      capital     earnings      translation  Shares      Amount       equity
                                   -----      -------     --------      -----------  ------      ------       ------
Balances at December 27, 1992     $158,135   4,235,689   21,883,990     (412,188)   257,419     (950,028)   24,915,598
Net earnings                           -          -         486,145       -            -            -          486,145
Foreign currency translation
  adjustment                           -          -            -        (429,316)      -            -         (429,316)
Purchase of treasury shares            -          -            -          -          30,000     (263,750)     (263,750)
                                  --------   ---------   ----------   ----------    -------   ----------    ----------
Balances at December 26, 1993      158,135   4,235,689   22,370,135     (841,504)   287,419   (1,213,778)   24,708,677
Net earnings                           -          -         318,023       -            -            -          318,023
Foreign currency translation
  adjustment                           -          -            -        (475,554)      -            -         (475,554)
Purchase of treasury shares            -          -            -          -           5,000      (38,125)      (38,125)
                                  --------   ---------   ----------   ----------    -------   ----------    ----------
Balances at December 25, 1994      158,135   4,235,689   22,688,158   (1,317,058)   292,419   (1,251,903)   24,513,021
Net earnings                           -          -       1,605,808       -            -            -        1,605,808
Exercised options                      125      18,000         -          -            -            -           18,125
Foreign currency translation
  adjustment                           -          -            -         230,797       -            -          230,797
                                  --------   ---------   ----------   ----------    -------   ----------    ----------
Balances at December 31, 1995     $158,260   4,253,689   24,293,966   (1,086,261)   292,419   (1,251,903)   26,367,751
                                  ========   =========   ==========   ==========    =======   ==========    ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
C.H. HEIST CORP. AND SUBSIDIARIES

                                                                                 Year ended
                                                              ---------------------------------------------------
                                                              DEC. 31              DEC. 25              DEC. 26
                                                               1995                 1994                  1993
                                                               ----                 ----                  ----
Cash flows from operating activities:
    Net earnings                                             $1,605,808              318,023              486,145
    Adjustments to reconcile net earnings to net cash
         provided by operating activities:
         Depreciation of plant and equipment                  4,405,519            4,237,734            4,200,416
         Amortization of other assets                           124,029              194,982              333,492
         Loss (gain) on disposal of property, plant
            and equipment, net                                   25,251              (39,049)               9,180
         Deferred income taxes                                   81,313             (186,848)            (228,237)
         Changes in assets and liabilities (see below)          281,265           (3,056,906)          (2,619,800)
                                                             ----------           ----------           ----------
            Net cash provided by operating activities         6,523,185            1,467,936            2,181,196
                                                             ----------           ----------           ----------
Cash flows from investing activities:
         Additions to property, plant and equipment, net     (7,090,800)          (3,957,032)          (2,842,932)
         Proceeds from disposal of property, plant
             and equipment                                      150,262              226,895               77,045
         Acquisition (note 12)                                     -                   -               (4,800,000)
                                                             ----------           ----------           ----------
             Net cash used by investing activities           (6,940,538)          (3,730,137)          (7,565,887)
                                                             ----------           ----------           ----------

Cash flows from financing activities:
         Proceeds from bank line of credit borrowings         8,200,000            9,206,000            5,600,000
         Repayment of bank line of credit borrowings         (6,300,000)          (7,806,000)          (2,300,000)
         Repayments of other long-term debt                     (40,806)            (112,263)            (107,666)
         Purchase of treasury shares                               -                 (38,125)            (263,750)
         Exercised stock options                                 18,125                -                    -
                                                             ----------           ----------           ----------
                 Net cash provided by
                   financing activities                       1,877,319            1,249,612            2,928,584
                                                             ----------           ----------           ----------
Effect of exchange rate changes on cash
         and cash equivalents                                    47,834             (113,436)            (152,903)
                                                             ----------           ----------           ----------
                 Net increase (decrease) in cash and
                     cash equivalents                         1,507,800           (1,126,025)          (2,609,010)
Cash and cash equivalents at beginning of year                1,533,015            2,659,040            5,268,050
                                                             ----------           ----------           ----------
Cash and cash equivalents at end of year                     $3,040,815            1,533,015            2,659,040
                                                             ==========           ===========          ==========
Changes in assets and liabilities providing (using) cash:
         Receivables                                         $  705,732           (4,201,372)          (2,435,818)
         Services in progress                                   863,594             (291,125)            (813,759)
         Parts and supplies                                    (108,077)            (312,509)              (8,147)
         Prepaid expenses                                      (158,639)             111,478              (23,502)
         Accounts payable                                      (442,344)             378,545              416,241
         Accrued expenses                                      (895,833)           1,168,486              531,967
         Income taxes payable                                   215,186              162,143             (146,047)
         Other assets                                           101,646              (72,552)            (140,735)
                                                             ----------           ----------           ----------
             Total                                           $  281,265           (3,056,906)          (2,619,800)
                                                             ==========           ==========           ==========
 Supplemental disclosure of cash flow information:
    Cash paid during year for:
         Interest                                            $  433,534              300,244              124,638
         Income taxes                                        $  938,737              760,243              973,519
                                                             ==========           ==========           ==========


See accompanying notes to consolidated financial statements.

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   C.H. HEIST CORP. AND SUBSIDIARIES

    Years ended December 31, 1995, December 25, 1994 And December 26, 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    Significant accounting policies followed by the Company are summarized as follows:

        (a)  Fiscal Year
             The Company's fiscal year ends on the last Sunday of December. The consolidated financial statements include 53 weeks for the year ended December 31, 1995 and 52 weeks for each of the years ended December 25, 1994 and December 26, 1993.

        (b)  Principles of Consolidation
             The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation.

        (c)  Cash Equivalents
             All highly liquid investments with original maturities of three months or less are considered cash equivalents.

        (d)  Services in Progress
             Income on services in progress is recorded as the work progresses. Anticipated losses, if any, are provided for in full.

        (e)  Parts and Supplies
             Parts and supplies are valued at the lower of cost (first-in, first-out) or market.

        (f)  Property, Plant and Equipment
             Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets, principally on the straight-line method. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset.

        (g)  Intangible Assets
             The values ascribed to acquired intangibles (included in other assets), primarily covenants not-to-compete and customer and employee lists, are being amortized on the straight-line method over periods of five years or less.

        (h)  Income Taxes
             Income taxes are accounted for by the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating loss and credit carry forwards and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

             The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

        (i)  Earnings Per Share
             The weighted average number of common shares outstanding includes the dilutive effect, if any, of stock options.

        (j)  Foreign Currency Translation
             The Canadian subsidiary utilizes the Canadian dollar as its functional currency. Assets and liabilities are translated using rates of exchange as of the balance sheet date and the statements of earnings are translated at the average rate of exchange during the year. Gains and losses resulting from translation are reported separately in stockholders' equity as "Equity adjustment from foreign currency translation." Foreign currency transaction gains and losses, if any, are reflected in operations.

        (k)  Use of Estimates
             Management has made a number of estimates and assumptions in preparing these financial statements to conform with generally accepted accounting principles. Actual results could differ from those estimates.

        (l)  Accounting Pronouncements
             The Company is required to adopt statements of Financial Accounting Standards (FAS) Nos. 121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of) and 123 (Accounting for Stock Based Compensation) in 1996. The Company does not believe that the adoption of either standard will have a material effect on the consolidated financial statements. With respect to FAS 123, the Company expects that it will not adopt the fair value accounting provisions of the standard, in favor of the disclosure alternative.

(2) PROPERTY, PLANT AND EQUIPMENT
    A summary of property, plant and equipment, as cost, follows:

                                                                               DEC. 31          DEC. 25
                                                                                 1995             1994
                                                                                 ----             ----
        Land                                                                  $ 1,446,844      1,424,922
        Buildings and improvements                                              5,147,329      4,753,110
        Machinery and equipment                                                24,227,007     21,685,922
        Automotive equipment                                                   11,869,224     11,077,696
        Office furniture and equipment                                          4,287,886      1,819,152
        Leasehold improvements                                                    377,022        268,547
                                                                              -----------     ----------
                                                                              $47,355,312     41,029,349
                                                                              ===========     ==========

(3) ACCRUED EXPENSES
    A summary of accrued expenses follows:

                                                                                DEC. 31          DEC. 25
                                                                                  1995            1994
                                                                                  ----            ----
        Payroll and other compensation                                       $  1,495,414      1,525,477
        Taxes, other than income                                                  453,816        522,049
        Insurance                                                               1,607,583      2,290,287
        Site rehabilitation                                                       318,881        306,117
        Other                                                                       3,571        124,349
                                                                             ------------     ----------
                                                                             $  3,879,265      4,768,279
                                                                             ============     ==========

(4) INDEBTEDNESS
    A summary of long-term debt follows:

                                                                                 DEC. 31       DEC. 25
                                                                                  1995          1994
                                                                                  ----          ----
        Notes payable, bank - revolving credit agreement                     $  6,900,000      5,000,000
        Mortgage notes with interest at 11.2%, payable in principal installments approximating $37,700 annually, secured
             by land and buildings with a depreciated cost of
             $1,137,949 at December 31, 1995                                      117,724        158,530
                                                                             ------------     ----------
                 Total long-term debt                                           7,017,724      5,158,530
        Less current installments of long-term debt                                37,667         37,667
                                                                             ------------     ----------
             Long-term debt, excluding current installments                  $  6,980,057      5,120,863
                                                                             ============     ==========


The Company has a $10,000,000 unsecured bank line of credit under a revolving credit agreement. The interest rate on borrowings under the line of credit is elected weekly by the Company and is either (i) the bank's prime rate or (ii) the Secondary Market Certificate of Deposit (CD) Rate plus 7/8%. The rate in effect at December 31, 1995 is 6.6%. On July 31, 1997, the Company has the option of converting the then outstanding borrowings to a term loan, payable in twenty equal quarterly installments, bearing interest at either (i) the bank's prime rate plus 1/2% or (ii) the Secondary Market CD Rate plus 1.5%. If converted, the Company continues electing, on a weekly basis, the interest rate to be charged. The revolving credit agreement contains working capital requirements, and limits the amount of liabilities, capital expenditures and payment of cash dividends. Under the most restrictive of these provisions, $1,000,000 of retained earnings is free of dividend restrictions at December 31, 1995. Commitment fees of 1/4% per annum are payable on the average daily unused portion of the line of credit. Compensating balances, may be, but are not required to be, maintained. If compensating balances are not maintained at 5% of borrowings, fees at the bank's prime rate plus 1/2% are charged on the balance not maintained.

One of the Company's U.S. subsidiaries has an unsecured line of credit in the amount of $3,000,000. The interest rate on any borrowings is determined in the same manner as the Company's revolving credit notes, (with the Secondary Market CD Rate plus 1 1/8%). Commitment fees of 1/4% per annum are payable on the average daily unused portion of the line of credit. No compensating balances are required and no amounts have been borrowed to date.

The Company's Canadian subsidiary has an unsecured line of credit in the U.S. dollar equivalent amount of $366,450 at December 31, 1995. Any borrowings thereunder bear interest at the prime rate of the Royal Bank. Commitment fees of 1/4% per annum are payable on the average daily unused portion of the line of credit. No compensating balances are required. No amounts were outstanding at December 31, 1995 and December 25, 1994.

Long-term debt matures as follows, assuming conversion of the amount due under the revolving credit agreement: $37,667 in 1996; $727,667 in 1997; $1,417,667 in 1998; $1,384,723 in 1999; $1,380,000 in 2000; and $2,070,000 thereafter. The fair value of long-term debt approximates its recorded value.

(5) INCOME TAXES
    Income tax expense consists of:

                                                                Year ended
                                       --------------------------------------------------------
                                        DEC. 31                  DEC.25                 DEC.26
                                         1995                     1994                   1993
                                         ----                     ----                   ----
Current expense (benefit):
  Federal                              $  377,936                234,128                619,978
  State                                   246,433                344,506                213,800
  Foreign                                 599,636                342,113                 (5,312)
                                       ----------              ---------              ---------
    Total current                       1,224,005                920,747                828,466
                                       ----------              ---------              ---------

Deferred expense (benefit):
  Federal                                  75,906               (181,089)              (159,378)
  State                                     5,407                (12,941)               (84,385)
  Foreign                                   -                      7,182                 15,526
                                       ----------              ---------              ---------
    Total deferred                         81,313               (186,848)              (228,237)
                                       ----------              ---------              ---------
                                       $1,305,318                733,899                600,229
                                       ==========              =========              =========
Pretax earnings consist of:
  Domestic                             $1,602,578                353,655              1,437,899
  Foreign                               1,308,548                698,267               (351,525)
                                       ----------              ---------              ---------
                                       $2,911,126              1,051,922              1,086,374
                                       ==========              =========              =========


Actual income taxes differ from the "expected" taxes (computed by applying the U.S. Federal corporate tax rate of 34% to earnings before income taxes) as follows:


                                                                              Year ended
                                                          ---------------------------------------------------
                                                          DEC. 31              DEC. 25                DEC. 26
                                                           1995                  1994                   1993
                                                           ----                  ----                   ----
Computed expected tax expense                           $  989,783             $357,653               369,367
 Adjustments resulting from:
    Effect of higher foreign tax rates                     154,970              111,884                (4,954)
    State taxes, net of Federal tax benefit                166,214              218,834                85,414
    Change in valuation allowance
      for foreign deferred tax assets                       (7,403)               1,756               134,687
    Other                                                    1,754               43,772                15,715
                                                        ----------              -------               -------
                                                        $1,305,318              733,899               600,229
                                                        ==========              =======               =======
Effective tax rate                                            44.8%                69.8%                 55.3%
                                                        ==========              =======               =======




The tax effects of temporary differences that give rise to the deferred tax assets and liability are as follows:



                                                                   DEC. 31                      DEC.25
                                                                     1995                         1994
                                                                     ----                         ----
Current deferred tax assets:
  Allowance for doubful receivables                                 $105,332                     101,418
  Accrued site rehabilitation expense                                117,728                     117,728
  Accrued insurance expense                                          531,544                     576,000
  Other                                                               79,813                         477
                                                                    --------                    --------
                                                                     834,417                     795,623
                                                                    --------                    --------
Long-term deferred tax assets:
  Accumulated depreciation of plant and equipment                    261,142                     265,215
  Valuation allowance                                               (129,220)                   (136,623)
                                                                    --------                    --------
                                                                     131,922                     128,592
                                                                    --------                    --------
Long-term deferred tax liability, net:
  Liabilities:
  Accumulated depreciation of plant and equipment                   (652,956)                   (597,892)
  Other                                                              (17,314)                    (24,239)
                                                                    --------                    --------
                                                                    (670,270)                   (622,131)

Assets:
  Operating loss and credit carry forwards                           334,193                     311,001
  Accumulated amortization of other assets                           189,897                     207,531
  Valuation allowance                                               (284,106)                   (203,250)
                                                                    --------                    --------
                                                                    (430,286)                   (306,849)
                                                                    --------                    --------
    Net deferred tax assets                                         $536,053                     617,366
                                                                    ========                    ========

    In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the years which the deferred tax assets are deductible, management believes it more likely than not the Company will realize the benefits of these deductible differences, net of existing valuation allowance at December 31, 1995.

    Undistributed earnings of the Canadian subsidiary, which are intended to be permanently reinvested in the business are approximately $10,466,000 at December 31, 1995. If such earnings were remitted to the domestic parent, taxes based at the then current rates and subject to certain limitations would be payable after reduction for any foreign taxes previously paid on such earnings.

(6) TREASURY SHARES
    The Company has made the following repurchases of treasury shares in 1994 and 1993. These purchases, which were at market value, were from shareholders, each of whom own beneficially greater than 5% of the Company's outstanding common stock.

                                                   Shares           Purchase price per share           Amount
                                                   ------           ------------------------           ------
         Fiscal 1994-April 12, 1994                 5,000                    $7.63                    $  38,125
                                                   ======                    =====                    =========

         Fiscal 1993:
             June 2, 1993                          10,000                    $9.38                    $  93,800
             April 14, 1993                        20,000                    $8.50                      169,950
                                                   ------                    =====                    ---------
                 Total fiscal 1993                 30,000                                             $ 263,750
                                                   ======                                             =========

(7) STOCK OPTION PLAN
    The Company has reserved 375,000 common shares for issuance in conjunction with its Stock Option Plan. The plan provides for the granting of incentive stock options and/or nonqualified options to officers and key employees to purchase shares of common stock at a price not less than the fair market value of the stock on the dates options are granted. Such options are excercisable at such time or times as may be determined by the Compensation Committee of the Board of Directors and expire no more than ten years after grant. A summary of stock option activity follows:

                                                                 Year ended
                                                  -----------------------------------------
                                                  DEC. 31         DEC. 25          DEC. 26
                                                   1995            1994              1993
                                                   ----            ----              ----
       Outstanding, beginning of year             149,153          69,041           71,760
         Granted                                   47,000          80,400             -
         Canceled or expired                       (3,953)           (288)          (2,719)
         Exercised                                 (2,500)            -               -
                                                  -------         -------           ------
       Outstanding, end of year                   189,700         149,153           69,041
                                                  =======         =======           ======

    Options are fully exercisable at prices ranging from $6.94 to $11.14.

(8) EMPLOYEE BENEFIT PLANS
    The Company has a qualified noncontributory defined benefit pension plan covering substantially all of its non-bargaining unit personnel in the United States. The benefits are based on years of service and the employee's average compensation during employment. Pension costs are funded as required required by applicable regulations. The following table sets forth the funded status of the plan at the October 1 measurement dates and the components of pension expense:

                                                             1995             1994
       Funded status:
         Accumulated benefit obligation:
           Vested                                         $1,744,222       1,129,943
           Nonvested                                         376,786         226,592
                                                          ----------       ---------
                                                          $2,121,008       1,356,535
                                                          ==========       =========
          Projected benefit obligation                    $2,762,755       1,782,601
          Plan assets (insurance contracts and
             money market funds), at fair value            2,351,367       1,977,437
                                                          ----------       ---------
           Plan assets in excess of (less than)
              projected benefit obligation                  (411,388)        194,836
           Unrecognized cumulative experience gain          (629,424)     (1,102,250)
           Unrecognized prior service cost                   746,923         808,461
           Unrecognized net asset at SFAS No.87 adoption
             date, being amortized over 15 years              17,814          20,521
                                                          ----------       ---------
                  Accrued pension liability               $ (276,075)        (78,432)
                                                          ==========       =========

                                                                          Year ended
                                                            -----------------------------------------
                                                             DEC. 31        DEC. 25           DEC. 26
                                                              1995           1994              1993
                                                              ----           ----              ----
      Pension expense:
         Service cost-for projected benefits
           earned during the period                         $300,416         424,609          364,535
         Interest cost on projected benefit obligation       128,884         119,768           98,408
         Actual return on plan assets                       (328,967)        101,275         (170,711)
         Net amortization and deferral                       167,510        (208,202)         117,340
                                                            --------        --------         --------
                 Total pension expense                      $267,843         437,450          409,572
                                                            ========        ========         ========

       Principal actuarial assumptions are:
         Weighted average discount rate                         6.25%           7.25%            6.00%
         Weighted average return on plan assets                 7.95%           7.75%            7.75%
         Rate of compensation increase                          4.90%           4.90%            4.90%
                                                                =====           =====            =====

    The Company maintains a deferred profit sharing plan covering all salaried employees of a Canadian subsidiary. Contributions to the plan are based on net earnings, as defined, subject to certain limitations based on the salaries of the participants. Expenses under the plan were $30,000 in 1995, $32,028 in 1994 and nil in 1993.

(9) METHODS AND DEVELOPMENT COSTS
    Methods and development costs amounted to $154,417, $182,542 and $235,065, for the fiscal years 1995, 1994 and 1993, respectively.

(10)INDUSTRY SEGMENTS AND MAJOR CUSTOMERS
    The Company operates in two industry segments, industrial maintenance and temporary help. The industrial maintenance segment furnishes services to heavy industries including high-pressure water cleaning, sandblasting, industrial painting, and the vacuuming of wet and dry industrial wastes. The temporary help segment supplies temporary employees for clerical, industrial and technical needs.

    Net sales by segment are sales to unaffiliated customers. Segment data as of and for each of the years ended December 31, 1995, December 25, 1994 and December 26, 1993 follows:

                                                       1995            1994             1993
                                                       ----            ----             ----
                                                                 (In thousands)
       Industrial maintenance services:
          Net sales                                  $  57,974        58,469           46,383
          Operating income (loss)                          488        (1,930)            (900)
          Identifiable assets                           30,468        29,948           27,427
          Capital expenditures                           6,706         3,653            7,578
          Depreciation                                   4,085         4,144            4,126
          Amortization                               $      24            91              180
                                                     =========       =======           ======

       Temporary help:
          Net sales                                  $  44,685        44,103           36,093
          Intersegment sales                               134           152              141
                                                     ---------       -------           ------
              Total sales                            $  44,819        44,255           36,234
                                                     =========       =======           ======

          Operating income                           $   2,922         3,401            2,359
          Identifiable assets                            7,588         5,704            5,002
          Capital expenditures                             385           304               65
          Depreciation                                     321            94               74
          Amortization                               $     100           104              153
                                                     =========       =======           ======
          Corporate assets                           $   1,492         1,104            1,543
                                                     =========       =======           ======
          Consolidated:
             Net sales                               $ 102,659       102,572           82,476
             Operating income                            3,410         1,471            1,459
             Total assets                               39,548        36,756           33,972
             Capital expenditures, including
               acquisition in 1993                       7,091         3,957            7,643
             Depreciation                                4,406         4,238            4,200
             Amortization                            $     124           195              333
                                                     =========       =======           ======

         The segment data reflects the Company's operational structure. However, certain corporate expenses and assets have been allocated to industry segments. Corporate assets not allocated include certificates of deposit. One customer accounted for approximately 12.9%, 11.2% and 13.1% of the Company's consolidated net sales in 1995, 1994 and 1993, respectively. At December 31, 1995 and December 25, 1994, receivables include approximately $1,016,416 and $1,602,530, respectively, from the same customer.
(11)     CANADIAN OPERATION
         A summary of financial data (in U.S. dollars) relating to the Company's Canadian industrial maintenance operations follows:

                                                                                            Year ended
                                                                             ----------------------------------------
                                                                             DEC. 31          DEC. 25          DEC. 26
                                                                              1995             1994             1993
                                                                              ----             ----             ----
                                                                                          (In thousands)
                 Identifiable assets                                         $10,093           9,451            8,479
                 Liabilities                                                     703             803              819
                 Net sales                                                    14,483          12,673           12,643
                 Net earnings (loss)                                         $   709             349             (362)
                                                                             =======          ======           ======

(12)     ACQUISITION OF BUSINESS
         On June 28, 1993, the Company acquired certain assets, principally property, plant and equipment, of Omstede Mechanical Services, Inc.
         (OMSI) for $4,800,000 in cash. As of May 1, 1995 the name OMSI was changed to Heist Field Services (HFS). The acquisition was accounted for under the purchase method of accounting. The purchase price was allocated to property, plant and equipment acquired based on its fair value which approximated the purchase price. HFS is engaged in the business of exchanger extraction and insertion, shell side cleaning, tube cleaning and field service repairs of heat exchangers. HFS's results of operations, prior to the date of acquisition, are not included in the consolidated results of the Company. The following unaudited pro forma consolidated results of operations are presented as if the acquisition was consummated on December 27, 1992. The pro forma results of operations reflect the effects of depreciation based on the acquisition price, increased interest costs resulting from borrowing needed for the purchase and certain reductions in non-recurring selling, general and administrative expenses. Such pro forma information does not purport to be indicative of the results which would actually have been reported if the acquisition had been consummated as of the aforementioned date or which may result in the future.

                                                                  (Unaudited)
                                                                  Year ended
                                                                    Dec. 26
                                                                     1993
                                                                     ----
                                                   (In thousands except per share earnings)
                 Sales                                              $90,328
                 Net earnings                                           482
                 Net earnings per share                             $   .17
                                                                    =======

(13)     LEASE COMMITMENTS
         The Company and its subsidiaries occupy certain facilities under noncancellable operating lease arrangements. Expense under such arrangements amounted to $659,594, $549,907 and $517,437 in 1995, 1994 and 1993, respectively. Of these amounts, $83,400 applied to leases with related persons in 1995, 1994 and 1993.

         In addition, the Company leases certain automotive and office equipment under noncancellable operating lease arrangements which provide for minimum monthly rentals. Expense under such arrangements amounted to $689,897, $517,863 and $470,232 in 1995, 1994 and 1993,
         respectively.

         Management expects that in the normal course of business, leases that expire will be replaced by new leases. Real estate taxes, insurance and maintenance expenses are obligations of the Company.

         A summary of future minimum rental payments at December 31, 1995 under operating leases follows:

                 Year                Real Property Other           Equipment
                 ----                -------------------           ---------
                 1996                      $504,702                 598,373
                 1997                       305,468                 439,197
                 1998                        84,230                 157,785
                 1999                        20,207                   6,077
                 2000                      $ 13,930                     -
                                           ========                 =======

(14)     CONTINGENCIES
         The Company is exposed to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of such matters will not have a material adverse effect on the Company s financial condition.

QUARTERLY DATA
C.H. HEIST CORP. AND SUBSIDIARIES

In order to assist our stockholders and other members of the financial community in following our progress, this chart is provided, with the blank spaces provided for the current 1996 fiscal year.

(In thousands, except per share data and percentages)

QUARTER                                ENDED              ENDED              ENDED           ENDED            FULL
                                       March               June             September        December         Year
Fiscal 1996:
   Net sales                    $                    $                $                $                $
   Earnings (loss) before                      %                  %                %               %                  %
     income taxes
   Income taxes (benefit)                      %                  %                %               %                  %
   Net earnings(loss)                          %                  %                %               %                  %
   Earnings (loss) per share    $                    $                $                $                $
   EPS - last 12 months         $                    $                $                $                $
   Stock price range            $                    $                $                $                $
-----------------------------------------------------------------------------------------------------------------------
Fiscal 1995:
   Net sales                    $24,544              $25,301          $27,179          $25,635          $102,659
   Earnings (loss) before
     income taxes                  (573)  (2.3)%         974   3.8%     1,089   4.0%     1,421  5.5%       2,911   2.8%
   Income taxes (benefit)          (225) (39.3)%         550  56.5%       490  45.0%       490 34.5%       1,305  44.8%
   Net earnings (loss)             (348)  (1.4)%         424   1.7%       599   2.2%       931  3.6%       1,606   1.6%
   Earnings (loss) per share    $  (.12)             $   .15          $   .21          $   .32          $    .56
   EPS - last 12 months         $   .61              $   .62          $   .64          $   .56          $    .56
   Stock price range            $ 10 1/4 - 6 1/4     $ 9 1/2 - 8      $8 1/8-7 1/4     $ 8 5/8-6 3/4    $ 10 3/4-63/4
-----------------------------------------------------------------------------------------------------------------------
Fiscal 1994:
   Net sales                    $23,199              $24,897          $26,964          $27,512          $102,572
   Earnings (loss) before
      income taxes               (2,435) (10.5)%         519   2.1%     1,105   4.1%     1,863  6.8%       1,052   1.0%
   Income taxes (benefit)          (659) (27.1)%         114  22.0%       555  50.2%       724 38.9%         734  69.8%
   Net earnings (loss)           (1,776)  (7.7)%         405   1.6%       550   2.0%     1,139  4.1%         318    .3%
   Earnings (loss) per share    $  (.62)             $   .14          $   .19          $   .40          $    .11
   EPS - last 12 months         $  (.41)             $  (.41)         $  (.26)         $   .11          $    .11
Stock price range               $ 8 - 7              $ 7 5/8-6 1/4    $ 6 7/8-5 5/8    $ 7 1/2-6 1/2    $ 8-5 5/8
-----------------------------------------------------------------------------------------------------------------------
Fiscal 1993:
   Net sales                    $16,526              $20,257          $22,324          $23,369          $ 82,476
   Earnings (loss) before
      income taxes                 (201)  (1.2)%         677   3.3%       196    .9%       414  1.8%       1,086   1.3%
   Income taxes (benefit)           (81) (40.3)%         282  41.7%        84  42.9%       315 76.1%         600  55.3%
   Net earnings (loss)             (120)   (.7)%         395   1.9%       112    .5%        99   .4%         486    .6%
   Earnings (loss) per share    $  (.04)             $   .14          $   .04          $   .03          $    .17
   EPS - last 12 months         $   .42              $   .36          $   .26          $   .17          $    .17
   Stock price range            $ 8 5/8-7 1/8        $ 9 1/2-8        $ 9 5/8-8        $ 8 1/2-7 7/8    $9 5/8-7 1/8
-----------------------------------------------------------------------------------------------------------------------

The percentages indicate the pre-tax margin (earnings before income taxes/net sales), the effective tax rate (provision for income taxes/earnings before taxes) and after the tax margin (net earnings/net sales).

On December 31, 1995, there were 184 registered shareholders. Proxies were mailed to an additional 296 shareholders whose certificates were registered in the name of brokers, banks and nominees on March 29, 1996.