Form 10-K405, Exhibit 13
period 1996-12-29
HEIST C H CORP
filed 1997-03-27
CIK 46653

                                  EXHIBIT 13

                      1996 Annual Report to Shareholders

          C.H.Heist Corp.

          1996 annual report

ANNUAL REPORT

   Table of Contents

      1   Financial and Performance Highlights

2  -  3   Chairman's Letter

4  -  5   Heist Industrial Maintenance Services Review

6  -  7   Ablest Temporary Staffing Subsidiary Review

      8   Selected Financial Data

9-   10   Management's Discussion & Analysis

     11   Consolidated Balance Sheets

     12   Consolidated Statements of Earnings

     12   Consolidated Statements of Stockholders' Equity

     13   Consolidated Statements of Cash Flows

14 - 19   Notes to Consolidated Financial Statements

     20   Quarterly Financial Data

     21   Shareholder and Corporate Information

The 1996 C.H. Heist Corp. annual report is dedicated to the memory of Frank C. Trotter. Through an extraordinary knowledge of Heist's business, his unrivaled wit, innumerable anecdotes and his magical way with people, Frank had the uncanny ability to find the solution to any problem, moderate any dispute and counsel his colleagues on a myriad of issues. That's why many of us at Heist affectionately called Frank our "Secretary of State." A talented and devoted Company executive, he was with Heist for 25 years before his untimely death late in 1996. A beloved friend and associate to us all, we are grateful to have known Frank for so long and so well. We will miss him.


C.H. Heist Corp. stock trades on the American Stock Exchange under the symbol "HST"

Statements made in this report, other than those concerning historical information, should be considered forward-looking and subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Readers should carefully review and consider disclosures, including periodic reports on Forms 10-K and 10-Q filed with the Securities and Exchange Commission, which attempt to advise interested parties of the factors which affect the Company's business.

Performance Highlights

Heist announced that the Company received a favorable ruling from the Internal Revenue Service to distribute the common stock of Ablest Service Corp. on a pro rata basis to its shareholders. In conjunction with the spin-off during 1997, Ablest plans to consummate an initial public offering.

Ablest, the Company's temporary staffing subsidiary, purchased the assets of Tech Resource, Inc. - an Atlanta-based information technology staffing company. The new IT unit operates as Ablest Tech Resource Group.

Heist changed its operating structure to reduce costs and eliminate support functions that could be outsourced more cost effectively. The Company closed the Buffalo, N.Y. industrial maintenance service and repair facility, which will generate savings in 1997 of approximately $650,000.

Ablest opened four new offices and posted record annual sales in 1996, increasing to $49.5 million from $44.7 million in 1995.

The Heist Southern Region improved Economic Value Added(R) by $1.1 million, the largest EVA(R) improvement of any Heist business unit.


Financial Highlights

(in thousands, except per share earnings         December 29,1996     December 31,1995
---------------------------------------------------------------------------------------
Net Sales                                             $106,515             102,659
---------------------------------------------------------------------------------------
Cost of Sales                                           90,498              86,933
---------------------------------------------------------------------------------------
Gross Profit                                            16,017              15,726
---------------------------------------------------------------------------------------
Selling, General & Administrative Expenses              13,784              12,316
---------------------------------------------------------------------------------------
Operating Income                                         2,233               3,410
---------------------------------------------------------------------------------------
Other Expense, Net                                         724                 499
---------------------------------------------------------------------------------------
Earnings Before Income Taxes                             1,509               2,911
---------------------------------------------------------------------------------------
Income Taxes                                               819               1,305
---------------------------------------------------------------------------------------
Net Earnings                                               690               1,606
---------------------------------------------------------------------------------------
Earnings Per Share                                    $    .24                 .56
---------------------------------------------------------------------------------------

Heist company profile
C.H. Heist Corp ("Heist") provides industrial cleaning and maintenance services to a wide range of industries, such as chemical, petrochemical, power generation, pulp and paper, mining, nuclear and metallurgical plants and mills. Its industrial services include high-pressure water cleaning, painting, sandblasting, vacuuming of wet and dry industrial wastes, turnaround services and insulation sales and application.

The Company's industrial services offices and satellite facilities are located predominantly throughout the eastern United States. Heist has operations in states in the Great Lakes, Mid-Atlantic, Northeast, Southeast, Gulf Coast and Mississippi and Ohio river valleys. C.H. Heist Ltd., the company's Canadian subsidary, has offices, facilities and customers located in Ontario and Quebec, Canada.

Ablest Service Corp company profile
Ablest Service Corp. - a wholly owned subsidiary of C.H. Heist Corp. - is a temporary staffing company with 31 offices throughout the eastern half of the United States. It serves the business, professional and industrial sectors with both white and blue collar employes. With the acquisition of Tech Resource in September 1996, Ablest gained entry into the fast-growing, high-margin information technology (IT) sector.

C.H. Heist Corp. has announced its intention to spin-off Ablest Service Corp., combined with and initial public offering, during 1997. The move will transform Ablest into a "pure-play" company - essential in facilitating further growth and securing equity capital to finance expansion through acquisistion and new-office openings.

Positioning C.H. Heist and Ablest for the Future

(l-r) John L. Rowley, Chief Financial Officer, Dirctor

Charles H. Heist, Chairman of the Board, President and Chief Exectutive Officer; C.H. Heist Corp.

W. David Foster; President & Chief Executive Officer; Ablest Service Corp.

"Spinning off our temporary staffing subsidiary into a `pure play' company will deliver long-term benefits to both companies, as well as shareholders."

Fellow Shareholders

1996 saw C.H. Heist Corp. take a number of significant steps to position its industrial maintenance business and its temporary staffing subsidiary, Ablest Service Corp., for growth and prosperity in 1997 and beyond.

Fiscal 1996 sales increased to $106.5 million, $3.8 million or 3.8% over the $102.7 million recorded for 1995. Net earnings in 1996 were $690,000 or $.24 per share, compared to $1.6 million or $.56 per share in 1995.

While the write-off of obsolete inventory and higher-than-normal equipment repairs negatively impacted industrial maintenance earnings, great strides were made in 1996 in this business segment. For example, our Southern Region, formerly the Field Services Division, improved Economic Value Added(R) by $1.1 million, the largest EVA(R) improvement of any Heist business unit.

Ablest Service Corp. Spin-off and IPO
-------------------------------------

In 1996 we announced our intention to spin-off Ablest Service Corp., combined with an initial public offering, during 1997. The management team and Board of Directors believe spinning-off our temporary staffing subsidiary into a "pure play" company will deliver long-term benefits to both companies, as well as shareholders. We also believe the move is vital to allow Ablest to continue its excellent growth rate and to enhance its acquisition capabilities.

Technology Upgrades
-------------------

Another initiative is our investment in computer hardware and software. These upgrades allowed us to improve closing times and enhance our ability to provide customers with actionable data. We will continue to realize operational and process efficiencies as all our new systems come on line.

EVA Implementation
------------------

Heist implemented the Economic Value Added process in 1996 to guide and measure our financial reporting and incentive compensation systems. As we've stated before, EVA is a long-term strategy, and in 1996 we took major steps in educating all levels of management on the process and how to improve EVA results.

New Directors
-------------

In 1996 we made the decision to alter the structure of the Board of Directors - moving to five outsiders and two insiders. The new directors bring very impressive credentials and track records to the board.

Brian J. Lipke is the Chairman of the Board, President and Chief Executive Officer of Gibraltar Steel Corporation. The Chase Manhattan Corporation Northeast Regional Advisory Board and the Dunlop Tire Corporation are among Mr. Lipke's other directorships. Since becoming Chairman of Gibraltar in 1992 the processor of value-added steel products increased sales from $130 million to approximately $350 million, with an objective of $1 billion annually by 2003.

RONALD K. LEIRVIK is President of RKL Enterprises, an acquirer and manager of small to medium size manufacturing companies. Mr. Leirvik sits on the Board of Directors of AGA Gas, Inc. and Purdue Research Corp. He was formerly President, Chief Executive Officer and a Director of RB&W Corporation and Executive Vice President and General Manager of MOEN, Inc.

RICHARD W. ROBERSON is President of Sand Dollar Partners, Inc., an investment and consulting firm. He also serves on the Board of Directors of TransGlobal Systems, Inc. He was formerly President and Chief Executive Officer of Visionworks, Inc. Mr. Roberson, a certified public accountant, has also served as Senior Vice President of Eckerd Corporation and as a Senior Audit Manager with Peat Marwick in Tampa and New York.

I'd also like to note that in preparation for the planned spin-off and IPO of our temporary staffing subsidiary, CHARLES E. SCHARLAU and DONNA R. MOORE have been named to the Board of Directors of Ablest Service Corp.

After the spin-off, MR. SCHARLAU will resign his longtime position as a Heist Director. He is currently Chairman of the Board and Chief Executive Officer with the Southwestern Energy Company and Arkansas Western Gas Company.

MS. MOORE is Chairman of the Board of Discovery Zone, Inc., which operates 220 children's entertainment FunCenters throughout the United States. From 1987 to 1992, she led the Walt Disney Company's highly successful Disney Store concept, opening its first 156 stores in the United States and abroad. Before joining Discovery Zone, Ms. Moore was President - North American Division of Laura Ashley, Inc. and President and CEO of Motherhood Maternity.

As we approach the year 2000, we believe it is vital to add directors who can regularly work with the management team to provide counsel and insight on the operations of the Company. I am confident that the new Board will make the tough decisions necessary to guide the Company now and in the future.

C.H. Heist also owes a debt of gratitude to two directors who are leaving the Board after a combined 60-plus years of dedicated and meritorious service to Heist.

WILLARD F. FOSTER has been associated with the Company for nearly 40 years. Thanks to his incredible engineering skills and foresight, he is responsible for developing and implementing many of the processes, systems and equipment we use out in the field today.

RICHARD J. O'NEIL was responsible for shaping the sound fiscal policies of Heist, and ensuring that the Company's financial structure continually enabled us to grow and prosper. He was also a creative and insightful thinker who contributed to our entry into the temporary staffing industry.

On behalf of the management team and the Board, thank you for the countless hours of learned counsel and guidance you've given to the Company.

2000 AND BEYOND
---------------

The management team and the Board of Directors enter 1997 with tremendous confidence in both C.H. Heist Corp. and Ablest Service Corp. With the planned spin-off and initial public offering of Ablest, each company will be strategically positioned to take advantage of tremendous opportunities in their respective industries.



Sincerely,

/s/ Charles H. Heist

Charles H. Heist
Chairman of the Board, President
and Chief Executive Officer


C.H. Heist Corp.

     Annual Sales
      in millions
1992               71.4
1993               82.5
1994              102.6
1995              102.7
1996              106.5


C.H. Heist Corp.

Shareholders' Equity
    in thousands
1992            24,916
1993            24,709
1994            24,513
1995            26,368
1996            27,074

A Tale of Two Companies

An interview with Charles H. Heist

Charles H. Heist,
Chairman of the Board, President and Chief Executive Officer, C.H. Heist Corp.


"Part of our strategy for competing with the larger companies is using the EVA(R) process to evaluate projects and internal investment of equipment, manage capital deployed and increase shareholder value."

WHAT STEPS ARE UNDER WAY TO GROW INDUSTRIAL MAINTENANCE REVENUES?

We'll soon be bringing in a vice president of marketing - someone from outside Heist - to work with the rest of our executive team to formulate and execute a new strategic initiative.

We also have re-emphasized chemical cleaning because of the introduction of new environmentally friendly chemicals. While clean up is absolutely necessary with these environmentally friendly chemicals, neutralization is not. This lowers the overall cost of the job. That's one of the reasons we're so excited about the chemical cleaning business. That business has grown well, and we're expecting sales for this service to grow to approximately $3 million in 1997.

We're introducing some new services as well. While still in their infancy, we're very confident in the potential each has for steadily growing revenues.

One is "dewatering" using a mobile filter press that removes liquids from industrial wastes. This greatly reduces associated disposal costs. One recently completed tank dewatering contract cost the customer about $350,000. The traditional disposal alternative would have cost approximately $1.4 million. There are thousands of tanks around the country for which this service can be provided.

Federal Indoor Air Quality (IAQ) standards have become a big issue for our current and potential customers, and will likely be the impetus for steady growth in yet another service area for Heist. Office, commercial and industrial facilities all have heat, ventilation and air-conditioning ducts which harbor dust with a variety of microbes and other unwanted particles. Heist has a licensing agreement to use some innovative new equipment to clean and disinfect ducts. This is another new service that has great potential.

Taking advantage of economies of scale in transportation costs is the key to our newly built hazardous materials transfer station in northern Quebec. It is very expensive for companies to ship small quantities of hazardous waste long distances to licensed disposal facilities. Heist can save these customers money by collecting waste for less than the long-haul transportation cost. The waste is categorized at the transfer station, reduced in volume through filtration and clarification, then accumulated on site until it's economical to take it to a licensed disposal facility. Sales should approximate $800,000 in the first year.

WHERE ARE THE PRIMARY GEOGRAPHIC MARKETS THAT THE INDUSTRIAL SERVICES BUSINESS SERVES?

Our current focus is in the Ohio Valley, the Mississippi Valley, Ontario and Quebec. We maintain a substantial presence throughout the eastern United States and on the Gulf Coast. Our intention is to continue to expand within and around those markets. Our recent strategy has been to open satellite offices close to areas we presently serve. In 1996 we opened satellites in Covington, Virginia; Welden, North Carolina; Circleville, Ohio; Chattanooga, Tennessee and Charleston and Spartanburg, South Carolina. These satellites all contributed modestly in 1996, and we expect increased performance from these markets in 1997.

WHAT IS THE COMPANY'S STRATEGY FOR COMPETING WITH LARGER INDUSTRIAL MAINTENANCE AND ENVIRONMENTAL COMPANIES?

We focus on customized services that the bigger players in the business do not offer.

The other part of our strategy for competing with the larger companies is using the EVA(R) process to evaluate projects and internal investment of equipment, manage capital deployed and increase shareholder value. Our industry is currently in a period of consolidation and the result is a lot of volume pricing. A number of our competitors are content to give their services away, but we are not going to do that. We have no interest in growing revenue at the expense of margins. EVA is not designed to be a quick-fix scenario. It's a tool that helps us to focus on long-term profit growth and increased shareholder value.

There are a number of other factors that make Heist competitive in the industrial maintenance business. We believe our overall risk management and safety program is the best in our industry. For the fourth year in a row the Company has achieved reductions in our insurance premiums that are a direct result of our safety and risk management programs. We have continued to look into automating operational processes on an on-going basis to reduce the risk for our employees and provide a safe work environment.

Another major competitive attribute is the experience of our people. Compared to our competitors, you'll find that no one in our business keeps employees at the management and worker levels as long as we do. Our average service time in management is approximately 20 years. Some of the front-line workers in our original offices have been with us for 15 to 17 years. That long-term employment reduces the need for entry-level training, so we are able to focus on the more sophisticated training that brings results to the bottom line and performance to our customers.

THE COMPANY ADOPTED THE ECONOMIC VALUE ADDED(R) (EVA(R)) SYSTEM IN 1996. WHAT BENEFITS ARE YOU SEEING FROM THE USE OF THIS PROCESS?

We fully anticipate definitive long-term benefits from our EVA program. While our intentions and strategies with regard to EVA have indeed been long term, we've also enjoyed some immediate improvements. By improving inventory turnover and reducing inventory size - through implementation of just-in-time deliveries or having vendors stock inventory - we have reduced investment in inventory by $400,000.

ARE YOU SATISFIED THAT THE TURNAROUND MANAGEMENT BUSINESS IS NOW FUNCTIONING AS WAS INTENDED?

The most disappointing aspect of 1996 was that we were unable to stimulate the maintenance business - that is our real forte - in conjunction with our turnaround work. The turnaround business is very cyclical, with some jobs occurring on two- to five-year intervals. Our goal is to smooth out the peaks and valleys in the turnaround business with regular day-to-day maintenance contracts. On the plus side, we have completed the turnarounds on time and within cost estimates.

It's important to note that from the EVA viewpoint, the turnaround business for the Southern Region has improved EVA by $1.1 million. It's still not where we want it to be, but it has improved tremendously. It was the single largest EVA improvement in the organization.

DO YOU EXPECT THE CHANGES TO THE C.H. HEIST OPERATING STRUCTURE IN THE THIRD QUARTER TO HAVE A SUBSTANTIAL POSITIVE IMPACT ON EARNINGS DURING 1997?

Yes, I do. We have identified an estimated annual savings of approximately $650,000 for 1997.

IS HEIST'S FINANCIAL POSITION STRONG ENOUGH TO ABSORB ANOTHER ACQUISITION AT THIS TIME?

Yes. We could absorb an acquisition as long as it is accretive to earnings. Our financial position is very strong.

WHAT AFFECT DO YOU ANTICIPATE THE ABLEST SPIN-OFF WILL HAVE ON THE HEIST INDUSTRIAL SERVICES BUSINESS?

We expect the spin-off to have no appreciable impact on the operations of the industrial services business.

C.H. Heist Corp. will be significantly smaller with revenues of approximately $60 million, and will be focused solely on the industrial cleaning and maintenance services that the company has been identified with since 1949. While the temporary staffing subsidiary has provided a significant portion of Company revenues, I am very confident of Heist's ability to prosper with our focus on the core business, our new services, state-of-the-art IT systems and a restructured organization.


Heist

 Industrial Maintenance Sales
     in millions
1992              43.7
1993              46.4
1994              58.5
1995              58.0
1996              57.0

A Tale of Two Companies
An interview with W. David Foster

W. David Foster,
President & Chief Executive Officer, Ablest Service Corp.

ARE YOU COMFORTABLE THAT ABLEST CAN ACHIEVE ITS LONG-TERM GROWTH GOAL OF ANNUAL SALES OF $200 MILLION BY THE YEAR 2000?

I'm very comfortable with our goal of reaching $200 million in annual net sales by 2000, and doing so primarily through acquisition. We are currently having discussions with several acquisition candidates, and intend to be even more aggressive with our acquisition activity once we complete our spin-off and IPO.

WHICH AREAS OF THE TEMPORARY STAFFING BUSINESS OFFER THE MOST POTENTIAL FOR ABLEST?

All segments of the staffing industry offer potential, though information technology (IT) is hot right now. The reality is that, long-term, the whole industry still has the potential for growth and we are not backing off from our traditional commercial staffing business. Strategically, it makes sense for us to enter IT, because this area is growing based on high demand and short supply. Therefore, it's a higher margin business.

As Ablest grows, our IT business will grow, but at this point I don't expect it to exceed 15% of our business. We believe that there will be opportunities to grow the IT business in the near term, as it is consolidating more rapidly than traditional commercial staffing.

HOW WILL ABLEST BE ABLE TO REMAIN COMPETITIVE WITH THE INCREASING NUMBER OF LARGE COMPANIES THAT ARE RESULTING FROM CONSOLIDATION WITHIN THE INDUSTRY?

We plan to be part of the consolidation through our acquisition plans. Our perspective, however, is that being the biggest does not necessarily give you a competitive edge. Some of the largest and oldest temporary staffing companies had problems related to their dependence on large national contracts. We don't know what the exact critical mass is, nor have we targeted an optimum size. But we do believe that there will always be opportunity for a quality regional player.

IN SEARCHING FOR LOCATIONS FOR NEW OFFICES OR ACQUISITION CANDIDATES, IS THERE ONE OR MORE SPECIFIC GEOGRAPHIC AREAS THAT ABLEST WILL CONCENTRATE ON?

Ablest plans to open five additional offices in `97, after opening four in `96 and four in `95. We plan to expand in the eastern United States concentrating on the Mid-Atlantic area, including the metro-Washington D.C. market. We currently operate in New York State and the Chicago, Illinois area and are looking at the Ohio market to fill in the Great Lakes region. We feel it is a natural fit and a strong business environment.

We are opening an office in Dallas, Texas to service Blockbuster Entertainment. We have been working with them in Ft. Lauderdale, Florida for many years, and they've asked us to move with them to help staff their new headquarters office. We're very happy to do that. It is a great market, and this really is an exceptional opportunity to enter an area that also has excellent IT potential. I am really excited about Dallas.

THE STAFFING INDUSTRY, LIKE ABLEST, HAS DOUBLED IN SIZE OVER THE LAST FOUR YEARS. DO YOU EXPECT THIS LEVEL OF GROWTH TO CONTINUE?

I don't think expansion will continue at that pace. I feel the industry overall will grow at about 15% per year. Commercial staffing growth will probably be in the 11 to 13% range, and I believe that IT will grow in the range of 20 to 25% over the next year. The acquisition of Tech Resource provides Ablest with access to the IT market and we intend to expand this business. We are currently exploring opportunities within the IT market and hope to complete one or two acquisitions in that area in 1997.

THE TREND AMONG FORTUNE 1000 COMPANIES IS CONSOLIDATION OF VENDORS. WHAT STRATEGY WILL ABLEST EMPLOY TO REMAIN A VIABLE CONTENDER FOR THIS BUSINESS?

We look for clients who want value-added services and a supplier they can partner with. Our major competitive strength is our ability to empower local management to react as owners of the Company and have the motivation to satisfy their customers' expectations. These local offices have the backing of a larger company, providing human resources support and IT systems, but they have the autonomy to operate as a local company which can meet the needs of their customers. We don't force everyone into a specific model, and this is a significant advantage for a local-regional player like us. Our branch offices bring in their own business, develop programs for their customers, and make it a part of their operations.

We have, and will continue to, walk away from national contract pricing that doesn't add economic value to the company.

Ablest has provided service to some business locations that have national contracts with another supplier when the customer became dissatisfied with the service. In those instances, we were happy to come in and work at rates necessary to attract qualified candidates. This clearly doesn't happen everywhere, but we're finding it gives us the opportunity to establish partnerships based on our value-added service concept.

HOW IS ABLEST POSITIONED TO RESPOND TO THE CURRENT CONSOLIDATION OF FIRMS THAT SERVICE THE COMMERCIAL STAFFING SECTOR?

We want to complete the spin-off and IPO to make Ablest a "pure-play" company, so it is easier for us to participate in the consolidation movement by making acquisitions. The spin-off and IPO will enable us to assemble more creative purchase plans and buyout offers. Our intention is to become one of the consolidators. That's how we plan to get our $200 million in annual sales by 2000.

HOW WILL THE PLANNED SPIN-OFF OF ABLEST AFFECT THE OPERATION OF THE BUSINESS?

The major effect of the spin-off will be a clearer focus of who we are and where we are taking the company. The day-to-day operations will show no up-front changes. However, operating our own back-office services, rather than sharing with Heist, will be the most visible change. We are already in the process of establishing these programs. Ablest has been run relatively independently over the past 10 years, so the spin-off will tend to formalize this relationship.

WHAT STRATEGIC ADVANTAGES ARE OFFERED BY A STAND-ALONE ABLEST IN COMPARISON TO THE CURRENT SUBSIDIARY ARRANGEMENT?

It's the pure-play concept. A single-industry company is easier for investors to understand and to benchmark against the expectations for the entire industry group. And there is just no question that it will improve our ability to participate in consolidation activities by providing our stock as a potential acquisition currency.

We also expect the spin-off will result in greater coverage by staffing industry trade publications. The current tie-in with C.H. Heist Corp. is confusing for those that write about industry issues.

From all perspectives - customers, employees, recruits, acquisition targets and shareholders - our spinning-off into a pure-play company will put Ablest into a tremendously positive position.



"We want to complete the spin-off and IPO to make Ablest a `pure play' company.
 ... The spin-off and IPO will enable us to assemble more creative purchase plans and buyout offers. Our intention is to become one of the consolidators. That's how we plan to get our $200 million in annual sales by 2000."

ABLEST

Temporary Staffing Sales
     in millions

1992              27.7
1993              36.1
1994              44.1
1995              44.7
1996              49.5

 C.H. Heist Corp. & Subsidiaries

Summary of Selected Financial Data
 [in thousands, except per share earnings]

FISCAL YEARS ENDED DECEMBER                            1996 (1)           1995            1994            1993           1992
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                             $ 106,515         102,659         102,572          82,476          71,397
Cost of sales                                            90,498          86,933          90,098          71,506          60,941
-----------------------------------------------------------------------------------------------------------------------------------
     Gross profit                                        16,017          15,726          12,474          10,970          10,456

Selling, general and administrative expenses             13,784          12,316          11,003           9,511           7,886
-----------------------------------------------------------------------------------------------------------------------------------
     Operating income                                     2,233           3,410           1,471           1,459           2,570

Interest expense                                           (643)           (541)           (396)           (224)           (170)
Other income (expense)                                      (81)             42             (23)           (149)            (31)
-----------------------------------------------------------------------------------------------------------------------------------
     Earnings before income taxes                         1,509           2,911           1,052           1,086           2,369

Income taxes                                                819           1,305             734             600           1,099
-----------------------------------------------------------------------------------------------------------------------------------
     Net earnings                                     $     690           1,606             318             486           1,270
===================================================================================================================================
Effective tax rate                                         54.3%           44.8%           69.8%           55.3%           46.4%

Net earnings per share                                $     .24             .56             .11             .17             .44
===================================================================================================================================
Canadian operations (U.S. $):

     Sales                                            $  14,877          14,483          12,673          12,643          10,437

     Operating income (loss)                                923           1,118             549            (153)           (361)

     Total assets                                     $   9,316          10,093           9,451           8,479          10,117
===================================================================================================================================

Other data:
     Working capital                                  $  14,496          15,738          14,356          12,431          11,856
     Property, plant and equipment, net                  17,406          17,642          14,964          15,631          12,627
     Capital expenditures, including acquisitions         5,859           7,091           3,957           7,643           2,458
     Depreciation and amortization                        4,905           4,530           4,433           4,534           4,200
     Cash flow from operations (2)                        5,595           6,135           4,751           5,020           5,470
     Total assets                                        40,903          39,548          36,756          33,972          29,895
     Long-term debt                                       6,492           6,980           5,121           3,760             568
     Stockholders' equity                             $  27,074          26,368          24,513          24,709          24,916
     Return on beginning stockholders' equity               2.6%            6.6%            1.3%            2.0%            5.2%
     Weighted average number                              2,873           2,872           2,872           2,885           2,905
        of shares outstanding



(1) Includes effect of acquisition in 1996. See note 11 to Consolidated Financial Statements.
(2) Defined as net earnings plus depreciation and amortization.

Management's Discussion and Analysis of the Results of Operations and Financial Condition

For the fiscal years ended Dec. 29, 1996 compared to Dec. 31, 1995

Results Of Operations
---------------------
Sales for the current year increased by $3.8 million or 3.8% to $106.5 million from $102.7 million a year earlier. Sales in the company's temporary staffing segment, Ablest Service Corp. (Ablest), increased $4.8 million or 10.8%. Increased sales in offices opened in the prior year and sales in five new locations opened or acquired in 1996, including $682,000 in sales attributable to Tech Resource, Inc., acquired in September 1996, accounted for the increase. For more information in regard to this acquisition, please refer to footnote 11 in the accompanying financial statements.

Sales for the industrial maintenance segment declined by $974,000 or 1.7% compared to the same period one year ago. This decrease was mainly attributed to the loss at the end of 1995 of a contract to provide insulation application services at a facility of one of the Company's major customers. This contract accounted for approximately $2.4 million in sales in fiscal 1995. Also contributing to the decline in sales was a reduction in painting services of approximately $573,000 due in part to a lower magnitude of work being performed in 1996 on a major lead abatement contract. Field service repair sales declined by $1.2 million due to the change in focus away from this service and towards attaining annual maintenance contracts. Partially offsetting these declines were increases in equipment related services of $3.1 million. Larger volume of turnaround work and sales of a new service, "dewatering with a mobile filter press," were the reasons for this increase.

In terms of dollars, gross profit improved by $291,000 during fiscal 1996 as compared to fiscal 1995, however as a percentage of sales gross profit decreased to 15.0% from 15.3%. The increase in gross profit dollars was mainly attributable to improvements made at the Company's Southern region (formerly Heist Field Services) which had a gross profit during the current fiscal year compared to a gross loss during fiscal 1995. Partially offsetting this increase was a decline in gross profit dollars due to the loss of the insulation services contract and to higher than normal equipment repair costs. Ablest continued to contribute with gross profit improving to 17.4% in fiscal 1996 from 16.5% in fiscal 1995. The Company also was able to attain savings of approximately $2.0 million through safety training, development of safety programs and focusing on risk management.

Gross profit was also affected during 1996 by the August closing of the Company's Buffalo service and repair facility. When measured under the principals of EVA(R) (Economic Value Added), it was determined that this facility's daily volume of repair activity did not warrant the level of capital being employed. These services are currently being outsourced and resulted in a savings of approximately $140,000 in the fourth quarter of fiscal 1996. Savings in 1997 should approximate $650,000. During the last quarter inventories at field locations and the Buffalo service facility were reviewed and obsolete items were written off. This amounted to a charge of approximately $251,000 further reducing gross profit.

Selling, general and administrative expenses increased by $1.5 million or 12% compared to fiscal 1995. The increase in the current fiscal year was partially the result of depreciation expense on the upgrade in information systems which occurred during fiscal 1995. In addition, legal expenses associated with the planning and preparation of documents associated with the potential spin-off and initial public offering of Ablest and increased costs for wages, training, and recruiting of personnel contributed to the increase.

Other expenses net, increased during the current fiscal year by $225,000 or 45% over the comparable period one year ago. This was partially due to an increase in interest expense of approximately $103,000 and a decrease in interest income of approximately $77,000. The increase in interest expense was due to a higher level of borrowing during the current fiscal year while the decline in interest income was due to both a reduction in short term investments and the rate of return on those investments.

The effective tax rate for the current fiscal period is 54% compared to 45% in the prior fiscal year. The full tax benefit of operating losses are offset by state taxes, which are due even when losses are incurred. Also higher foreign tax rates on earnings at the Company's Canadian subsidiary contributed to the higher effective tax rate.

Financial Condition
-------------------
The quick ratio is 2.7 to 1 compared to 3.2 to 1 and the current ratio is 3.1 to 1 compared to 3.7 to 1 at December 29, 1996, and December 31, 1995, respectively. Working capital decreased by $1.3 million during fiscal 1996 in part due to a $500,000 short term promissory note associated with the acquisition of certain assets of Tech Resource, Inc., an increase in accrued payroll related items of $591,000, reduced inventories of $566,000, and a $349,000 reduction in cash and cash equivalents. The reduction in cash and cash equivalents is the result of using available cash to fund capital additions, the acquisition of certain assets of Tech Resource, Inc. and reducing debt. Partially offsetting these reductions were increases in accounts receivable, current deferred tax assets, prepaid insurance and a decrease in income taxes payable.

Long term borrowings decreased by $488,000, leaving open credit commitments at Manufacturers and Traders Trust Company of $3.5 million for C.H. Heist Corp. and $5 million for Ablest Service Corp. The Company also has $366,000 (the U.S. dollar equivalent) available at the Royal Bank of Canada.

Capital expenditures were $4.7 million for fiscal 1996. Of this amount, $1.8 million were additions to the mobile equipment fleet, $872,000 were for computer equipment and software, $567,000 were for facilities and $1.6 million were for other equipment, furniture and fixtures. Commitments as of December 29, 1996 were $41,000 of which $38,000 were for facilities and the remainder for replacement equipment. It is anticipated that existing internally available funds, cash flows from operations and available borrowings will be sufficient to cover working capital and capital expenditures in 1997.

Recent Developments
-------------------
In a press release dated January 8, 1997, the Company announced that it will delay the spin-off and initial public offering of Ablest Service Corp. until later this year. The conditions in the stock market for an initial public offering of the size contemplated became unfavorable and therefore the Company, based on the advice of investment bankers, decided to delay these plans until later in 1997.

Results of Operations
---------------------
For the fiscal years ended December 31, 1995 compared to December 25, 1994

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

Selling, general and administrative expenses increased by $1.3 million or 11.9%. The increases resulted from the upgrade of Information Technology to accommodate planned growth, consulting services to design a management reporting system that follows the Economic Value Added (EVA(R)) Model, implementing an automated retrieval system in temporary staffing offices and personnel additions to strengthen the service to our customers.

Interest income increased due to excess cash invested at higher rates in the Canadian subsidiary. Interest expense increased due to higher interest rates on borrowed funds in the United States and higher average debt levels. Sales of equipment resulted in a net loss on sale of property, plant and equipment. Intangible assets relating to two acquisitions were fully amortized in 1994, resulting in the decrease in amortization expense in 1995. Collectively, the above caused the increase in other expense of $80,000 or 19.2%.

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



Independent Auditors' Report

The Board of Directors
C.H. Heist Corp.:

We have audited the accompanying consolidated balance sheets of C. H. Heist Corp. and subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended December 29, 1996, December 31, 1995 and December 25, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C. H. Heist Corp. and subsidiaries as of December 29, 1996 and December 31, 1995, and the results of their operations and their cash flows for the years ended December 29, 1996, December 31, 1995 and December 25, 1994, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Buffalo, New York
February 14, 1997

C.H. Heist Corp. & Subsidiaries

Consolidated Balance Sheets

YEAR ENDED                                                           Dec. 29, 1996          Dec. 31, 1995
---------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                        $  2,691,908              3,040,815
     Receivables, less allowance for doubtful receivables of
        $459,311 and $426,234 in 1996 and 1995, respectively            14,533,685             14,283,008
     Services in progress                                                1,117,235                990,729
     Parts and supplies                                                  1,604,470              2,170,572
     Prepaid expenses                                                      324,114                187,647
     Deferred income taxes (note 5)                                      1,010,376                834,417
---------------------------------------------------------------------------------------------------------
                      Total current assets                              21,281,788             21,507,188
Property, plant and equipment, at cost (note 2)                         49,635,229             47,355,312
     Less accumulated depreciation                                      32,229,168             29,712,818
---------------------------------------------------------------------------------------------------------
                      Net property, plant and equipment                 17,406,061             17,642,494
Deferred income taxes (note 5)                                             141,367                131,922
Other assets                                                             2,073,881                265,916
---------------------------------------------------------------------------------------------------------
                                                                      $ 40,903,097             39,547,520
=========================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY Current liabilities:
     Current installments of long-term debt (note 4)                  $    537,667                 37,667
     Accounts payable                                                    1,579,775              1,306,819
     Accrued expenses (note 3)                                           4,470,646              3,879,265
     Income taxes payable                                                  197,753                545,675
---------------------------------------------------------------------------------------------------------
                      Total current liabilities                          6,785,841              5,769,426
Long-term debt, excluding current installments (note 4)                  6,492,390              6,980,057
Deferred income taxes (note 5)                                             551,285                430,286
---------------------------------------------------------------------------------------------------------
                      Total liabilities                                 13,829,516             13,179,769
---------------------------------------------------------------------------------------------------------
Stockholders' equity (notes 4, 5 and 6):
     Common stock of $.05 par value. Authorized 8,000,000
           shares; issued 3,167,092 and 3,165,192 shares for
            1996 and 1995, respectively                                    158,355                158,260
     Additional paid-in capital                                          4,267,798              4,253,689
     Retained earnings                                                  24,984,062             24,293,966
     Equity adjustment from foreign currency translation                (1,084,731)            (1,086,261)
---------------------------------------------------------------------------------------------------------
                                                                        28,325,484             27,619,654
     Less cost of common stock in treasury - 292,419 shares             (1,251,903)            (1,251,903)
---------------------------------------------------------------------------------------------------------
                      Total stockholders' equity                        27,073,581             26,367,751
---------------------------------------------------------------------------------------------------------
Commitments and contingencies (notes 12 and 13)                               --                     --
---------------------------------------------------------------------------------------------------------
                                                                      $ 40,903,097             39,547,520
=========================================================================================================

See accompanying notes to consolidated financial statements.

 C.H. Heist Corp. & Subsidiaries

Consolidated Statement of Earnings

YEAR ENDED                                             Dec. 29, 1996          Dec. 31, 1995         Dec. 25, 1994
------------------------------------------------------------------------------------------------------------------
Net sales                                              $ 106,515,038           102,659,211           102,572,391
Cost of sales                                             90,498,402            86,933,518            90,098,687
------------------------------------------------------------------------------------------------------------------
                    Gross profit                          16,016,636            15,725,693            12,473,704
Selling, general and administrative expenses              13,783,389            12,315,628            11,003,144
------------------------------------------------------------------------------------------------------------------
                   Operating income                        2,233,247             3,410,065             1,470,560
------------------------------------------------------------------------------------------------------------------
Other income (expense):
     Interest expense                                       (643,175)             (540,517)             (395,960)
     Interest income                                          62,299               139,337                64,146
     Gain (loss) on disposal of property,
         plant and equipment, net                             10,988               (25,251)               39,049
     Amortization of other assets                           (116,919)             (124,029)             (194,982)
     Miscellaneous, net                                      (37,436)               51,521                69,109
------------------------------------------------------------------------------------------------------------------
                    Other expense, net                      (724,243)             (498,939)             (418,638)
------------------------------------------------------------------------------------------------------------------
                   Earnings before income taxes            1,509,004             2,911,126             1,051,922
Income taxes (note 5)                                        818,908             1,305,318               733,899
------------------------------------------------------------------------------------------------------------------
                   Net earnings                        $     690,096             1,605,808               318,023
===================================================================================================================
Net earnings per common share                          $         .24                   .56                   .11
===================================================================================================================
Weighted average number of
     common shares outstanding                             2,873,337             2,871,812             2,871,743
===================================================================================================================


See accompanying notes to consolidated financial statements.



                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                             Equity
                                                                           adjustments
                                                Additional                 from foreign                                Total
                                    Common       paid-in        Retained    currency           Treasury stock       stockholders'
                                    stock        capital        earnings   translation       Shares        Amount       equity
---------------------------------------------------------------------------------------------------------------------------------
Balances at December 26, 1993   $   158,135     4,235,689    22,370,135      (841,504)       287,419    (1,213,778)    24,708,677
Net earnings                           --            --         318,023          --             --            --          318,023
Foreign currency translation
     adjustment                        --            --            --        (475,554)          --            --         (475,554)
Purchase of treasury shares            --            --            --            --            5,000       (38,125)       (38,125)
---------------------------------------------------------------------------------------------------------------------------------
Balances at December 25, 1994       158,135     4,235,689    22,688,158    (1,317,058)       292,419    (1,251,903)    24,513,021
Net earnings                           --            --       1,605,808          --             --            --        1,605,808
Exercised options                       125        18,000          --            --             --            --           18,125
Foreign currency translation
     adjustment                        --            --            --         230,797           --            --          230,797
---------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1995       158,260     4,253,689    24,293,966    (1,086,261)       292,419    (1,251,903)    26,367,751
Net earnings                           --            --         690,096          --             --            --          690,096
Exercised options                        95        14,109          --            --             --            --           14,204
Foreign currency translation
     adjustment                        --            --            --           1,530           --            --            1,530
---------------------------------------------------------------------------------------------------------------------------------
Balances at December 29, 1996   $   158,355     4,267,798    24,984,062    (1,084,731)       292,419    (1,251,903)    27,073,581
=================================================================================================================================

See accompanying notes to consolidated financial statements.

C.H. Heist Corp. & Subsidiaries
Consolidated Statement of Cash Flows

-----------------------------------------------------------------------------------------------------------------------
YEAR ENDED                                                             Dec. 29,1996      Dec. 31, 1995     Dec. 25,1994
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net earnings                                                     $     690,096        1,605,808          318,023
     Adjustments to reconcile net earnings to net
          cash provided by operating activities:
           Depreciation of plant and equipment                            4,787,806        4,405,519        4,237,734
           Amortization of other assets                                     116,919          124,029          194,982
           (Gain) loss on disposal of property,
               plant and equipment, net                                     (10,988)          25,251          (39,049)
           Deferred income taxes                                            (64,405)          81,313         (186,848)
           Changes in assets and liabilities (see below)                    238,197          281,265       (3,056,906)
-----------------------------------------------------------------------------------------------------------------------
               Net cash provided by operating activities                  5,757,625        6,523,185        1,467,936
-----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Additions to property, plant and equipment, net                     (4,740,100)      (7,090,800)      (3,957,032)
     Proceeds from disposal of property, plant
        and equipment                                                       225,430          150,262          226,895
     Acquisition (note 11)                                               (1,118,579)            --               --
-----------------------------------------------------------------------------------------------------------------------
               Net cash used by investing activities                     (5,633,249)      (6,940,538)      (3,730,137)
-----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Proceeds from bank line of credit borrowings                         8,700,000        8,200,000        9,206,000
     Repayment of bank line of credit borrowings                         (9,150,000)      (6,300,000)      (7,806,000)
     Repayments of other long-term debt                                     (37,667)         (40,806)        (112,263)
     Purchase of treasury shares                                               --               --            (38,125)
     Exercised stock options                                                 14,204           18,125             --
-----------------------------------------------------------------------------------------------------------------------
               Net cash (used) provided by financing activities            (473,463)       1,877,319        1,249,612
-----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                    180           47,834         (113,436)
-----------------------------------------------------------------------------------------------------------------------
               Net (decrease) increase in cash and
                   cash equivalents                                        (348,907)       1,507,800       (1,126,025)
Cash and cash equivalents at beginning of year                            3,040,815        1,533,015        2,659,040
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $   2,691,908        3,040,815        1,533,015
=======================================================================================================================
Changes in assets and liabilities providing (using) cash:
        Receivables                                                   $    (255,840)         705,732       (4,201,372)
        Services in progress                                               (127,604)         863,594         (291,125)
        Parts and supplies                                                  565,729         (108,077)        (312,509)
        Prepaid expenses                                                   (136,548)        (158,639)         111,478
        Accounts payable                                                    292,797         (442,344)         378,545
        Accrued expenses                                                    592,148         (895,833)       1,168,486
        Income taxes payable                                               (348,529)         215,186          162,143
        Other assets                                                       (343,956)         101,646          (72,552)
-----------------------------------------------------------------------------------------------------------------------
               Total                                                  $     238,197          281,265       (3,056,906)

=======================================================================================================================
Supplemental disclosure of cash flow information:
       Cash paid during year for:
        Interest                                                      $     457,939          433,534          300,244
        Income taxes                                                  $   1,144,414          938,737          760,243
=======================================================================================================================
       Non cash investing and financing activities:
        Note issued in connection with acquisition (note 11)          $     500,000             --               --
=======================================================================================================================

See accompanying notes to consolidated financial statements.

C.H. Heist Corp. & Subsidiaries

Notes to Consolidated Financial Statements

Years ended December 29, 1996, December 31, 1995 and December 25, 1994

(1) Summary of Significant Accounting Policies

C. H. Heist Corp. and subsidiaries (the Company) provide industrial cleaning and maintenance services and, through its subsidiary, Ablest Service Corp. (Ablest), provides temporary staffing services. The industrial business provides services for a wide range of industries domestically and through C.H. Heist Ltd., a wholly owned subsidiary, in Canada. The temporary staffing business provides commercial and technical staffing services to various businesses and organizations.

Significant accounting policies followed by the Company are summarized as follows:

(a)  FISCAL YEAR
     The Company's fiscal year ends on the last Sunday of December. The consolidated financial statements include 52 weeks for each of the years ended December 29, 1996 and December 25, 1994, and 53 weeks for the year ended December 31, 1995.

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

(g)  INTANGIBLE ASSETS
     The values ascribed to acquired intangibles (included in other assets), primarily goodwill, covenants not-to-compete, and customer and employee lists are being amortized on the straight-line method over periods of five to thirty years.

(h)  INCOME TAXES
     Income taxes are accounted for by the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating loss and credit carryforwards and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

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

(l) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" on January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed their fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

(m)  STOCK OPTION PLANS
     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock- Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and thereafter as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123 (note 6).

(2)  PROPERTY, PLANT AND EQUIPMENT
A summary of property, plant and equipment, at cost, follows:

---------------------------------------------------------------------
YEAR ENDED                           Dec.29, 1996       Dec. 31,1995
--------------------------------------------------------------------
Land                                  $ 1,458,089          1,446,844
Buildings and improvements              5,495,550          5,147,329
Machinery and equipment                24,147,290         24,227,007
Automotive equipment                   12,966,536         11,869,224
Office furniture and equipment          5,151,771          4,287,886
Leasehold improvements                    415,993            377,022
--------------------------------------------------------------------
                                    $  49,635,229         47,355,312
====================================================================

(3)  ACCRUED EXPENSES

A summary of accrued expenses follows:

----------------------------------------------------------------------
YEAR ENDED                           Dec.29, 1996       Dec. 31, 1995
----------------------------------------------------------------------
Payroll and other compensation        $ 2,058,075          1,495,414
Taxes, other than income                  345,069            453,816
Insurance                               1,709,346          1,607,583
Site rehabilitation                       149,499            318,881
Other                                     208,657              3,571
---------------------------------------------------------------------
                                      $ 4,470,646          3,879,265
=====================================================================


(4) INDEBTEDNESS

A summary of long-term debt follows:

-------------------------------------------------------------------------------------
YEAR ENDED                                          Dec.29, 1996         Dec. 31,1995
-------------------------------------------------------------------------------------
Notes payable, bank -revolving credit agreement      $ 6,450,000          6,900,000
Note payable issued in connection with an
    acquisition (note 11) with interest at
    8%, payable on September 15, 1997                    500,000
Mortgage notes with interest at 8.75%,
     payable in principal installments of
     approximately $37,700 annually                       80,057            117,724
------------------------------------------------------------------------------------
     Total long-term debt                              7,030,057          7,017,724
Less current installments of long-term debt              537,667             37,667
------------------------------------------------------------------------------------
     Long-term debt, excluding current installments  $ 6,492,390          6,980,057
====================================================================================

The Company has a $10,000,000 unsecured bank line of credit under a revolving credit agreement. The interest rate on borrowings under the line of credit is elected weekly by the Company and is either (i) the bank's prime rate or (ii) the Secondary Market Certificate of Deposit (CD) Rate plus 7/8%. The rate in effect at December 29, 1996 is 6.4%. On July 31, 1998, the Company has the option of converting the then outstanding borrowings to a term loan, payable in twenty equal quarterly installments, bearing interest at either (i) the bank's prime rate plus 1/2% or (ii) the Secondary Market CD Rate plus 1-1/2%. If converted, the Company continues electing, on a weekly basis, the interest rate to be charged. The revolving credit agreement contains working capital requirements, and limits the amount of liabilities, capital expenditures and payment of cash dividends. Under the most restrictive of these provisions, $1,000,000 of retained earnings is free of dividend restrictions at December 29, 1996. Commitment fees of 1/4% per annum are payable on the average daily unused portion of the line of credit. Compensating balances, may be, but are not required to be, maintained. If compensating balances are not maintained at 5% of borrowings, fees at the bank's prime rate are charged on the balance not maintained.

One of the Company's U.S. subsidiaries also has an unsecured line of credit in the amount of $5,000,000. The interest rate on any borrowings is determined in the same manner as the Company's revolving credit notes, (with the Secondary Market CD Rate plus 1-1/8%). Commitment fees of 1/4% per annum are payable on the average daily unused portion of the line of credit. No compensating balances are required and no amounts have been borrowed to date.

The Company's Canadian subsidiary has an unsecured line of credit in the U.S. dollar equivalent amount of $365,550 at December 29, 1996. Any borrowings thereunder bear interest at the prime rate of the Royal Bank. Commitment fees of 1/4% per annum are payable on the average daily unused portion of the line of credit. No compensating balances are required.
No amounts were outstanding at December 29, 1996 and December 31, 1995.

Long-term debt matures as follows, assuming conversion of the amount due under the revolving credit agreement; $537,667 in 1997; $682,667 in 1998; $1,294,723 in 1999; $1,290,000 in 2000; $1,290,000 in 2001; and $1,935,000 thereafter. The fair value of long-term debt approximates its recorded value.

(5)  Income Taxes

Income tax expense consists of:

-------------------------------------------------------------------------------------------------------------------
YEAR ENDED                                              Dec.29, 1996          Dec. 31,1995            Dec. 25,1994
-------------------------------------------------------------------------------------------------------------------
Current expense:
     Federal                                           $     149,952               377,936               234,128
     State                                                   295,018               246,433               344,506
     Foreign                                                 438,343               599,636               342,113
-------------------------------------------------------------------------------------------------------------------
                                                             883,313             1,224,005               920,747
-------------------------------------------------------------------------------------------------------------------
Deferred expense (benefit):
     Federal                                           $     (29,247)               75,906              (181,089)
     State                                                    (2,355)                5,407               (12,941)
     Foreign                                                 (32,803)                 --                   7,182
-------------------------------------------------------------------------------------------------------------------
           Total deferred                                    (64,405)               81,313              (186,848)
-------------------------------------------------------------------------------------------------------------------
                                                       $     818,908             1,305,318               733,899
====================================================================================================================
Earnings before income taxes consist of:
     Domestic                                          $     426,260             1,602,578               353,655
     Foreign                                               1,082,744             1,308,548               698,267
-------------------------------------------------------------------------------------------------------------------
                                                       $   1,509,004             2,911,126             1,051,922
====================================================================================================================

Actual income taxes differ from the "expected" taxes (computed by applying the U.S. Federal corporate tax rate of 34% to earnings before income taxes) as follows:

-------------------------------------------------------------------------------------------------------------------
YEAR ENDED                                              Dec.29, 1996          Dec. 31,1995            Dec. 25,1994
-------------------------------------------------------------------------------------------------------------------
Computed expected tax expense                          $     513,061               989,783               357,653
   Adjustments resulting from:
     Effect of higher foreign tax rates                      166,627               154,970               111,884
     State taxes net of Federal tax benefit                  193,158               166,214               218,834
     Change in beginning of year valuation allowance
           for deferred tax assets                          (129,220)               (7,403)                1,756
     Other                                                    75,282                 1,754                43,772
-------------------------------------------------------------------------------------------------------------------
                                                       $     818,908             1,305,318               733,899
===================================================================================================================
Effective tax rate                                              54.3%                 44.8%                 69.8%
===================================================================================================================

The tax effects of temporary differences that give rise to the deferred tax assets and liability are as follows:

---------------------------------------------------------------------------------------------
YEAR ENDED                                                     Dec.29, 1996      Dec. 31,1995
---------------------------------------------------------------------------------------------
Current deferred tax assets:
     Allowance for doubtful receivables                         $   127,572           105,332
     Accrued site rehabilitation expense                             60,931           117,728
     Accrued insurance expense                                      648,251           531,544
     Other                                                          173,622            79,813
---------------------------------------------------------------------------------------------
                                                                  1,010,376           834,417
---------------------------------------------------------------------------------------------
Long-term deferred tax assets:
     Accumulated depreciation of plant and equipment                141,367           261,142
     Valuation allowance                                               --            (129,220)
---------------------------------------------------------------------------------------------
                                                                    141,367           131,922
---------------------------------------------------------------------------------------------
Long-term deferred tax liability, net:
     Liabilities:
           Accumulated depreciation of plant and equipment         (724,227)         (652,956)
           Other                                                     (1,268)          (17,314)
---------------------------------------------------------------------------------------------
                                                                   (725,495)         (670,270)
     Assets:
           Operating loss and credit carryforwards                  811,127           334,193
           Accumulated amortization of other assets                 174,210           189,897
           Valuation allowance                                     (811,127)         (284,106)
---------------------------------------------------------------------------------------------
                                                                   (551,285)         (430,286)
---------------------------------------------------------------------------------------------
           Net deferred tax assets                              $   600,458           536,053
=============================================================================================

In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the years which the deferred tax assets are deductible, management has provided valuation allowances for those carryforwards that are not expected to be realized.

Undistributed earnings of the Canadian subsidiary, which are intended to be permanently reinvested in the business are approximately $11,123,000 at December 29, 1996. If such earnings were remitted to the domestic parent, taxes based at the then current rates and subject to certain limitations would be payable after reduction for any foreign taxes previously paid on such earnings.


(6) STOCK OPTION PLANS
The Company has reserved 375,000 common shares for issuance in conjunction with its Stock Option Plan (Plan). The Plan provides for the granting of incentive stock options and/or nonqualified options to officers and key employees to purchase shares of common stock at a price not less than the fair market value of the stock on the dates options are granted. Such options are exercisable at such time or times as may be determined by the Compensation Committee of the Board of Directors and generally expire no more than ten years after grant. Options vest and become fully exercisable six months after the grant date. A summary of stock option activity follows:

--------------------------------------------------------------------------------------------------------------
YEAR ENDED                                    Dec. 29, 1996           Dec. 31, 1995         Dec. 25, 1994
--------------------------------------------------------------------------------------------------------------
                                                        Weighted               Weighted               Weighted
                                                         Average                Average                Average
                                                        Exercise               Exercise               Exercise
                                            Shares        Price    Shares        Price    Shares        Price
--------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year             189,700       $7.80     149,153     $ 8.09      69,041     $ 8.79
     Granted                                     -           -      47,000       6.94      80,400       7.49
     Exercised                              (1,900)       7.48      (2,500)      7.25           -          -
     Canceled or expired                    (5,411)       8.06      (3,953)      8.49        (288)     10.13
--------------------------------------------------------------------------------------------------------------
Outstanding, end of year                   182,389       $7.80     189,700     $ 7.80     149,153     $ 8.09
==============================================================================================================
Options exercisable at year end            182,389                 142,700                102,853
==============================================================================================================


At December 29, 1996, the range of exercise prices and weighted average contractual life of outstanding and exercisable options was $6.94 - $11.14 and
7.3 years, respectively.

At December 29, 1996, there were 188,211 shares available for grant under the Plan. The per share weighted average fair value of stock options granted during 1995 was $3.81 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: expected dividend yield - none, risk free interest rate of 5.6%, volatility of 31% and an expected life of ten years.

The Company applies APB Opinion No. 25 in accounting for the Plan and, since options have been granted with exercise prices equal to the market value per share, no compensation cost has been recognized in the financial statements. Had the Company determined compensation cost based on the fair value of options at the grant date, the net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

-----------------------------------------------------------------------------
YEAR ENDED                                     Dec. 29, 1996     Dec 31,1995
------------------------------------------------------------------------------
Net earnings          As Reported              $    690,096        1,605,808
                      Pro forma                     597,696        1,590,766
Earnings per share    As Reported                       .24              .56
                      Pro forma                       $ .21              .55
=============================================================================


In May, 1996, the Company's shareholders approved the adoption of a Leveraged Stock Option plan (Leveraged Plan) for key employees. The Leveraged Plan authorizes the issuance of options covering up to 375,000 shares of common stock. Pursuant to the Leveraged Plan, 10%of an executive's annual incentive compensation will be used to calculate the number of stock options which will be granted following the end of the fiscal year. The number of options, and the exercise price, will be set by the Company's Compensation Committee and will be based on the average market price per share of common stock for the ten days prior to the calendar year end for which the option is granted. The exercise price of the options will be subject to escalation based on a formula to be approved by the Compensation Committee. Options will vest after three years and will be exercisable over a ten-year period. Based on 1996 incentive compensation results and subject to the approval of the Compensation Committee, 33,583 options are expected to be issued under the Leveraged Plan in 1997. The exercise price is initially expected to be set at $6.22 per share.

(7) EMPLOYEE BENEFIT PLANS
The Company has a qualified noncontributory defined benefit pension plan covering substantially all of its non-bargaining unit personnel in the United States. The benefits are based on years of service and the employee's average compensation during employment. Pension costs are funded as required by applicable regulations. The following table sets forth the funded status of the plan at the October 1 measurement dates and the components of pension expense:

---------------------------------------------------------------------------------
YEAR ENDED                                      Dec. 29, 1996     Dec. 31, 1995
---------------------------------------------------------------------------------
Funded status:
     Accumulated benefit obligation:
        Vested                                   $ 1,764,135          1,744,222
        Nonvested                                    307,140            376,786
---------------------------------------------------------------------------------
                                                 $ 2,071,275          2,121,008
=================================================================================
Projected benefit obligation                       2,633,293          2,762,755
Plan assets (insurance contracts
  and money market funds), at fair value           2,787,708          2,351,367
Plan assets in excess of (less than)
  projected benefit obligation                       154,415           (411,388)
Unrecognized cumulative experience gain           (1,233,281)          (629,424)
Unrecognized prior service cost                      685,385            746,923
Unrecognized net transition asset                     15,107             17,814
---------------------------------------------------------------------------------
        Accrued pension liability                $  (378,374)          (276,075)
=================================================================================
Principal actuarial assumptions are:
     Weighted average discount rate                     7.25%              6.25%
     Weighted average return on plan assets             7.75%              7.75%
     Rate of compensation increase                      5.15%              4.90%
=================================================================================

---------------------------------------------------------------------------------------------------
YEAR ENDED                                            Dec. 29, 1996   Dec. 31,1995    Dec. 25, 1994
---------------------------------------------------------------------------------------------------
Pension expense:
     Service cost-for projected benefits
       earned during the period                         $ 426,715         300,416         424,609
     Interest cost on projected benefit obligation        171,981         128,884         119,768
     Actual return on plan assets                        (137,526)       (328,967)        101,275
     Net amortization and deferral                        (18,658)        167,510        (208,202)
---------------------------------------------------------------------------------------------------
        Total pension expense                           $ 442,512         267,843         437,450
===================================================================================================

The Company maintains a deferred profit sharing plan covering all salaried employees of its Canadian subsidiary. Contributions to the plan are based on net earnings, as defined, subject to certain limitations based on the salaries of the participants. Expenses under the plan were $35,000 in 1996, $30,000 in 1995 and $32,028 in 1994.

(8) METHODS AND DEVELOPMENT COSTS Methods and development costs amounted to $248,046, $154,417 and $182,542 for the fiscal years 1996, 1995 and 1994, respectively.

(9) INDUSTRY SEGMENTS AND MAJOR CUSTOMERS The Company operates in two industry segments, industrial maintenance and temporary help. Net sales by segment are sales to unaffiliated customers. Intersegment sales, where applicable, are accounted for on the same basis as sales to unaffiliated customers. The cost of performing certain administrative services are allocated between the segments. Segment data as of and for each of the years ended December 29, 1996, December 31, 1995, and December 25, 1994 are as follows (in thousands):

---------------------------------------------------------------------------------------------------------
YEAR ENDED                                                  Dec. 29, 1996   Dec. 31,1995    Dec. 25,1994
---------------------------------------------------------------------------------------------------------
Industrial maintenance services:
     Net sales                                                $  57,001          57,974         58,469
     Operating income (loss)                                     (1,114)            488         (1,930)
     Identifiable assets                                         31,598          30,468         29,948
     Capital expenditures                                         4,485           6,706          3,653
     Depreciation                                                 4,468           4,085          4,144
     Amortization                                             $      24              24             91
=========================================================================================================
Temporary help:
     Net sales                                                $  49,514          44,685         44,103
     Intersegment sales                                              84             134            152
---------------------------------------------------------------------------------------------------------
        Total sales                                           $  49,598          44,819         44,255
=========================================================================================================
     Operating income                                         $   3,347           2,922          3,401
     Identifiable assets                                          9,268           7,588          5,704
     Capital expenditures, including acquisition in 1996          1,374             385            304
     Depreciation                                                   320             321             94
     Amortization                                             $      93             100            104
=========================================================================================================
Corporate assets                                              $      37           1,492          1,104
=========================================================================================================
Consolidated:
     Net sales                                                $ 106,515         102,659        102,572
     Operating income                                             2,233           3,410          1,471
     Total assets                                                40,903          39,548         36,756
     Capital expenditures, including acquisition in 1996          5,859           7,091          3,957
     Depreciation                                                 4,788           4,406          4,238
     Amortization                                             $     117             124            195
=========================================================================================================

The segment data reflects the Company's operational structure. However, certain corporate expenses and assets have been allocated to industry segments. Corporate assets not allocated include certificates of deposit. One customer accounted for approximately 8.4%, 12.9% and 11.2% of the Company's consolidated net sales in 1996, 1995 and 1994, respectively. At December 29, 1996 and December 31, 1995, receivables include $1,328,867 and $1,016,416, respectively, from the same customer.

(10) CANADIAN OPERATION
A summary of financial data (in U.S. dollars) relating to the Company's Canadian industrial maintenance operation follows (in thousands):

--------------------------------------------------------------------------
YEAR ENDED               Dec. 29, 1996     Dec. 31, 1995    Dec. 25,1994
---------------------------------------------------------------------------
Identifiable assets          $ 9,316           10,093            9,451
Liabilities                      754              703              803
Net sales                     14,877           14,483           12,673
Net earnings                 $   677              709              349
=========================================================================


(11) ACQUISITION OF BUSINESS
On September 15, 1996, Ablest purchased certain assets from Tech Resource, Inc., a Georgia Corporation, and its shareholder. The aggregate purchase price, including acquisition costs, was approximately $1,619,000, of which approximately $1,119,000 was paid in cash and $500,000 in the form of a one year promissory note (note 4). The acquisition was accounted for using the purchase method of accounting. The operations of the acquired business are included in the 1996 consolidated statement of earnings from the acquisition date. The purchase price was allocated to assets acquired based on their fair values, including approximately $1,581,000 which has been allocated to various intangible assets, primarily goodwill.

(12) LEASE COMMITMENTS
The Company and its subsidiaries occupy certain facilities under noncancellable operating lease arrangements. Expense under such arrangements amounted to $785,730, $659,594 and $549,907 in 1996, 1995 and 1994, respectively. Of these amounts, $91,970, $83,400 and $83,400 applied to leases with related persons in 1996, 1995 and 1994, respectively.

In addition, the Company leases certain automotive and office equipment under noncancellable operating lease arrangements which provide for minimum monthly rentals. Expense under such arrangements amounted to $813,431, $689,897, and $517,863 in 1996, 1995 and 1994, respectively.

Management expects that in the normal course of business, leases that expire will be replaced by new leases. Real estate taxes, insurance and maintenance expenses are obligations of the Company.

A summary of future minimum rental payments at December 29, 1996 under operating leases follows:

                    Real Property
Year      Related Persons       Other          Equipment
===========================================================
1997          $54,560          481,636          833,130
-----------------------------------------------------------
1998           57,000          241,374          395,048
-----------------------------------------------------------
1999           58,400           85,893          128,667
2000           54,780           47,470             --
2001          $  --             28,413             --
-----------------------------------------------------------


(13) CONTINGENCIES
The Company is exposed to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of such matters will not have a material adverse effect on the Company's financial condition.

C.H.Heist Corp. & Subsidiaries
Quarterly Data

In order to assist our stockholders and other members of the financial community in following our progress, this chart is provided, with the blank spaces provided for the current 1997 fiscal year.

[in thousands, except per share data and percentages]

-----------------------------------------------------------------------------------------------------------------------------------
QUARTER ENDED                           MARCH                JUNE                SEPT.              DEC.               FULL YR.
-----------------------------------------------------------------------------------------------------------------------------------
Fiscal 1997:
     Net sales                     $                   $                   $                  $                    $
     Earnings (loss) before
       income taxes                                %                    %                  %                   %                 %
     Income taxes (benefit)                        %                    %                  %                   %                 %
     Net earnings (loss)                           %                    %                  %                   %                 %
     Earnings (loss) per share     $                   $                   $                   $                   $
     EPS - last 12 months          $                   $                   $                   $                   $
     Stock price range             $                   $                   $                   $                   $
-----------------------------------------------------------------------------------------------------------------------------------
Fiscal 1996:
     Net sales                     $ 25,769            $ 25,781            $ 28,219            $ 26,746            $106,515
     Earnings (loss) before
       income taxes                    (101)   (.4)%       (500)   (1.9)%       878     3.1%      1,232       4.6%    1,509   1.4%
     Income taxes (benefit)             (39)  38.7)%        (49)   (9.7)%       305    34.8%        602      48.8%      819  54.3%
     Net earnings (loss)                (62)   (.2)%       (451)   (1.8)%       573     2.0%        632       2.4%      690    .6%
     Earnings (loss) per share     $      (.02)        $      (.16)        $       .20         $      .22     $           .24
     EPS - last 12 months          $       .66         $       .35         $       .34         $      .24     $           .24
     Stock price range             $ 7 5/8-6 1/4       $ 7 7/8-6 1/2       $ 8 7/8-5 1/2       $ 8 5/8-7 3/4  $ 8 7/8-5 1/2
------------------------------------------------------------------------------------------------------------------------------------
Fiscal 1995:
     Net sales                     $ 24,544            $ 25,301            $ 27,179            $ 25,635            $102,659
     Earnings (loss) before
       income taxes                    (573)  (2.3)%        974      3.8%     1,089     4.0%      1,421     5.5%      2,911   2.8%
     Income taxes (benefit)            (225) (39.3)%        550     56.5%       490    45.0%        490    34.5%      1,305  44.8%
     Net earnings (loss)               (348)  (1.4)%        424      1.7%       599     2.2%        931     3.6%      1,606   1.6%
     Earnings (loss) per share     $      (.12)        $       .15         $       .21    $           .32     $           .56
     EPS - last 12 months          $       .61         $       .62         $       .64    $           .56     $           .56
     Stock price range             $  10 3/4-6 3/4     $ 9 1/2-8           $ 8 1/8-7 1/4  $ 8 5/8-6 3/4        $10 3/4-6 3/4
------------------------------------------------------------------------------------------------------------------------------------
Fiscal 1994:
     Net sales                     $ 23,199            $ 24,897            $ 26,964            $ 27,512            $102,572
     Earnings (loss) before
       income taxes                  (2,435)  (10.5)%       519      2.1%     1,105     4.1%      1,863     6.8%      1,052   1.0%
     Income taxes (benefit)            (659)  (27.1)%       114     22.0%       555    50.2%        724    38.9%        734  69.8%
     Net earnings (loss)             (1,776)   (7.7)%       405      1.6%       550     2.0%      1,139     4.1%        318    .3%
     Earnings (loss) per share     $      (.62)        $      .14          $       .19    $           .40     $           .11
     EPS - last 12 months          $      (.41)        $     (.41)         $      (.26)   $           .11     $           .11
     Stock price range             $ 8-7               $ 7 5/8-6 1/4       $ 6 7/8-5 5/8  $ 7 1/2-6 1/2       $ 8-5 5/8
------------------------------------------------------------------------------------------------------------------------------------

The percentages indicate the pre-tax margin (earnings before income taxes / net sales), the effective tax rate (provision for income taxes / earnings before taxes) and after the tax margin (net earnings / net sales).

On December 29, 1996, there were 180 registered shareholders. Proxies were mailed to an additional 450 shareholders whose certificates were registered in the name of brokers, banks and nominees on March 27, 1997.

Heist Officers & Directors

Charles H. Heist
Chairman of the Board, President and Chief Executive Officer

John L. Rowley
Chief Financial Officer, Director

Chauncey D. Leake, Jr.
Financial Consultant
Director

Charles E. Scharlau
Chairman of the Board and Chief Executive Officer, Southwestern Energy Company and Arkansas Western Gas Company
Director

Ronald K. Leirvik
President, RKL Enterprises
Director

Brian J. Lipke
Chairman of the Board, President and Chief Executive Officer, Gibraltar Steel Corporation
Director

Richard W. Roberson
President, Sand Dollar Partners, Inc
Director

Isadore Snitzer, Esq.
Partner, Borins, Setel, Snitzer & Brownstein
Secretary

Mark P. Kashmanian
Chief Accounting Officer, Treasurer

Duane F. Worthington II
Vice President, U.S. Operations

Andrew R. Crowe, Jr.
Vice President and Chief Operating Officer, C.H. Heist, Ltd.

Thomas B. Boisture
Vice President, Engineering & Development

Paul K. Brumfield
Vice President, Human Resources, Safety, Health and Environment





Ablest Officers & Directors

W. David Foster
President and Chief Executive Officer, Director

John L. Rowley
Vice President - Finance, Director

Kurt R. Moore
Executive Vice President

Charles H. Heist
Chairman of the Board

Charles E. Scharlau
Chairman of the Board and Chief Executive Officer, Southwestern Energy Company and Arkansas Western Gas Company,
Director

Donna R. Moore
Chairman of the Board, Discovery Zone, Inc.,
Director

Shareholder Services
To change the name, address or ownership of stock, report lost certificates or to consolidate accounts, please contact the Transfer Agent:

First Union National Bank
Securities Transfer Department
CMG - 5 Mailing Code
Suite 1200
Charlotte, North Carolina  28288
or phone toll free (800) 829-8432

Stock Trading
C.H. Heist Corp. common stock is traded on the American Stock Exchange under the symbol "HST"

Investor Relations and General Information
Analysts, investors and others
seeking financial information should contact:

John L. Rowley
Chief Financial Officer
(813) 461-5656 (phone)
(813) 447-1146 (fax)

Form 10-K
Copies of our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available to shareholders at no charge. To request a copy please write or fax John L. Rowley.

Financial information is also available from Corporate Financials On-Line. Set modems to dial 1-718-279-3590 (8N1). Financial information is also available via the Internet at http://www.cfonews.com or http://www.heist.com

Corporate Headquarters
C.H. Heist Corp.
810 North Belcher Road
Clearwater, Florida  34625
(813) 461-5656 (phone)
(813) 447-1146 (fax)
http://www.heist.com (Internet)

Wholly Owned Subsidiaries
C.H. Heist, Ltd.
Ablest Service Corp.
PLP Corp.

Corporate Services
Independent Certified Public Accountants
KPMG Peat Marwick LLP
Buffalo, New York 14202

General Counsel
Baker & Hostetler
Cleveland, Ohio 44114