Form 10-K405, Exhibit 13
period 1997-12-28
HEIST C H CORP
filed 1998-03-25
CIK 46653

                                                                      EXHIBIT 13

                       1997 ANNUAL REPORT TO SHAREHOLDERS

                               TABLE OF CONTENTS

1        Performance Highlights and Company Profile

2-5      Chairman's Letter

6-9      Review of Operations

10       Summary of Selected Financial Data

11-12    Management's Discussion & Analysis

13       Consolidated Balance Sheets

14       Consolidated Statements of Earnings

14       Consolidated Statements of Stockholders' Equity

15       Consolidated Statements of Cash Flows

16-21    Notes to Consolidated Financial Statements

22       Independent Auditors' Report

23       Quarterly Financial Data

24       Directors & Officers

25       Shareholder and Corporate Information

FINANCIAL HIGHLIGHTS

(In thousands, except per share earnings)       December 28, 1997         December 29, 1996
-------------------------------------------------------------------------------------------
Net Sales                                       $119,516                  $106,515
Cost of Sales                                    100,687                    90,498
Gross Profit                                      18,829                    16,017
Selling, General & Administrative Expenses        15,756                    13,784
Operating Income                                   3,073                     2,233
Other Expense, Net                                 1,069                       724
Earnings Before Income Taxes                       2,004                     1,509
Income Taxes                                       1,106                       819
Net Earnings                                         898                       690
Earnings Per Share                              $    .31                  $    .24


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

EVA(R) is a registered trademark of Stern Stewart & Co.

--------------------------------------------------------------------------------
                             PERFORMANCE HIGHLIGHTS
--------------------------------------------------------------------------------

- Net sales increased 12% to a record $119.5 million for 1997. Earnings per share also increased approximately 30% from $.24 to $.31 per share in 1997.

- The Company achieved improvements in Economic Value Added (EVA(R)).

- Ablest's commercial staffing - clerical, accounting and light industrial - sales grew approximately 15%, exceeding the industry average.

- Solidifying corporate leadership, W. David Foster was promoted to President and Chief Operating Officer, and Christopher H. Muir was appointed Vice President - Marketing and Sales.

- Ablest's information technology (IT) staffing solutions provider acquired Solution Source and The Kelton Group to enhance its presence in key Southeast markets. IT staffing represented approximately 12% of Staffing Services sales.

              NET SALES
           (in $millions)
93           $ 82.5
94           $102.6
95           $102.7
96           $106.5
97           $119.5


C.H. Heist Corp. stock trades on the American Stock Exchange under the symbol "HST."

--------------------------------------------------------------------------------
                                COMPANY PROFILE
--------------------------------------------------------------------------------

         STAFFING SERVICES AND INDUSTRIAL MAINTENANCE SERVICES are the two professional service segments of C.H. Heist Corp. and its U.S. and Canadian subsidiaries.

         THE STAFFING SERVICES segment focuses on providing temporary and contract staffing solutions to the business, professional and industrial sectors from 38 locations throughout the eastern half of the United States. Commercial staffing solutions - such as "traditional" clerical, accounting and light industrial assignments - are provided by Ablest Staffing Services. Information technology (IT) staffing solutions - such as computer programming, networking and consulting - are provided through Ablest Technology Services.

         THE INDUSTRIAL MAINTENANCE SERVICES segment focuses on providing industrial cleaning and maintenance solutions to a wide range of industries, such as chemical, petrochemical, power generation, pulp and paper, mining and metallurgical plants. Its industrial services consist of hydroblasting, painting, sandblasting, vacuuming of industrial wastes, turnaround services, chemical cleaning and commercial insulation. Industrial Maintenance Services facilities are located throughout the eastern United States and eastern Canada.

--------------------------------------------------------------------------------
                              TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------

[PHOTO]

Chairman of the Board and
Chief Executive Officer Charles H. Heist

         Company Mission: To provide quality services which will exceed our clients' expectations and improve their level of performance.

         In 1997 our customers demanded that C.H. Heist Corp.'s Staffing Services and Industrial Maintenance Services segments provide solutions to make their own businesses safer, more productive and more profitable. Heist delivered.

         We were able to deliver because of the skill and experience our executives and managers have in running two complementary businesses in dynamic and high-potential industry lines which both:

- Focus on business-to-business service

- Rely on highly trained and dedicated employees

- Rely on proprietary know-how

- Invest in its people to stay competitive

- Compete against many competitors, large and small, in fragmented industries

- Take advantage of consolidation in their industries through acquisitions

- Have tremendous potential to grow geographic markets and service offerings

- Provide flexible and innovative solutions for business and industrial customers

         We believe that Heist has forged a unique culture from the similarities in our Staffing Services and Industrial Maintenance Services segments, which makes possible the unmatched delivery of quality professional services. Our combined businesses give Heist substantial financial strength, stability and flexibility, which in turn make significant acquisitions in either the Staffing Services or Industrial Maintenance Services segments possible.

LEADERSHIP

         In 1997 we made several key changes in our executive group. W. David Foster's promotion to President and Chief Operating Officer of Heist in 1997 came 11 years after he took the helm of our then $8.7 million Staffing Services business and grew it into a $63.3 million regional leader. His years of experience in Industrial Maintenance Services came during his tenure as Heist's Vice President - Marketing and Sales, from 1976 to 1986. Dave has tremendous knowledge of both business segments, their people and the customers they serve.

          NET EARNINGS
         (in $millions)

93           $ .486
94           $ .318
95           $1.606
96           $ .690
97           $ .898


         One of Dave's most valuable attributes is his ability to identify opportunities ahead of the curve, and capitalize on them by focusing and leading his team to achieve results. I'm confident that as President and Chief Operating Officer, Dave will be able to more directly add value to both our business segments and help lead the Company into the future.

         Another member of our management team is Vice President - Marketing and Sales Christopher H. Muir, who joined the Company in May of 1997. Chris has involved people at all levels from Industrial Maintenance offices in the development of a new strategic marketing plan, which is well on its way to being implemented.

         While strengthening the management team with Dave's promotion and Chris' appointment, we also enhanced the Board of Directors.

         During the past 15 months, we appointed four new outside directors. The Board now consists of six outside directors and three insiders. I believe strongly in maintaining a diverse Board of Directors with proven records as successful CEOs and executives. We are fortunate to have such an impressive slate of progressive strategic thinkers leading the Company.


         OPERATING
         INCOME
      (in $millions)

93       $1.459
94       $1.471
95       $3.410
96       $2.233
97       $3.073

FINANCIAL RESULTS

         "Low debt and the overall strength of Heist's balance sheet, even after three acquisitions in less than two years, are keys to the Company's ability to pursue external growth in the months ahead."

         Net sales for 1997 increased to $119.5 million, $13.0 million or 12.2% over the $106.5 million recorded for 1996. Net earnings in 1997 were $898,000, or $.31 per share, an increase of approximately 30% compared to $690,000, or $.24 per share in 1996. Gross profit increased to 15.8% compared to 15.0% in 1996. Operating margins also improved to 2.6% compared to 2.1% the year prior.

         Staffing Services segment sales for 1997 were $63.3 million, up $13.8 million, or 27.8% compared to 1996. Industrial Maintenance Services segment sales for the year decreased by 1.3% to $56.2 million compared with 1996 sales of $57.0 million.

         The quick ratio at December 28, 1997 improved to 3.1 to 1 compared to
2.9 to 1 for the end of fiscal 1996, and the current ratio improved to 3.4 to 1 as compared to 3.3 to 1, for the respective periods.

         Low debt and the overall strength of Heist's balance sheet, even after three acquisitions in less than two years, are keys to the Company's ability to pursue external growth in the months ahead. This financial stability allows us to acquire, under reasonable terms, companies that immediately generate positive cash flow and add value for C.H. Heist Corp.

         In 1996 we initiated the Economic Value Added (EVA(R)) process, the Stern Stewart & Co. financial measure of a company's ability to produce returns that exceed the cost of capital. We believe this value-based management process is an important tool that helps to focus all employees on actions that will create value for our shareholders over the long term. All Company executives' compensation is tied to EVA improvement. Although we are not yet where we want to be in relation to this measurement, there was substantial improvement in our EVA performance for 1997 in comparison to the results for the prior year.

AN INVESTMENT IN VALUE

         Heist has solid niche positions in two growing and dynamic industries, a strong financial condition and a long history of prudent and conservative business decisions. We are confident that the Company's sound strategic direction and measurable performance improvements will begin to be reflected in increased shareholder value. Thank you for your confidence in C.H. Heist Corp., and I look forward to my next opportunity to report the Company's progress.


Sincerely,


/s/Charles H. Heist

Charles H. Heist
Chairman of the Board and Chief Executive Officer

         "We are confident that the Company's sound strategic direction and measurable performance improvements will begin to be reflected in increased shareholder value."


                           STOCK PRICE
                          VS. BOOK VALUE
                           AT PERIOD END

                    93       94       95       96       97
                  -----    -----    -----    ------   -----
BOOK VALUE        $8.59    $8.54    $9.18    $9.42    $9.56
STOCK PRICE       $7.62    $7.00    $6.87    $7.87    $7.00



          EBITDA
       (in millions)
       -------------
93       $5.7
94       $5.8
95       $7.8
96       $7.0
97       $8.0

--------------------------------------------------------------------------------
                             SEIZING OPPORTUNITIES
--------------------------------------------------------------------------------

[PHOTO]

President and Chief Operating
Officer W. David Foster

         "We expect Ablest Technology Services to account for about
          25% of our Staffing Services segment sales by the end of 1998, compared to approximately 12% in 1997."

         A number of substantial opportunities are at hand for C.H. Heist Corp., and management has positioned the Staffing Services and Industrial Maintenance Services segments to pursue and capitalize on those opportunities.


STAFFING SERVICES OPPORTUNITIES

         Analysts predict the staffing industry will experience nationwide expansion of $137 billion by 2001, highlighted by a 5-year compound annual growth rate of 13.6%. Our Staffing Services segment will continue to benefit from industry expansion trends by providing customized niche programs and services to long-term customers on a regional basis.

         Operating as Ablest Technology Services, information technology (IT) staffing holds the greatest growth potential for the Staffing Services segment, and was further bolstered by the second quarter acquisitions of Solution Source and The Kelton Group. Nationally, this specialty staffing market is expected to grow at a rate of 25% annually.

         "We expect Ablest Technology Services to account for about 25% of our Staffing Services segment sales by the end of 1998, compared to approximately 12% in 1997," President and Chief Operating Officer W. David Foster explained. "We'll hit 25% with the right acquisitions and if our internal growth continues at its current pace."

         Commercial staffing is expected to grow revenues 10% to 12% annually by providing staffing solutions for customers' accounting, clerical and light industrial personnel needs. The Company is currently working to take full advantage of four key growth drivers that should positively impact both information technology and commercial Staffing Services:

     - Companies' strategic plans increasingly call for temporary, or contract, staffing to accomplish short- and long-term goals and objectives

     - Companies are reluctant to add full-time staff because of potential layoff costs

     - Companies are concentrating on core strengths and relying on vendors to provide administrative and non-essential services

     -    Staffing providers emphasize problem solving, not just staffing


STAFFING CUSTOMER PARTNERSHIPS

     The Point Source(TM) "vendor-on-premises" program is one of the Company's most effective long-term relationship building tools. Long-term partnerships with customers can be attributed to commercial staffing's focus on providing responsive and customized staffing solutions to enhance clients' businesses. In a Point Source partnership, the Company places Ablest managers at customer locations to consult and implement staffing solutions to address customer needs on demand.

                      STAFFING SERVICES NET SALES
                      ---------------------------
                            (in $millions)
           93                   $36.1
           94                   $44.1
           95                   $44.7
           96                   $49.5
           97                   $63.3


     Point Source offers high-volume customers lower-cost and faster-response staffing solutions than traditional "retail" staffing procurement. In addition to Point Source's competitive advantages, the Company benefits from a more stable revenue stream and lower operating expenses than is typical of conventional staffing assignments.


GROWTH FOCUS

     To supplement internal revenue growth, the Company will consider for acquisition profitable information technology or commercial staffing companies with annual revenues between $6 million and $12 million and compatible corporate cultures.

     The Company has three primary internal growth strategies. One is to introduce Ablest Technology Services into the markets where Ablest Staffing Services already has a commercial staffing presence. The second is to expand into new markets where the Staffing Services segment will fulfill profitable niche staffing needs. The third is to continue opening satellite offices as economic conditions dictate.

                         INDUSTRIAL MAINTENANCE
                           SERVICES NET SALES
                         ----------------------
                            (in $millions)
           93                   $46.4
           94                   $58.5
           95                   $58.0
           96                   $57.0
           97                   $56.2

     "To continue the performance shareholders have come to expect from the Staffing Services segment," Foster noted, "we will continue to implement our five-point growth strategy."

     -    Be a preferred provider of quality commercial staffing services

     -    Be a growing provider of quality IT staffing and consulting services

     -    Maintain a decentralized entrepreneurial management structure

     -    Provide customized client services

     -    Apply innovative technology


          "We must continue to build and broaden our core competencies of industrial maintenance, cleaning, turnaround, waste disposal and HazMat response."


INDUSTRIAL MAINTENANCE SERVICES OPPORTUNITIES

     The North American industrial maintenance industry is experiencing one of its most volatile periods since Heist entered the business in 1949. Global competition has encouraged our customers to seek strategic alliances with professional service providers. As a result, the industry has segmented into three categories of industrial maintenance operations:

     - Large industry consolidators that tend to be publicly traded and post annual sales of $500 million or more.

     - Small "mom and pop" operations that will likely be acquired or have trouble surviving intense pressure to lower prices while enhancing service and developing higher technology processes. Most are privately held companies with sales under $10 million.

     - Niche and regional operations, like Heist. These operations typically have sales under $200 million, and some are publicly traded.

     To outperform other niche and regional operations, Heist must capitalize on long-standing customer partnerships, provide highly customized niche services, make processes more efficient, enhance marketing and sales efforts and look for strategic acquisition opportunities.


INDUSTRIAL MAINTENANCE CUSTOMER PARTNERSHIPS

     Long-standing customer partnerships allow Industrial Maintenance Services to permanently assign supervisors, operations staff and equipment on-site at customer facilities. Industrial Maintenance Services also provides supplemental services, employees and equipment to respond to crisis situations, production peaks and scheduled plant shut downs.

MARKETING AND SALES FOCUS

          "HEIST WILL SUCCEED BY BECOMING CUSTOMERS' LONG-TERM,
          SINGLE-SOURCE, PREFERRED PROVIDER OF INDUSTRIAL MAINTENANCE
          SOLUTIONS."

     In 1997, Heist committed to enhancing the resources dedicated to the Industrial Maintenance Services segment's marketing and sales.

     Heist assembled a corps of regional account executives that report directly to Vice President - Marketing and Sales Christopher H. Muir. New to Heist in 1997, Muir is a dynamic leader and strategic thinker who was brought in to lay the cornerstone of Industrial Maintenance Services' new marketing and sales foundation.

     This is an important, and positive, shift of new sales responsibility away from the Industrial Maintenance Services branch managers, who can now increase their focus on customer service.

     "We have committed to provide Chris and the sales team the sophisticated tools they need to tackle their responsibilities," Foster added.

     One example is an extensive market study by a national research firm that is slated for completion during the second quarter of 1998. Quantitative research such as this will now be regularly employed to enable the sales team to respond to market demands early and effectively. In some cases this marketing and sales response will require introducing new services.

     "Continually developing new services and processes is critical to providing safe, efficient, effective and profitable industrial maintenance solutions for our customers," Foster said.

     In 1997 Heist introduced chemical cleaning, a logical extension of the Company's hydroblasting services, thanks to the advent of environmentally friendly products. Industrial Maintenance Services just scratched the surface in chemical cleaning revenues in 1997, and invested in the state-of-the-art equipment required to add the new offering to its full menu of programs for all customers.

     To supplement Industrial Maintenance Services internal growth, Heist is investigating acquisition opportunities. We will consider profitable companies in the $5 million to $30 million revenue range that can offer Heist outstanding operations personnel, allied industrial maintenance services and entry into new regions.

         "We must continue to build and broaden our core competencies of industrial maintenance, cleaning, turnaround, waste disposal and HazMat (hazardous materials) response. Heist will succeed by becoming customers' long-term, single-source, preferred provider of industrial maintenance solutions," the President and Chief Operating Officer states.

                        C. H. Heist Corp. & Subsidiaries

          --------------------------------
                 SUMMARY OF SELECTED
                   FINANCIAL DATA
          --------------------------------


(In thousands, except per share earnings and percentages)
-----------------------------------------------------------------------------------------------------------------
 FISCAL YEARS ENDED DECEMBER                            1997(1)      1996(1)        1995        1994        1993
-----------------------------------------------------------------------------------------------------------------
Net sales                                             $ 119,516      106,515      102,659     102,572      82,476
Cost of sales                                           100,687       90,498       86,933      90,098      71,506
-----------------------------------------------------------------------------------------------------------------
     Gross profit                                        18,829       16,017       15,726      12,474      10,970

Selling, general and administrative expenses             15,756       13,784       12,316      11,003       9,511
-----------------------------------------------------------------------------------------------------------------
     Operating income                                     3,073        2,233        3,410       1,471       1,459

Interest expense                                           (729)        (643)        (541)       (396)       (224)
Other income (expense)                                     (340)         (81)          42         (23)       (149)

     Earnings before income taxes                         2,004        1,509        2,911       1,052       1,086
Income taxes                                              1,106          819        1,305         734         600
-----------------------------------------------------------------------------------------------------------------
      Net earnings                                    $     898          690        1,606         318         486
=================================================================================================================

Effective tax rate                                         55.2%        54.3%        44.8%       69.8%       55.3%

Net earnings per share                                $     .31          .24          .56         .11         .17
=================================================================================================================
Canadian operations (U.S. $):
      Sales                                           $  16,300       14,877       14,483      12,673      12,643
      Operating income (loss)                             1,525          923        1,118         549        (153)
      Total assets                                    $  10,570        9,316       10,093       9,451       8,479
=================================================================================================================

Other data:
      Working capital                                 $  16,559       14,661       15,738      14,356      12,431
      Property, plant and equipment, net                 16,839       17,406       17,642      14,964      15,631
      Capital expenditures, including acquisitions        6,708        5,859        7,091       3,957       7,643
      Depreciation and amortization                       5,357        4,905        4,530       4,433       4,534
      Cash flow from operations (2)                       6,255        5,595        6,135       4,751       5,020
      Total assets                                       44,086       40,797       39,548      36,756      33,972
      Long-term debt                                      8,755        6,492        6,980       5,121       3,760
      Stockholders' equity                               27,488       27,074       26,368      24,513      24,709
      Return on beginning stockholders' equity              3.3%         2.6%         6.6%        1.3%        2.0%
      Weighted average number of shares outstanding       2,877        2,873        2,872       2,872       2,885


              (1) Includes effects of acquisitions. Refer to note 13 of the consolidated financial statements.
              (2)  Defined as net earnings plus depreciation and amortization.

                        C. H. Heist Corp. & Subsidiaries
                        --------------------------------
                                  MANAGEMENT'S
                             DISCUSSION & ANALYSIS
                        --------------------------------

For the fiscal year ended December 28, 1997 compared to December 29, 1996

RESULTS OF OPERATIONS

Service revenues (net sales) for the current fiscal year increased by $13.0 million or 12.2% to $119.5 million from $106.5 million. Service revenues in the Company's growing staffing services segment, Ablest Service Corp. (Ablest), increased by $13.8 million or 27.8%, over the prior year. Ablest now represents 53% of the Company's consolidated service revenues. Started in 1978, Ablest service revenues have grown at a compound annual growth rate of 21.6% since 1990. Between September '96 and June '97, three acquisitions of information technology (IT) staffing companies were consummated adding $8.0 million in service revenues. Revenues from these acquisitions represented 11.5% of total service revenues for this segment in 1997. The commercial staffing division of Ablest grew at approximately 15%, which is slightly above the industry growth rate.

Service revenues in the Company's industrial maintenance segment, long the bulwark of the Company, declined by $753,000 or 1.3% compared to the prior year. After a slow first quarter in which service revenues were down by $3.2 million, this segment showed solid growth with increases in three consecutive quarters. Of particular note, service revenues increased in the fourth quarter by $1.7 million or 12.8%, over the same period of the prior year. Service revenue increases, in the fourth quarter, were achieved in field service repair, equipment related services, chemical cleaning, wet and dry vacuuming and waste management services. The Company's Canadian industrial maintenance subsidiary had increased service revenues for the year of $1.4 million, contributing significantly to the service revenue improvement during the last 9 months of 1997.

Gross profit on a consolidated basis increased by $2.8 million, or 17.6%, to $18.8 million from $16.0 million, one year earlier. Gross profit as a percentage of service revenues increased to 15.8% from 15.0% in the prior fiscal year. Gross profit percentage for the Company's staffing services segment decreased to 16.8% from 17.4%, one year earlier. Costs associated with new office openings, staffing existing offices to accommodate increased service revenues and the increased competitive pressures on pricing within the staffing industry contributed to this decline. Gross profit percentage for the industrial maintenance segment improved to 14.6% in 1997 from 13.1% during the prior year. The improvement in gross profit percentage was due to improved pricing in the Company's industrial maintenance segment and reductions in insurance reserves due to decreased claims for workers' compensation and the settlement of two liability claims pending against the Company for less-than-reserved amounts. The Company attributes the decreased workers' compensation claim level to continued improvements in the Company's safety - risk management program.

Selling, general and administrative expenses on a consolidated basis increased by approximately $2.0 million or 14.3% in fiscal 1997, as compared to fiscal 1996. Selling, general and administrative expenses for the staffing services segment increased by $2.4 million or 46.2% for the current fiscal year, compared with 1996. This increase is the result of costs associated with new office openings and information technology staffing company acquisitions. Additional increases were incurred to improve and expand support structures and field operations to accommodate the growth that Ablest has achieved and to position it for future growth. During the current year Ablest wrote-off approximately $218,000 in accounts receivable for one customer over disputed invoices on a short-term commercial staffing project. Additional write-offs were made for two customers who have filed for protection under Chapter 11 of the bankruptcy code. Selling, general and administrative expenses for the industrial maintenance segment decreased by approximately $400,000 or 4.7% during 1997. The decrease is primarily the result of streamlining and consolidations that were made in the Company's support functions.

Over the past two years the Company has made a major investment in information technology hardware, software and personnel, which also contributed to the increase in selling, general and administrative expense. This investment was made to provide management, and ultimately our customers, with more timely and accurate information. The Company has wide-and local-area networks for real-time communications throughout the geographically dispersed operating offices, which makes timely and reliable dissemination of information possible.

The Company has reviewed all applicable systems that it currently utilizes and has developed a plan to address and correct any year 2000 compliance issues by the end of the third quarter of fiscal 1998. The Company believes that coming into compliance with the year 2000 will not have a material impact on business, operations or financial condition.

Other expenses, net increased approximately $345,000, or 47.7%, during the current fiscal year, as compared to 1996. Amortization of goodwill and other assets associated with the technology staffing acquisitions contributed to this increase. The three acquisitions completed in the past fifteen months were financed by borrowing on the Company's line-of-credit and through long-term earnouts with previous owners. This increased the level of borrowing, and thus increased interest expense. Long-term debt reached $11.4 million during the year and at year-end was $8.75 million.

The acquisitions were accretive to earnings and generated positive cash flow, which was used to reduce debt. During the fourth quarter of 1997, the Company consolidated and increased its line-of-credit facility to a total availability of $25 million under more favorable terms and conditions than were in effect prior to the termination of separate credit facilities for the industrial maintenance services and staffing services segments. Also contributing to the increase in other expenses was the write-off of costs associated with the preparation of documents for the proposed spin-off and initial public offering of Ablest Service Corp., which was terminated by the Company's Board of Directors in the third quarter of 1997.

The effective tax rate for the current fiscal year was 55.2%. The effective rates are affected by the multiple taxing jurisdictions in which the Company operates, including higher foreign rates on earnings of the Company's Canadian subsidiary. Please refer to Footnote 8 of the Company's financial statements for a further explanation of income taxes.

FINANCIAL CONDITION

In 1996, the Company adopted the value-based management system, Stern Stewart & Co.'s Economic Value Added (EVA(R)) process. Under this process, the Company is focused on maximizing utilization of capital deployed on projects where the return exceeds the cost of capital as well as generating earnings. Executive and management incentive compensation is tied to improving EVA, further strengthening maximum capital utilization.

The quick ratio at December 28, 1997 improved to 3.1 to 1 compared to 2.9 to 1 for the end of fiscal 1996, and the current ratio improved to 3.4 to 1 as compared to 3.3 to 1, for the respective periods. Net working capital increased by $1.9 million during 1997. The increase in working capital is attributable to an increase in cash and cash equivalents by the Company's Canadian subsidiary, and an increase in accounts receivable by the staffing services segment resulting from significant sales growth. Also contributing was an increase in services in process, predominately at the Company's U. S. industrial maintenance services segment and a decrease in accrued wages, other compensation and related taxes. These increases to working capital were partially offset by a decrease in inventories and an increase in trade accounts payables for the industrial maintenance segment. Reference should be made to the statement of cash flows, which details the sources and uses of cash.

Open credit commitments at the end of 1997 were $16.25 million. The Company also has $348,000 (the US dollar equivalent) available for C. H. Heist, Ltd., the Company's Canadian subsidiary.

Capital expenditures (excluding acquisitions) were $4.8 million for fiscal 1997. Of this amount $2.5 million was additions to the mobile equipment fleet, $880,000 was for computer equipment, $83,000 was for facilities and the remainder was for other equipment, furniture and fixtures. Commitments as of December 28, 1997 were $209,000, of which $165,000 was for facilities, $39,000 was for computer equipment and the remainder for replacement equipment. It is anticipated that existing internally available funds, cash flows from operations and available borrowings will be sufficient to cover working capital and capital expenditures in fiscal 1998.

ACQUISITIONS

On April 28, 1997, Ablest Service Corp. acquired certain assets of Solution Source, Inc., of Atlanta, Georgia. Solution Source provides information technology staffing services and has been combined with the Ablest Technology Services division that was previously known as the Tech Resources Group.

On June 23, 1997, Ablest Service Corp. acquired certain assets of The Kelton Group, Inc. of Raleigh, North Carolina. The Kelton Group is an information technology staffing and documentation services provider. It has also been combined with the Ablest Technology Services division.

Reference should be made to the Company's May 8, 1997, 8-K filing for the Solution Source acquisition and July 8, 1997, 8-K filing for The Kelton Group acquisition.

For the fiscal year ended December 29, 1996 compared to December 31, 1995

RESULTS OF OPERATIONS

Sales for the current year increased by $3.8 million or 3.8% to $106.5 million from $102.7 million a year earlier. Sales in the company's temporary staffing segment, Ablest Service Corp. (Ablest), increased $4.8 million or 10.8%. Increased sales in offices opened in the prior year and sales in five new locations opened or acquired in 1996, including $682,000 in sales attributable to Tech Resource, Inc., acquired in September 1996, accounted for the increase. For more information in regard to this acquisition, please refer to footnote 13 in the accompanying financial statements.

Sales for the industrial maintenance segment declined by $974,000 or 1.7% compared to the same period one year ago. This decrease was mainly attributed to the loss at the end of 1995 of a contract to provide insulation application services at a facility of one of the Company's major customers. This contract accounted for approximately $2.4 million in sales in fiscal 1995. Also contributing to the decline in sales was a reduction in painting services of approximately $573,000 due to a lower magnitude of work being performed in 1996 on a major lead abatement contract. Field service repair sales declined by $1.2 million due to the change in focus away from this service and towards attaining annual maintenance contracts. Partially offsetting these declines were increases in equipment related service of $3.1 million. Larger volume of turnaround work and sales of a new service, dewatering with a mobile filter press were the reasons for this increase.

In terms of dollars, gross profit improved by $291,000 during fiscal 1996 as compared to fiscal 1995, however as a percentage of sales gross profit decreased to 15.1% from 15.3%. The increase in gross profit dollars was mainly attributable to improvements made at the Company's Southern region (formally Heist Field Services) which had a gross profit during the current fiscal year compared to a gross loss during fiscal 1995. Partially offsetting this increase was a decline in gross profit dollars due to the loss of the insulation services contract and to higher then normal equipment repair costs. Ablest continued to contribute with gross profit improving to 17.4% in fiscal 1996 from 16.5% in fiscal 1995. The Company also was able to attain savings of approximately $2.0 million through safety training, development of safety programs and focusing on risk management.

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

The effective tax rate for the current fiscal period is 54% compared to 44.8% in the prior fiscal year. The full tax benefit of operating losses are offset by state taxes, which are due even when losses are incurred. Also higher foreign tax rates on earnings at the Company's Canadian subsidiary contributed to the higher effective tax rate.

                                     C. H. Heist Corp. & Subsidiaries
                                     --------------------------------
                                                   CONSOLIDATED
                                                  BALANCE SHEETS
                                     --------------------------------



(In thousands, except share data)
------------------------------------------------------------------------------------------------
YEAR ENDED                                                        DEC. 28, 1997    DEC. 29, 1996
------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                         $  2,948            2,692
     Receivables, less allowance for doubtful receivables of
         $416 and $459 in 1997 and 1996, respectively                    16,621           14,534
     Services in progress                                                 1,357            1,117
     Parts and supplies                                                   1,254            1,605
     Prepaid expenses                                                       539              324
     Deferred income taxes (note 8)                                         806              899
------------------------------------------------------------------------------------------------
              Total current assets                                       23,525           21,171
------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost (note 2)                          52,677           49,635
     Less accumulated depreciation                                       35,838           32,229
------------------------------------------------------------------------------------------------
              Net property, plant and equipment                          16,839           17,406
Deferred income taxes (note 8)                                              176              146
Intangible assets, net (note 3)                                           3,386            1,600
Other                                                                       160              474
------------------------------------------------------------------------------------------------
                                                                       $ 44,086           40,797
================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY Current liabilities:
     Current installments of long-term debt (note 5)                   $     38              538
     Accounts payable                                                     2,660            1,580
     Accrued expenses (note 4)                                            3,814            4,194
     Income taxes payable                                                   454              198
------------------------------------------------------------------------------------------------
              Total current liabilities                                   6,966            6,510
Long-term debt, excluding current installments (note 5)                   8,755            6,492
Deferred incentive compensation (note 6)                                    479              276
Deferred income taxes (note 8)                                              398              445
------------------------------------------------------------------------------------------------
              Total liabilities                                          16,598           13,723
------------------------------------------------------------------------------------------------
Stockholders' equity (notes 5, 7 and 8):
     Common stock of $.05 par value. Authorized 8,000,000 shares;
          issued 3,167,092 shares for 1997 and 1996, respectively           158              158
     Additional paid-in capital                                           4,274            4,268
     Retained earnings                                                   25,882           24,984
     Equity adjustment from foreign currency translation                 (1,583)          (1,084)
------------------------------------------------------------------------------------------------
                                                                         28,731           28,326
     Less cost of common shares in treasury - 290,269 and
         292,419 shares for 1997 and 1996, respectively                  (1,243)          (1,252)
------------------------------------------------------------------------------------------------
              Total stockholders' equity                                 27,488           27,074
------------------------------------------------------------------------------------------------
     Commitments and contingencies (notes 13, 14 and 15)                     --               --
------------------------------------------------------------------------------------------------
                                                                       $ 44,086           40,797
================================================================================================

See accompanying notes to consolidated financial statements.

                                     C. H. Heist Corp. & Subsidiaries
                                     --------------------------------
                                         CONSOLIDATED
                                         STATEMENTS OF EARNINGS
                                     --------------------------------


(In thousands, except share data)
-----------------------------------------------------------------------------------------------------------------------
YEAR ENDED                                                            DEC. 28, 1997     DEC. 29, 1996     DEC. 31, 1995
-----------------------------------------------------------------------------------------------------------------------
Net sales                                                               $   119,516           106,515           102,659
Cost of sales                                                               100,687            90,498            86,933
-----------------------------------------------------------------------------------------------------------------------
         Gross profit                                                        18,829            16,017            15,726
Selling, general and administrative expenses                                 15,756            13,784            12,316
-----------------------------------------------------------------------------------------------------------------------
         Operating income                                                     3,073             2,233             3,410
-----------------------------------------------------------------------------------------------------------------------
Other income (expense):
     Interest expense                                                          (729)             (643)             (541)
     Interest income                                                             78                62               139
     Gain (loss) on disposal of property, plant and equipment, net               14                11               (25)
     Amortization of intangible assets                                         (247)             (117)             (124)
     Miscellaneous, net                                                        (185)              (37)               52
-----------------------------------------------------------------------------------------------------------------------
         Other expense, net                                                  (1,069)             (724)             (499)
-----------------------------------------------------------------------------------------------------------------------
         Earnings before income taxes                                         2,004             1,509             2,911
Income taxes (note 8)                                                         1,106               819             1,305
-----------------------------------------------------------------------------------------------------------------------
         Net earnings                                                   $       898               690             1,606
=======================================================================================================================
Basic and diluted earnings per common share                             $      0.31              0.24              0.56
=======================================================================================================================
Weighted average number of common shares outstanding                      2,876,505         2,873,337         2,871,812
=======================================================================================================================

See accompanying notes to consolidated financial statements.




                                     C. H. Heist Corp. & Subsidiaries
                                     --------------------------------
                                     CONSOLIDATED STATEMENTS
                                     OF STOCKHOLDERS 'EQUITY
                                     --------------------------------

                                                                             Equity
                                                                        adjustments
                                              Additional               from foreign                                        Total
                                     Common      paid-in     Retained      currency           Treasury stock       stockholders'
(In thousands, except share data)     stock      capital     earnings   translation        Shares        Amounts          equity
--------------------------------------------------------------------------------------------------------------------------------
Balances at December 25, 1994      $    158        4,236       22,688        (1,317)      292,419         (1,252)         24,513
Net earnings                             --           --        1,606            --            --             --           1,606
Exercised options                        --           18           --            --            --             --              18
Foreign currency translation
     adjustment                          --           --           --           231            --             --             231
--------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1995           158        4,254       24,294        (1,086)      292,419         (1,252)         26,368
Net earnings                             --           --          690            --            --             --             690
Exercised options                        --           14           --            --            --             --              14
Foreign currency translation
     adjustment                          --           --           --             2            --             --               2
--------------------------------------------------------------------------------------------------------------------------------
Balances at December 29, 1996           158        4,268       24,984        (1,084)      292,419         (1,252)         27,074
Net earnings                             --           --          898            --            --             --             898
Reissue treasury shares                  --            6           --            --        (2,150)             9              15
Foreign currency translation
     adjustment                          --           --           --          (499)           --             --            (499)
--------------------------------------------------------------------------------------------------------------------------------
Balances at December 28, 1997      $    158        4,274       25,882        (1,583)      290,269         (1,243)         27,488
================================================================================================================================

See accompanying notes to consolidated financial statements.

                                     C. H. Heist Corp. & Subsidiaries
                                     --------------------------------
                                               CONSOLIDATED
                                              STATEMENTS OF CASHFLOWS
                                     --------------------------------


(In thousands)
------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED                                                                    Dec. 28, 1997     Dec. 29, 1996    Dec. 31, 1995
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net earnings                                                               $       898               690            1,606
     Adjustments to reconcile net earnings to net
         cash provided by operating activities:
              Depreciation of plant and equipment                                     5,110             4,788            4,406
              Amortization of intangible assets                                         247               117              124
              (Gain) loss on disposal of property,
                   plant and equipment, net                                             (14)              (11)              25
              Deferred income taxes                                                       8               (64)              81
              Stock compensation awards                                                  15                 -                -
              Changes in assets and liabilities (see below)                          (1,116)              238              282
------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                        5,148             5,758            6,524
------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Additions to property, plant and equipment                                      (4,804)           (4,740)          (7,091)
     Proceeds from disposal of property, plant and equipment                            210               225              150
     Acquisitions (note 13)                                                          (1,904)           (1,119)               -
------------------------------------------------------------------------------------------------------------------------------
     Net cash used by investing activities                                           (6,498)           (5,634)          (6,941)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Proceeds from bank line of credit borrowings                                    17,000             8,700            8,200
     Repayment of bank line of credit borrowings                                    (14,700)           (9,150)          (6,300)
     Repayment of acquisition note payable                                             (500)                -                -
     Repayment of other long-term debt                                                  (37)              (37)             (41)
     Exercised stock options                                                              -                14               18
------------------------------------------------------------------------------------------------------------------------------
     Net cash provided (used) by financing activities                                 1,763              (473)           1,877
Effect of exchange rate changes on cash and cash equivalents                           (157)                -               48
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                    256              (349)           1,508
Cash and cash equivalents at beginning of year                                        2,692             3,041            1,533
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                        $     2,948             2,692            3,041
==============================================================================================================================
Changes in assets and liabilities providing (using) cash:
         Receivables                                                            $    (2,199)             (256)             706
         Services in progress                                                          (255)             (128)             864
         Parts and supplies                                                             345               566             (108)
         Prepaid expenses                                                              (226)             (136)            (159)
         Accounts payable                                                             1,074               293             (442)
         Accrued expenses                                                              (625)              316             (896)
         Income taxes payable                                                           267              (349)             215
         Other assets                                                                   298              (344)             102
         Deferred incentive compensation                                                205               276                -
------------------------------------------------------------------------------------------------------------------------------
         Total                                                                  $    (1,116)              238              282
==============================================================================================================================
Supplemental disclosure of cash flow information:
         Cash paid during year for:
                  Interest                                                      $       692               458              434
                  Income taxes                                                  $       823             1,144              939
         Non cash investing and financing activities:
                  Note issued in connection with acquisition                    $         -               500                -
==============================================================================================================================

See accompanying notes to consolidated financial statements.

         C. H. Heist Corp. & Subsidiaries
         --------------------------------
         NOTES TO CONSOLIDATED
         FINANCIAL STATEMENTS
         --------------------------------


Years ended December 28, 1997, December 29, 1996 and December 31, 1995


(1)  SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

C. H. Heist Corp. and subsidiaries (the Company) provide industrial cleaning and maintenance services and, through its subsidiary, Ablest Service Corp. (Ablest), provides staffing services. The industrial business includes sandblasting, painting, cleaning and repairing of various structures including bridges and power generation facilities. These services are offered domestically and in Canada through C. H. Heist Ltd., a wholly owned subsidiary. Many of these services are rendered on a contract basis. The temporary staffing business provides clerical and light industrial personnel to domestic customers. Beginning in 1996, Ablest also provides professional, technology based personnel on a contract basis. Significant accounting policies followed by the Company are summarized as follows:

(a)  Fiscal Year
     The Company's fiscal year ends on the last Sunday of December. The consolidated financial statements include 52 weeks for each of the years ended December 28, 1997 and December 29, 1996 and 53 weeks for the year ended December 31, 1995.

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

(d)  Revenue Recognition
     Revenues are recognized as the services are provided. Anticipated losses, if any, are provided for in full. Services in progress represent the costs and related earnings of work which is not completed at the end of the period for which billings will be issued in the future.

(e)  Parts and Supplies
     Parts and supplies used in the industrial maintenance segment are valued at the lower of cost (first-in, first-out) or market.

(f)  Property, Plant and Equipment
     Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets, principally on the straight-line method. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset.

(g)  Intangible Assets
     The values ascribed to acquired intangibles, primarily goodwill, covenants not-to-compete, customer and employee lists are being amortized on the straight-line method over periods of three to forty years. The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amounts of intangible assets may warrant revision or may not be recoverable. In the event of possible impairment, the asset's value will be determined by projected net cash flows of the related business.

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

(i)  Earnings Per Share
     The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," during 1997. Under this statement, the Company computes both basic and diluted earnings per share. Basic earnings per share is computed by using the weighted average number of common shares outstanding. Diluted earnings per share is computed by using the weighted average number of common shares outstanding plus the dilutive effect, if any, of stock options. All prior financial statements have been retroactively restated for the effects of the adoption of SFAS No. 128.

(j)  Foreign Currency Translation
     The Canadian subsidiary utilizes the Canadian dollar as its functional currency. Assets and liabilities are translated using rates of exchange as of the balance sheet date and the statements of earnings are translated at an average rate of exchange during the year. Gains and losses resulting from translation are reported separately in stockholders' equity as "Equity adjustment from foreign currency translation." Foreign currency transaction gains and losses, if any, are reflected in operations.

(k)  Use of Estimates
     Management has made a number of estimates and assumptions in preparing these financial statements to conform with generally accepted accounting principles. Actual results could differ from those estimates.

(l)  Stock Option Plans
     Prior to January 1, 1996, the company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation expense for stock options was measured as the excess, if any, of the quoted market price of the Company's stock on the date of the grant over the amount an employee must pay to acquire the stock. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock - Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and thereafter as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123 (note 7).

(m)   Comprehensive Income
      In 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income." The standard must be adopted by fiscal 1998. SFAS No. 130 does not change any accounting measurements, but requires presentation of comprehensive income and a reconciliation thereof to net earnings. The principal differences between comprehensive income and net earnings are certain adjustments made directly to stockholders' equity, such as foreign currency translation adjustments.

(n)   Segment Information
      In 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which requires financial information to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The standard must be adopted by fiscal 1998. The Company is currently evaluating the disclosures required under this new standard.

(2)   PROPERTY, PLANT AND EQUIPMENT
A summary of property, plant and equipment, at cost, follows:

(In thousands)
------------------------------------------------------------------
 YEAR ENDED                         Dec. 28, 1997    Dec. 29, 1996
------------------------------------------------------------------
Land                               $        1,380            1,458
Buildings and improvements                  5,394            5,496
Machinery and equipment                    25,092           24,147
Automotive equipment                       14,276           12,966
Office furniture and equipment              6,070            5,152
Leasehold improvements                        465              416
------------------------------------------------------------------
                                   $       52,677           49,635
------------------------------------------------------------------


(3)   INTANGIBLE ASSETS
A summary of intangible assets follows:

(In thousands)
------------------------------------------------------------------
 YEAR ENDED                         Dec. 28, 1997    Dec. 29, 1996
------------------------------------------------------------------
Goodwill, less accumulated
  amortization of $68 and $9       $        2,413              990
Other intangible assets, less
  accumulated amortization
  of $293 and $108                            973              610
------------------------------------------------------------------
                                   $        3,386            1,600
==================================================================

Intangible assets relate primarily to acquisitions in the staffing services segment (note 13).


(4)   ACCRUED EXPENSES
A summary of accrued expenses follows:

(In thousands)
------------------------------------------------------------------
YEAR ENDED                          Dec. 28, 1997    Dec. 29, 1996
------------------------------------------------------------------
Payroll and other compensation     $        1,353            1,782
Taxes, other than income                      150              345
Insurance                                   1,535            1,709
Site rehabilitation                           148              149
Other                                         628              209
------------------------------------------------------------------
                                   $        3,814            4,194
------------------------------------------------------------------


(5) INDEBTEDNESS
A summary of long-term debt follows:





(In thousands)
-------------------------------------------------------------------
YEAR ENDED                          Dec. 28, 1997     Dec. 29, 1996
-------------------------------------------------------------------
Notes payable, bank-revolving
 credit agreement                  $        8,750             6,450
Notes payable issued in
 connection with an
 acquisition (note 13) repaid
 on September 15, 1997                          -               500
Mortgage note with interest
 at 9% payable in principal
 installments of approximately
 $38 annually                                  43                80
-------------------------------------------------------------------
Total long-term debt                        8,793             7,030
Less current installments of
 long-term debt                                38               538
-------------------------------------------------------------------
Long-term debt, excluding
 current installments              $        8,755             6,492
===================================================================

The Company has a $25,000,000 unsecured bank line of credit under a revolving credit agreement. The interest rate on borrowings under the line of credit is elected weekly by the Company and is either (i) the bank's prime rate or (ii) the Secondary Market Certificate of Deposit (CD) Rate plus 3/4%. The rate in effect at December 28, 1997 is 6.7%. On July 31, 1999, the Company has the option of converting the then outstanding borrowings to a term loan, payable in twenty equal quarterly installments, bearing interest at either (i) the bank's prime rate plus 1/2% or (ii) the Secondary Market CD Rate plus 1-1/2%. If converted, the Company continues electing, on a weekly basis, the interest rate to be charged. The revolving credit agreement contains working capital requirements, and limits the amount of liabilities, capital expenditures and payment of cash dividends. Under the most restrictive of these provisions, $1,000,000 of retained earnings is free of dividend restrictions at December 28, 1997. The Company also pays a commitment fee of 1/4% per annum on the average daily unused portion. Compensating balances, may be, but are not required to be maintained. If compensating balances are not maintained a fee equal to 5% of borrowings, at the bank's prime rate are charged on the balance not maintained.

The Company's Canadian subsidiary has an unsecured line of credit in the U.S. dollar equivalent amount of $348,000 at December 28, 1997. Any borrowings thereunder bear interest at the bank's prime rate. Commitment fees of 1/4% per annum are payable on the average daily unused portion of the line of credit. No compensating balances are required. No amounts were outstanding at December 28, 1997 and December 29, 1996.

Long-term debt matures as follows assuming conversion, on July 31, 1999, of the amount due under the revolving credit agreement; $38,000 in 1998; $880,000 in 1999; $1,750,000 in 2000; $1,750,000 in 2001; $1,750,000 in 2002; and
$2,625,000 thereafter. The fair value of long-term debt approximates its recorded value.


(6)   DEFERRED INCENTIVE COMPENSATION
In 1996, the Company initiated an Economic Value Added (EVA(R)) Incentive Remuneration Plan for officers and key employees. The purpose of the plan is to provide incentive compensation in a form which relates the participants incentive compensation to an increase in the economic value of the Company. The participant is paid a portion of the declared bonus in the February following the year in which the bonus was deemed earned and is reflected in accrued expenses. The remaining portion of the bonus that is declared but unpaid may be paid in succeeding years if performance targets are met. A participant may forfeit any declared but unpaid bonus upon termination of employment other than reason of death, disability or retirement, at the discretion of the Compensation Committee of the Board of Directors. Compensation expense, net of forfeitures, relating to this plan was approximately $708,000 and $804,000 in 1997 and 1996, respectively.

(7)   STOCK OPTION PLANS
The Company has reserved 375,000 common shares for issuance in conjunction with its Stock Option Plan (Plan). The Plan provides for the granting of incentive stock options and/or non qualified options to officers and key employees to purchase shares of common stock at a price not less than the fair market value of the stock on the dates options are granted. Such options are exercisable at such time or times as may be determined by the Compensation Committee of the Board of Directors and generally expire no more than ten years after grant. Options vest and become fully exercisable six months after the grant date. A summary of stock option activity follows:


                                                    Weighted       Options
                                                     average   exercisable
                                     Shares   exercise price   at year end
--------------------------------------------------------------------------
Outstanding Dec. 25, 1994           149,153   $        8.09
 Granted                             47,000            6.94
 Exercised                           (2,500)           7.25
 Canceled or expired                 (3,953)           8.49
--------------------------------------------------------------------------
Outstanding Dec. 31, 1995           189,700            7.80        142,700
 Granted                                  -               -
 Exercised                           (1,900)           7.48
 Canceled or expired                 (5,411)           8.06
--------------------------------------------------------------------------
Outstanding Dec. 29, 1996           182,389            7.80        182,389
 Granted                                  -               -
 Exercised                                -               -
 Canceled or expired                (12,905)           9.13
--------------------------------------------------------------------------
Outstanding Dec. 28, 1997           169,484   $        7.70        169,484
==========================================================================

At December 28, 1997, the range of exercise prices and weighted average contractual life of outstanding and exercisable options was $6.94 - $10.13 and
6.4 years, respectively.


At December 28, 1997 there were 201,116 shares available for grant under the Plan. The per share weighted average fair value of stock options granted during 1995 was $3.81 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: expected dividend yield
- none, risk free interest rate of 5.6%, volatility of 31% and an expected life of ten years.

In May 1996, the Company's shareholders approved the adoption of a Leveraged Stock Option plan (leveraged Plan) for key employees. The leveraged Plan authorizes the issuance of options covering up to 375,000 shares of common stock. Pursuant to the leveraged Plan, 10% of a participant's annual EVA incentive compensation payment will be used to purchase stock options, which will be granted, following the end of the fiscal year. The number of options and the exercise price will be based on the average market price per share of common stock for the ten days prior to the calendar year end for which the option is granted. The exercise price of the options will be subject to escalation at 8% per year over the original option price. Options will vest after three years and will be exercisable over a ten-year period from the date of grant. The Compensation Committee of the Board of Directors establishes the percentage of the compensation to be applied towards the options, and the escalation percentage of the options. A summary of leveraged Plan option activity follows:

                                                       Weighted average
                                            Shares       exercise price
-----------------------------------------------------------------------
Outstanding Dec. 29, 1996                        -           $        -
         Granted                            33,583                 6.22
         Exercised                               -                    -
         Canceled or expired                     -                    -
-----------------------------------------------------------------------
Outstanding Dec. 28, 1997                   33,583           $     6.22
=======================================================================

At December 28, 1997, the weighted average contractual life of outstanding options was 9.2 years. No options were exercisable as of December 28, 1997. At December 28, 1997 there were 341,417 shares available for grant under the leveraged Plan. The per share weighted average fair value of stock options granted during 1997 was $2.59 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: expected dividend yield - none, risk free interest rate of 6.4%, volatility of 28% and an expected life of ten years.

Based on the fair value of all options at the grant date under the disclosure provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share data)
-------------------------------------------------------------------------------------------
YEAR ENDED                          Dec. 28, 1997          Dec. 29, 1996      Dec. 31, 1995
-------------------------------------------------------------------------------------------
Net earnings      As reported       $         898                    690              1,606
                  Pro forma                   884                    598              1,591
Basic and
diluted earnings
per share         As reported       $        0.31                   0.24               0.56
                  Pro forma                  0.31                   0.21               0.55

(8)      INCOME TAXES

Income tax expense consists of:

(In thousands)
-----------------------------------------------------------------------------------------
 YEAR ENDED                              Dec. 28, 1997   Dec. 29, 1997     Dec. 31, 1995
-----------------------------------------------------------------------------------------
Current expense (benefit):
  Federal                                  $  (50)            150              378
  State                                       257             295              246
  Foreign                                     891             438              600
-----------------------------------------------------------------------------------------
    Total current                           1,098             883            1,224
-----------------------------------------------------------------------------------------
Deferred expense (benefit):
  Federal                                      54             (29)              76
  State                                        10              (2)               5
  Foreign                                     (56)            (33)              --
-----------------------------------------------------------------------------------------
    Total deferred                              8             (64)              81
-----------------------------------------------------------------------------------------
                                           $1,106             819            1,305
=========================================================================================
Earnings before income taxes
 consist of:
   Domestic                                $  348             426            1,603
   Foreign                                  1,656           1,083            1,308
-----------------------------------------------------------------------------------------
                                           $2,004           1,509            2,911
=========================================================================================

Actual income taxes differ from the "expected" taxes (computed by applying the U.S. Federal corporate tax rate of 34% to earnings before income taxes) as follows:

(In thousands)
---------------------------------------------------------------------------------------------------
 YEAR ENDED                                 Dec. 28, 1997         Dec. 29, 1996       Dec. 31, 1995
---------------------------------------------------------------------------------------------------
Computed expected
  tax expense                                $  681                  513                 990
Adjustments resulting from:
  Effect of higher foreign
    tax rates                                   272                  167                 155
  State taxes net of
    Federal tax benefit                         176                  193                 166
  Change in beginning of year
    valuation allowance for
    deferred tax assets                          --                 (129)                 (7)
  Other                                         (23)                  75                   1
---------------------------------------------------------------------------------------------------
                                             $1,106                  819               1,305
===================================================================================================
Effective tax rate                             55.2%                54.3%               44.8%
===================================================================================================

The tax effects of temporary differences that give rise to the deferred tax assets and liability are as follows:

(In thousands)
-----------------------------------------------------------------------------
 YEAR ENDED                                 Dec. 28, 1997       Dec. 29, 1996
-----------------------------------------------------------------------------
Current deferred tax assets:
  Allowance for doubtful
    receivables                                $155                128
  Accrued site rehabilitation
    expense                                      60                 61
  Accrued insurance expense                     543                648
  Other                                          48                 62
-----------------------------------------------------------------------------
                                                806                899
-----------------------------------------------------------------------------
Long-term deferred tax assets:
  Accumulated depreciation of
    plant and equipment                         143                141
  Deferred compensation                          33                  5
-----------------------------------------------------------------------------
                                                176                146
-----------------------------------------------------------------------------
Long-term deferred tax
    liability, net:
  Liabilities:
    Accumulated depreciation
      of plant and equipment                   (683)              (724)
    Other                                        --                 (1)
-----------------------------------------------------------------------------
                                               (683)              (725)
-----------------------------------------------------------------------------
Assets:
  Operating loss and credit
    carryforwards                               961                811
  Accumulated amortization
    of other assets                             119                174
  Deferred compensation                         162                106
  Valuation allowance                          (959)              (811)
  Other                                           2                 --
-----------------------------------------------------------------------------
                                               (398)              (445)
-----------------------------------------------------------------------------
    Net deferred tax assets                    $584                600
=============================================================================

In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the years in which the deferred tax assets are deductible, management has provided valuation allowances for those deferred tax assets that are not expected to be realized.


Undistributed earnings of the Canadian subsidiary, which are intended to be permanently reinvested in the business, are approximately $10,201,000 at December 28, 1997. If such earnings were remitted to the domestic parent, taxes based at the then current rates and subject to certain limitations would be payable after reduction for any foreign taxes previously paid on such earnings.

(9)      EMPLOYEE BENEFIT PLANS

The Company has qualified noncontributory defined benefit pension plans covering substantially all of its non-bargaining unit personnel in the United States. The benefits are based on years of service and the employee's average compensation during employment. Pension costs are funded as required by applicable regulations. Plan assets are invested in a diversified portfolio which includes common stocks, bond and mortgage obligations, insurance contracts and money market funds. The following tables set forth the funded status of the plans at the October 1 measurement dates and the components of pension expense:


(In thousands)
-------------------------------------------------------------------------------
YEAR ENDED                                  Dec. 28, 1997         Dec. 29, 1996
-------------------------------------------------------------------------------
Funded status
  Accumulated benefit
    obligation:
    Vested                                    $ 2,666              1,764
    Nonvested                                     593                307
-------------------------------------------------------------------------------
                                              $ 3,259              2,071
===============================================================================
Projected benefit obligation                    3,593              2,633
Plan assets at fair value                       3,806              2,788
-------------------------------------------------------------------------------
Plan assets in excess of
  projected benefit obligation                    213                155
Unrecognized cumulative
  experience gain                                (887)            (1,233)
Unrecognized prior service cost                   624                685
Unrecognized net transition
  obligation                                       12                 15
-------------------------------------------------------------------------------
  Accrued pension liability                   $   (38)              (378)
===============================================================================
Principal actuarial
  assumptions are:
  Weighted average
    discount rate                                6.50%               7.25%
  Weighted average return on
    plan assets                                  7.75%               7.75%
  Rate of compensation increase                  4.88%               5.15%
===============================================================================


(In thousands)
-------------------------------------------------------------------------------------
YEAR ENDED                           Dec. 28,1997      Dec. 29, 1996     Dec. 31,1995
-------------------------------------------------------------------------------------
Pension expense:
  Service cost-benefits earned
    during the year                     $ 411                427              300
  Interest cost on projected
    benefit obligation                    199                172              129
Actual return on plan assets             (387)              (137)            (329)
Net amortization and deferral             163                (19)             168
-------------------------------------------------------------------------------------
    Total pension expense               $ 386                443              268
=====================================================================================


The Company maintains a deferred profit sharing plan covering all salaried employees of its Canadian subsidiary that meet certain eligibility requirements. Contributions to the plan are based on net earnings, as defined, subject to certain limitations based on the salaries of the participants. Expenses under the plan were $38,000 in 1997, $35,000 in 1996 and $30,000 in 1995.

In 1997, the Company initiated a qualified defined contribution plan covering the non-bargaining unit employees of its United States subsidiary. The Company matches the contributions of participating employees, with a maximum contribution limit, on the basis of the percentages specified in the plan. The matching contributions in the first year of the plan were $16,000.


(10) METHODS AND DEVELOPMENT COSTS

Methods and development costs amounted to $338,000, $248,000, and $154,000 for the fiscal years 1997, 1996 and 1995, respectively.

(11) INDUSTRY SEGMENTS AND MAJOR CUSTOMERS

The Company operates in two industry segments, staffing services and industrial maintenance. Net sales by segment are to unaffiliated customers. Intersegment sales, where applicable, are accounted for in the same basis as sales to unaffiliated customers. The costs of performing certain administrative services are allocated between the segments. Segment data as of and for each of the years ended December 28, 1997, December 29, 1996 and December 31, 1995 are as follows:


(In thousands)
--------------------------------------------------------------------------------------
YEAR ENDED                        Dec. 28, 1997        Dec. 29, 1996     Dec. 31, 1995
--------------------------------------------------------------------------------------
Staffing services:
  Net sales                       $ 63,268                 49,514           44,685
  Intersegment sales                    39                     84              134
--------------------------------------------------------------------------------------
    Total sales                   $ 63,307                 49,598           44,819
  Operating income                   2,976                  3,347            2,922
  Identifiable assets               12,555                  9,212            7,588
  Capital expenditures,
    including acquisitions in
    1997 & 1996                      2,581                  1,374              385
  Depreciation                         409                    320              321
  Amortization                    $    215                     93              100
======================================================================================
Industrial maintenance services:
  Net sales                       $ 56,248                 57,001           57,974
  Operating income (loss)               97                 (1,114)             488
  Identifiable assets               29,414                 31,548           30,468
  Capital expenditures               4,127                  4,485            6,706
  Depreciation                       4,701                  4,468            4,085
  Amortization                    $     32                     24               24
======================================================================================
Corporate assets                  $  2,117                     37            1,492
======================================================================================

Consolidated:
  Net sales                       $119,516                106,515          102,659
  Operating income                   3,073                  2,233            3,410
  Total assets                      44,086                 40,797           39,548
  Capital expenditures,
    including acquisitions in
    1997 & 1996                      6,708                  5,859            7,091
  Depreciation                       5,110                  4,788            4,406
  Amortization                    $    247                    117              124
======================================================================================

The segment data reflects the Company's operational structure, however, certain corporate expenses and assets have been allocated to industry segments. Corporate assets not allocated include certificates of deposit. One customer accounted for approximately 9.3%, 8.4% and 12.9% of the Company's consolidated net sales in fiscal 1997, 1996, and 1995 respectively. At December 28, 1997 and December 31, 1996, receivables include $1,844,000 and $1,329,000 respectively, from the same customer.


(12)    CANADIAN OPERATION

A summary of financial data (in U.S. dollars) relating to the Company's Canadian industrial maintenance operation follows:

(In thousands)
-----------------------------------------------------------------------------------------
YEAR ENDED                     Dec. 28, 1997           Dec. 29, 1996        Dec. 31, 1995
-----------------------------------------------------------------------------------------
Identifiable assets                 $ 10,570                  9,316                10,093
Liabilities                            1,921                    754                   703
Net sales                             16,300                 14,877                14,483
Net earnings                             913                    677                   709


(13) ACQUISITIONS

On September 15, 1996, Ablest purchased certain assets from Tech Resource, Inc., an information technology staffing services business in the Atlanta, Georgia metropolitan area, and its shareholder. The aggregate purchase price, including acquisition costs was approximately $1,619,000, of which approximately $1,119,000 was paid in cash and $500,000 was in the form of a one-year promissory note paid September 1997 ( note 5 ). The acquisition has been accounted for by the purchase method of accounting. The purchase price was allocated to assets acquired based on their fair values, including approximately $1,581,000 which has been allocated to various intangible assets, primarily goodwill. The operations of the acquired business are included in the 1996 consolidated statement of earnings from the acquisition date.

On April 28, 1997, Ablest purchased certain assets from Solution Source, Inc., an information technology staffing services business in the Atlanta, Georgia metropolitan area, and its shareholders. The aggregate purchase price, including acquisition costs, was approximately $1,429,000, paid in cash. The acquisition has been accounted for by the purchase method of accounting. The purchase price was allocated to assets acquired based on their fair values, including approximately $1,379,000 which has been allocated to various intangible assets, primarily goodwill. The acquisition agreement also provides that Ablest may be required to pay up to an additional $1,125,000 over the next three years if certain performance criteria are met. The operations of the acquired business are included in the 1997 consolidated statement of earnings from the acquisition date.

On June 23, 1997, Ablest purchased certain assets from The Kelton Group, Inc., an information technology staffing and documentation services provider in the Raleigh, North Carolina metropolitan area, and its shareholder. The aggregate purchase price, including acquisition costs, was approximately $475,000, paid in cash. The acquisition has been accounted for by the purchase method of accounting. The purchase price was allocated to assets acquired based on their fair values, including approximately $375,000 which has been allocated to various intangible assets, primarily goodwill. The operations of the acquired business are included in the 1997 consolidated statement of earnings from the acquisition date.

The following unaudited, pro forma, condensed, combined financial information assumes the acquisitions occurred at the beginning of each fiscal year presented. The results do not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of each of the fiscal years presented, or of the results that may occur in the future.

Unaudited
(In thousands, except per share data)
--------------------------------------------------------------------------
YEAR ENDED                             Dec. 28, 1997         Dec. 29, 1996
--------------------------------------------------------------------------
Net sales                                   $121,551               113,119
Net earnings                                     920                   824
Basic and diluted earnings
  per share                                 $   0.32                  0.29


(14) LEASE COMMITMENTS

The Company and its subsidiaries occupy certain facilities under noncancelable operating lease arrangements. Expenses under such arrangements amounted to $941,000, $786,000, and $660,000 in 1997, 1996 and 1995 respectively. Of these amounts $93,000, $92,000 and $83,000 applied to leases with related persons in 1997, 1996, and 1995, respectively.

In addition, the Company leases certain automotive and office equipment under noncancellable operating lease arrangements, which provide for minimum monthly rentals. Expenses under such arrangements amounted to $806,000, $813,000 and $690,000 in 1997, 1996, and 1995, respectively.

Management expects that in the normal course of business, new leases will replace leases that expire. Real estate taxes, insurance and maintenance expenses are obligations of the Company.

A summary of future minimum rental payments at December 28, 1997 under operating leases follows:

(In thousands)                         Real property
                                  -----------------------
                                  Related
Year                              persons           Other           Equipment
=============================================================================
1998                               $ 57              612                726
1999                                 58              387                509
2000                                 55              170                280
2001                                  -               45                  2


(15) CONTINGENCIES

The Company is exposed to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of such matters will not have a material adverse effect on the Company's financial condition or liquidity.

C.H. Heist & Subsidiaries
---------------
INDEPENDENT
AUDITORS'REPORT
---------------


The Board of Directors

C. H. Heist Corp.:


We have audited the accompanying consolidated balance sheets of C. H. Heist Corp. and subsidiaries as of December 28, 1997 and December 29, 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended December 28, 1997, December 29, 1996 and December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C. H. Heist Corp. and subsidiaries as of December 28, 1997 and December 29, 1996, and the results of their operations and their cash flows for the years ended December 28, 1997, December 29, 1996 and December 31, 1995, in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP


Buffalo, New York


February 11, 1998

                                     C. H. Heist Corp. & Subsidiaries
                                     --------------------------------
                                               QUARTERLY
                                                       FINANCIAL DATA
                                     --------------------------------


(in thousands, except per share data and percentages)
--------------------------------------------------------------------------------------------------------------------
QUARTER ENDED                       MARCH                  JUNE                  SEPT.                   DEC.
--------------------------------------------------------------------------------------------------------------------
Fiscal 1997:
Net sales                  $24,961                $31,123                $31,258                $32,174
Earnings (loss)
    before income taxes     (1,212)       (4.9)%      661        2.1%      1,181         3.8%     1,374         4.3%
Income taxes (benefit)        (369)      (30.4)%      204       30.9%        551        46.7%       720        52.4%
Net earnings (loss)           (843)       (3.4)%      457        1.5%        630         2.0%       654         2.0%
Earnings (loss) per share  $              (.29)   $               .16    $               .22    $                .22
EPS - last 12 months       $              (.03)   $               .29    $               .31    $                .31
Stock price range          $     7 3/4 - 6 3/4    $     7 3/8 - 6 3/8    $     7 7/8 - 6 1/2    $     8 - 6 15/16
--------------------------------------------------------------------------------------------------------------------
Fiscal 1996:
Net sales                  $25,769                $25,781                $28,219                $26,746
Earnings (loss)
    before income taxes       (101)        (.4)%     (500)       (1.9)%      878         3.1%     1,232         4.6%
Income taxes (benefit)         (39)      (38.6)%      (49)       (9.8)%      305        34.7%       602        48.9%
Net earnings (loss)            (62)        (.2)%     (451)       (1.8)%      573         2.0%       630         2.4%
Earnings (loss) per share  $              (.02)   $              (.16)   $               .20    $               .22
EPS - last 12 months       $               .66    $               .35    $               .34    $               .24
Stock price range          $     7 5/8 - 6 1/4    $     7 7/8 - 6 1/2    $     8 7/8 - 5 1/2    $     8 5/8 - 7 3/4
--------------------------------------------------------------------------------------------------------------------
Fiscal 1995:
Net sales                  $24,544                $25,301                $27,179                $25,635
Earnings (loss)
    before income taxes       (573)       (2.3)%      974         3.8%     1,089         4.0%     1,421         5.5%
Income taxes (benefit)        (225)      (39.3)%      550        56.5%       490        45.0%       490        34.5%
Net earnings (loss)           (348)       (1.4)%      424         1.7%       599         2.2%       931         3.6%
Earnings (loss) per share  $              (.12)   $               .15    $               .21    $               .32
EPS - last 12 months       $               .61    $               .62    $               .64    $               .56
Stock price range          $    10 3/4 - 6 3/4    $     9 1/2 - 8        $     8 1/8 - 7 1/4    $     8 5/8 -  63/4
--------------------------------------------------------------------------------------------------------------------

(in thousands, except per share data and percentages)
-----------------------------------------------------
QUARTER ENDED                      FULL YEAR
-----------------------------------------------------
Fiscal 1997:
Net sales                 $119,516
Earnings (loss)
    before income taxes      2,004         1.7%
Income taxes (benefit)       1,106        55.2%
Net earnings (loss)            898          .8%
Earnings (loss) per share $                .31
EPS - last 12 months      $                .31
Stock price range         $      8 - 6 3/8
--------------------------
Fiscal 1996:
Net sales                 $106,515
Earnings (loss)
    before income taxes      1,509         1.4%
Income taxes (benefit)         819        54.3%
Net earnings (loss)            690          .6%
Earnings (loss) per share $                .24
EPS - last 12 months      $                .24
Stock price range         $      8 7/8 - 5 1/2
--------------------------
Fiscal 1995:
Net sales                 $102,659
Earnings (loss)
    before income taxes      2,911         2.8%
Income taxes (benefit)       1,305        44.8%
Net earnings (loss)          1,606         1.6%
Earnings (loss) per share $                .56
EPS - last 12 months      $                .56
Stock price range         $     10 3/4 - 6 3/4
--------------------------


The percentages indicate the pre-tax margin (earnings before income taxes/net sales), the effective tax rate (provision for income taxes/earnings before taxes) and after the tax margin (net earnings/net sales).

On December 28, 1997 there were 370 registered shareholders. Proxies were mailed to an additional 388 shareholders whose certificates were registered in the name of brokers, banks and nominees on March 27, 1998.

         ----------------------
         DIRECTORS AND OFFICERS
         ----------------------

Charles H. Heist    --   Chairman and Chief Executive Officer since 1988. Mr. Heist has served as a Director since 1979 and
                         President from 1983 to 1997. In his 29 years with the Company, he has held numerous operations and general management positions throughout Heist's national network of regional offices.

W. David Foster     --   President and Chief Operating Officer since 1997. Mr. Foster has served as a Director since 1997.
                         In his 28 years with the Company, he has served as Vice President-Marketing and Sales, President and Chief Executive Officer of the Ablest Service Corp. Staffing Services segment and in other management positions.

John L. Rowley      --   Vice President and Chief Financial Officer since 1992. Mr. Rowley has served as a Director since
                         1994. In 27 years with the Company, he has served as Chief Accounting Officer, Treasurer and
                         Assistant Treasurer.

Chauncey D.         --   A Director since 1971. Mr. Leake is a financial consultant. He was formerly Vice President of
Leake, Jr.               First Albany Companies, Inc. and Vice President of Moseley Securities Corporation.

Charles E.          --   A Director since 1980. Mr. Scharlau is Chairman and Chief Executive Officer of the Southwestern
Scharlau                 Energy Company and Arkansas Western Gas Company. He also serves on the Board of Directors of
                         McIlroy Bank & Trust Company.

Ronald K. Leirvik   --   A Director since 1996. Mr. Leirvik is President of RKL Enterprises, an acquirer and manager of small to medium size manufacturing companies. He is also Chairman and Director of C. E. White
                         Company and serves on the Boards of Directors of AGA Gas, Inc. and Purdue Research Corporation.
                         He was formerly President, Chief Executive Officer and a Director of RB&W Corporation.

Brian J. Lipke      --   A Director since 1997. Mr. Lipke is Chairman, President and Chief Executive Officer of Gibraltar
                         Steel Corporation. He also serves on The Chase Manhattan Bank, N.A. Regional Advisory Board
                         and the Dunlop Tire Corporation Board of Directors.

Richard W.          --   A Director since 1997. Mr. Roberson is on the Board of Directors of Priority Healthcare Corporation,
Roberson                 TransGlobal Systems, Inc. and Wheel Reinventions, Inc. He was formerly President and Chief
                         Executive Officer of Visionworks, Inc., President of Eckerd Vision Group and Senior Vice President
                         of Eckerd Corporation, and Chief Executive Officer of Insta-Care Pharmacy Services, Inc.

Donna R. Moore      --   A Director since 1997. Ms. Moore was Chairman and Chief Executive Officer of Discovery Zone,
                         Inc. She was formerly President and Chief Executive Officer of Motherhood Maternity, and
                         President - North American Division of Laura Ashley, Inc.

Isadore Snitzer,    --   Mr. Snitzer is Corporate Secretary and a Partner of Borins, Setel, Snitzer & Brownstein.
Esq.

Kurt R. Moore       --   Executive Vice President - Ablest Service Corp.

Andrew R.           --   Vice President and Chief Operating Officer - C.H. Heist, Ltd.
Crowe, Jr.

Duane F.            --   Vice President - U.S. Operations
Worthington II

Christopher         --   Vice President - Marketing and Sales
H. Muir

Paul K.             --   Vice President - Safety, Human Resources and Environment
Brumfield

Mark P.             --   Chief Accounting Officer, Treasurer
Kashmanian

                                SHAREHOLDER AND
                             CORPORATE INFORMATION

TRADING INFORMATION

The Company's common stock is traded on the American Stock Exchange. Its trading symbol is "HST."

SHAREHOLDER SERVICES

To change the name, address or ownership of stock, report lost certificates or to consolidate accounts, please contact the Transfer Agent:

First Union National Bank
Securities Transfer Department
CMG - 5 Mailing Code
Suite 1200
Charlotte, North Carolina 28288

INVESTOR RELATIONS AND GENERAL INFORMATION
Analysts, investors and others seeking financial information should contact:
John L. Rowley
Vice President - Finance
Chief Financial Officer
(813) 461-5656 (phone)
(813) 447-1146 (fax)
rowlj@heist.com

FORM 10-K AND OTHER
INFORMATION

Copies of our Annual Report on Form 10-K, as filed with the Securities and Exchange
Commission, are available to shareholders at no charge. To request a copy please call or write John L. Rowley.

CORPORATE INFORMATION
ON THE WORLD WIDE WEB

C.H. Heist Corp. news and supplemental
financial information is also available from the Company's World Wide Web site:
http://www.heist.com

CORPORATE HEADQUARTERS

C.H. Heist Corp.
810 North Belcher Road
Clearwater, Florida 33765
(813) 461-5656 (phone)
(813) 447-1146 (fax)

ANNUAL MEETING

May 7, 1998
Sheraton Sand Key
1160 Gulf Boulevard
Clearwater, Florida 34630

WHOLLY OWNED SUBSIDIARIES

C.H. Heist, Ltd.
Ablest Service Corp.
PLP Corp.

CORPORATE SERVICES

Independent Public Accountants
KPMG Peat Marwick LLP
Buffalo, New York 14202

General Counsel
Baker & Hostetler
Cleveland, Ohio 44114

                               C.H. HEIST CORP.

                            810 NORTH BELCHER ROAD

                           CLEARWATER, FLORIDA 33765

                              PHONE 813.461.5656

                               FAX 813.447.1146

                             HTTP://WWW.HEIST.COM