Form 10-K405, Exhibit 13
period 1998-12-27
HEIST C H CORP
filed 1999-03-25
CIK 46653

                                                                      EXHIBIT 13


                                   A FOCUS ON

                                  OUTSOURCING


                                    (PHOTO)


                                C.H. HEIST CORP.

                             NINETEEN NINETY EIGHT

                                  ANNUAL REPORT

                                Table of Contents

1         Performance Highlights and Company Profile

2         Chairman's Letter

7         Review of Operations

12        Summary of Selected Financial Data

13        Management's Discussion & Analysis

16        Consolidated Balance Sheets

17        Consolidated Statements of Earnings and Comprehensive Income

17        Consolidated Statements of Stockholders' Equity

18        Consolidated Statements of Cash Flows

19        Notes to Consolidated Financial Statements

26        Independent Auditors' Report

27        Quarterly Financial Data

28        Directors & Officers

29        Shareholder and Corporate Information


            EVA (R) is a registered trademark of Stern Stewart & Co.


                              Financial Highlights


(In thousands, except per share data)

                                   December 27, 1998    December 28, 1997
-----------------------------------------------------------------------
Net Service Revenues                  $ 135,647           $ 119,516
Cost of Services                         97,658              85,290
Gross Profit                             37,989              34,226
Selling, General &
 Administrative Expenses                 35,560              31,400
Operating Income                          2,429               2,826
Other Expense, Net                         (292)               (822)
Earnings Before Income Taxes              2,137               2,004
Income Taxes                                843               1,106
Net Earnings                              1,294                 898
Earnings Per Share                    $     .45           $     .31

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

Performance Highlights

* Revenues increased 13.5% to a record $135.6 million for 1998. Earnings per share increased approximately 45.2% from $.31 to $.45 per share in 1998.

*        EBITDA continued improvement up to $8.3 million for 1998.

* Information Technology Staffing Services revenues grew more than 150%, and contributed 23.8% of subsidiary Ablest Service Corp.'s net service revenues.

*        Commercial Staffing Services revenues grew 6.8%.

* Ablest Technology Services established itself in two new U.S. high-tech marketplaces with the acquisitions of Milestone Technologies in Phoenix and SoftWorks in Denver.


                       Net Service Revenue (in millions)

                                    (CHART)


Company Profile

Staffing Services and Industrial Maintenance Services are the two professional service segments of C.H. Heist Corp. and its U.S. and Canadian subsidiaries.

The Staffing Services segment focuses on providing temporary and contract staffing solutions to the business, professional and industrial sectors from 44 locations throughout the nation's eastern and southwestern states. Ablest Service Corp. offers commercial staffing solutions - such as "traditional" clerical, accounting and light industrial assignments and information technology
(IT) staffing solutions.

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


                            Net Income (in millions)

                                    (CHART)


                             Net Earnings Per Share

                                    (CHART)

To Our Shareholders:

We are proud to report another improved year of financial performance by C.H. Heist Corp., highlighted by record revenues and improved profits as a number of the initiatives implemented in recent years began to take hold and show tangible results. In addition, Heist recorded improved gains in EBITDA and return on invested capital.


                                    (PHOTO)

                           Chairman of the Board and
                            Chief Executive Officer
                                Charles H. Heist


Another Solid Financial Performance

Net service revenues increased 13.5%, or $16.1 million, to $135.6 million in 1998 from $119.5 million in 1997. Net earnings increased 44.1%, or $396,000, to $1.3 million in 1998 from $898,000 in 1997. Accordingly, with approximately 2.9 million shares outstanding, 1998 net earnings per share was $.45 compared to $.31 in 1997.

The Staffing Services segment increased revenues 24.0%, or $15.2 million, to $78.5 million in 1998 from $63.3 million in 1997. Fueled by internal growth and the 1998 acquisitions of Milestone Technologies and SoftWorks, IT staffing services revenues increased 157% to $18.7 million in 1998 from $7.3 million in 1997. Commercial staffing revenues increased 6.8% to $59.8 million in 1998 from $56.0 million in 1997.

The increased proportion of higher-margin IT revenues and increases in the commercial staffing margins drove the overall gross margin up a point to 23% for 1998.

Industrial Maintenance Services segment revenues increased 1.6% to $57.2 million from $56.2 million in 1997. While growth in this segment will continue to be modest, it's important to keep in mind that its margins can be very healthy. In fact, its 1998 gross margins were over 30%. Industrial Maintenance Services segment revenues were affected somewhat by the decline in value of the Canadian dollar to the U.S. dollar. While Canadian industrial maintenance revenues actually increased 6.8% in 1998, currency conversion to the U.S. dollar equivalent resulted in a 1% decline in net service revenues from those operations.

The Company continued the tradition of maintaining its solid balance sheet. The quick ratio at December 27, 1998 was 2.7 to 1 compared to 3.1 to 1 for the end of fiscal 1997, and the current ratio was 2.9 to 1 compared to 3.4 to 1 for fiscal 1997.

The Company finished 1998 with a year-end debt-to-equity ratio of .57, in spite of completing over $11 million in acquisitions since 1996. While it has been stated in this forum before, it's worth repeating that Heist's financial stability allows us to complete acquisitions under very reasonable terms that immediately generate positive cash flow for the Company and its shareholders.

                                    (PHOTO)


Acquisition Strategy

We added to our information technology (IT) services brand, Ablest Technology Services, by completing two acquisitions in 1998 which contributed significantly to the year's revenues and earnings.

Milestone Technologies in the thriving Phoenix, Arizona suburb of Tempe and SoftWorks in the cornerstone western market of Denver, Colorado were immediately accretive and are integrating nicely into our culture and operations. While maintaining our niche-market focus, we broadened our geographic reach by acquiring IT service providers in two high-tech markets.

The Company's acquisition strategy calls for ongoing targeted acquisitions in key markets where we identify profitable opportunities for our services.

This strategy is not limited to absorbing IT firms into Ablest Technology Services. With the outsourcing industry rapidly consolidating, we continually look for opportunities to acquire strong commercial-staffing service providers. Industry consolidation can, in turn, provide us with good buying opportunities at favorable acquisition terms.


Fully Y2K Ready

To the benefit of the Company and its shareholders, we believe C.H. Heist Corp. is fully year 2000 (Y2K) ready.

Internally, we do not anticipate any problems with date-sensitive computer hardware or software applications. In 1998, the Company completed an extensive review of internal systems, and before the second quarter of 1999 we will complete an applications upgrade to make all systems compliant.


                           Return On Invested Capital

                                    (CHART)


Well before the end of 1999, we plan to finish our program to ensure that suppliers providing critical services to Heist are also Y2K compliant. These Y2K program costs are well within our normal and ongoing systems maintenance and support expenditures.

Unlike some IT providers, our Company does not derive a significant portion of revenues from Y2K consulting, thereby avoiding the negative impact of any precipitous drop in demand for such services.


                         Operating Income (in millions)

                                    (CHART)

                                    (PHOTO)


Specialty Outsourcing Outlook

Heist is operating in a very promising demand environment for outsourcing services, including those provided by the Staffing Sevices and Industrial Maintenance Segments.

U.S. economic conditions and near-zero unemployment provided excellent operating conditions for the Company and strong demand for our outsourcing services in 1998. We expect those conditions to be sustained for the foreseeable future.

While today's tight labor market puts a premium on Heist's services, we also believe the Company can benefit from increasing unemployment. If, as some economists predict, companies begin workforce reductions, we believe the trend toward downsizing non-revenue-generating departments will continue. Information systems, network administration, inbound and outbound call center, accounting, data processing, logistics, and plant and equipment maintenance departments are among the necessary, but non-core, functions that we can administer more efficiently than our customers.


                              EBITDA (in millions)

                                    (CHART)



Technology and Staffing Solutions

The National Association of Temporary and Staffing Services (NATSS) quantified the booming temporary help services industry as generating an unprecedented $50.3 billion in receipts for the 12 months of 1997, a 15.4% increase over 1996.

In 1998, NATSS reported 18.5% growth over the first nine months of 1997. While 1998 receipts already totaled $43.6 billion by the end of the third quarter, the final three months of the year are historically the industry's best. Therefore, when NATSS publishes its 1998 full-year data this spring, we expect to see growth in the range of 15% to 20%.

Similar growth may be expected from the staffing industry in 1999.

The 10-year temporary staffing industry growth rate is 152%, according to the Bureau of Labor Statistics. As reported by Forbes magazine in October 1998, the staffing industry compares very favorably to the average 20% 10-year growth rate for all other industries. More recently, Forbes highlighted outsourcing in the Business Services category of its 1999 Platinum 400 feature: "Information technology has created a seemingly insatiable demand for skilled temps. Therefore the biggest gains are going to agencies that are strong in IT."

Indeed, our Company is growing strong in IT, with Ablest Technology Services representing 23.8% of our staffing subsidiary's net service revenues in 1998. We expect to continue our expansion of the IT business through both our internal growth and our acquisition strategy.


                        Industrial Maintenance Services

Outsourcing Solutions Since 1949

Long before anyone coined the word, business and industry leaders from Canada to the Gulf Coast turned to Heist for "outsourcing" solutions.


Staffing Services

Ablest Service Corp. began providing traditional "commercial" staffing services
- such as temporary accounting, clerical and administrative personnel - in 1978. Today, many of those temporary service assignments have been nurtured into long-time customer relationships resulting in value-added, customized solutions and vendor-on-premise (VOP) programs, such as Ablest's Point Source,(TM) which benefit both customers and the Company.

Ablest Technology Services provides customers with information technology (IT) staffing solutions. The most dynamic growth area for the Company, IT service revenues expanded to 23.8% of total 1998 staffing revenues.


                           STOCK PRICE VS. BOOK VALUE
                            ($ VALUE AT PERIOD END)

                                    (CHART)


Industrial Maintenance Services is where Heist has its roots. In 1949 the Company began as an innovative option for manufacturers seeking to focus on core operations while outsourcing essential maintenance activities such as industrial painting, sandblasting and hydrocleaning. Over time, chemical, waste handling, and vacuuming were developed to better serve customers. While today Heist employs high-tech equipment and processes, its role in enabling business, industry and government to outsource a host of critical industrial maintenance tasks is just as vital as it was 50 years ago.


                                    (PHOTO)

                                    (PHOTO)


A Specialty Outsourcing Provider

Industrial Maintenance Solutions

The market for services offered by the industrial maintenance segment is more than $3 billion and growing at least 4% per year, according to a study commissioned by C.H. Heist Corp. Although the industry is rapidly consolidating, no single company is believed to hold a commanding share of the market.

Outsourcing non-core industrial maintenance functions allows customers to concentrate greater resources on their revenue-generating activities while shifting fixed personnel, training, R&D, capital and liability costs to Heist. The Company, in turn, benefits from the economies of scale in providing its services to a wide spectrum of customers in a variety of locations.

Because of our reputation and long history in the industrial maintenance business, as well as excellent individual customer relationships, we believe Heist benefits when manufacturers limit their preferred or approved vendor lists to a select few providers. To take further advantage of this trend, Heist continues to seek opportunities to cross-sell its broad portfolio of industrial maintenance services.


Focus on Specialty Outsourcing Solutions

Focusing on specialty outsourcing solutions has served the Company well for over 50 years, and your management team is looking forward to making that focus even more profitable for our shareholders in the months and years ahead. We remain committed to improving shareholder value, and we appreciate your investment in C.H. Heist Corp.

Sincerely,


/S/ Charles H. Heist


Charles H. Heist

Chairman of the Board and
Chief Executive Officer

                                    (PHOTO)


Outsourcing Solutions for Business & Industry

As a provider of "outsourcing solutions," C.H. Heist Corp. is well positioned to take advantage of the outsourcing industry's exceptional growth rates.

The Company overcomes obstacles, rather than simply filling orders for personnel, equipment or products. It identifies problems before customers see them, and recommends corrective actions. It challenges customers' assumptions, and explains process-improving or cost-saving alternatives.

That's what providing outsourcing solutions is all about.

The way our people see it, the only way to truly provide solutions is to be extremely flexible in how you address customers' needs, and to be personally committed to getting every job done right the first time. That attitude comes from giving managers and branch offices the independence to be entrepreneurial and innovative, while supplying the administrative and financial infrastructure of a $135 million company.


                    Staffing Industry Receipts (in billions)

                                    (CHART)

Customized Outsourcing Solutions

An advantage the Company has over many of its competitors is the ability to provide customized out-sourcing solutions to its customers. The managers who work directly with customers have the autonomy to make necessary decisions to get the job done.


"Customization clearly differentiates the Company from competitors and reduces the extent to which outsourcing solutions can be considered commodity services."

                                    (PHOTO)


Customization is good for customers because they get timely and knowledgeable responses that are tailored to their specific needs. Customization is good for C.H. Heist Corp. because it clearly differentiates the Company from competitors and reduces the extent to which outsourcing solutions can be considered commodity services.


A Customized Solution for ISO 9002 Certification

When a Point Source(TM) managed service, vendor-on-premise (VOP) customer began the rigorous ISO 9002 quality certification process, Ablest customized both its services and the manner in which they were delivered to help the company achieve its objectives. Responding to the needs of the software packaging company, Ablest customized several systems to improve the level of quality in a production setting.

Ablest developed an enhanced skill-evaluation program designed to identify personnel that were uniquely qualified for the customer's quality control environment. Keen observation skills, for example, were highly desirable for this particular customer.

To reward effective quality control practices, Ablest created the Quality Catch employee-incentive program. Quality Catch was integrated into the customers ISO 9002 compliance program, achieving record results in minimizing defective parts per million.

Successful in its bid for certification, and appreciative of their outsourcing provider's ability to customize staffing solutions to complement their quality improvement efforts, the customer included Ablest's personnel and management in the ISO 9002 award ceremonies.

Recognizing Ablest's contributions, the customer's quality assurance manager declared, "Ablest is a large part of our production team and they played an important role in our ISO 9002 certification. They have been and continue to be part of our success story. Thank you Ablest!"

A Customized Solution To Slash Costs

When a customer put an industrial waste cleanup and removal project out to bid, Heist asked for - and was given - the opportunity to present an alternative plan.

In an environmentally sensitive area of the manufacturing complex, standing 60 feet tall and 65 feet round, was a 1.8-million gallon tank to which chlorinated liquid sludge continuously flowed from round-the-clock production operations. Over a period of years, 80% of the tank's capacity had been diminished by a buildup of solids that was severely reducing the efficiency of operations and threatening the integrity of the production process.

The production facility's initial plan called for a plant shutdown in order to divert wastes to a temporary storage tank that would have to be built especially for the clean-up project. Next, a massive hole would be cut in the side of the tank and months would then be spent removing the toxic sludge with earth-moving payloaders and hauling the material to a waste disposal site. Once cleaned, the tank would be resealed. Finally, after about 18 months, a second plant shutdown would take place to return the waste flow to the clean tank.

With a $2 million price tag and a high likelihood of at least some impact on the surrounding environment, the customer rejected its own plan and turned to Heist for a solution. In response, Heist customized a plan that would cost less, incur zero downtime, pose little environmental risk and reduce the weight and volume of the waste to be disposed of.


                                    (PHOTO)

 "The customized Heist solution cut more than $1 million and 6 months from the customer's initial estimates."


Heist's alternative, while the tank remained on line, had the sludge pumped out and run through a truck-mounted mobile filter press several hundred yards away. The liquid brine was returned to the production process by the Heist system with the plant still on line, while 1,280 tons of dry non-toxic material was hauled to a nearby landfill.

Heist completed the project in just 90 days with zero environmental impact and no lost production time. A total success, the customized Heist solution cut more than $1 million and 6 months from the customer's initial estimates, and completely avoided the massive indirect costs that could have been incurred from environmental-control, trucking, storage and work-stoppages.


                    Staffing Services Revenues (in millions)

                                    (CHART)

Strong Outsourcing Partnerships

C.H. Heist Corp. earns strong, long-lasting partnerships with many of its customers. Some of the nation's largest and most prominent businesses have relationships with the Company that are measured in decades. These customer partnerships are highly valued, not taken for granted, and provide yet another advantage over much of the competition.


"Some of the nation's largest and most prominent businesses have relationships with the Company that are measured in decades."

                                    (PHOTO)


Close working partnerships are good for customers because they benefit from faster response times and lower recruitment and training costs, while avoiding elaborate bidding processes. Those factors are all pluses for the Company. In addition, customer partnerships differentiate the Company from the competition, as well as position C.H. Heist Corp. to become customers' preferred suppliers of staffing and industrial maintenance services.


1,000 Miles to a Stronger Partnership

Deciding to move its corporate headquarters more than 1,000 miles across country, executives with a fast-growing retailer, and an Ablest customer, asked the Staffing Services segment to open a branch in their new hometown. Ablest agreed.

In 1991, when Ablest first began providing a handful of temporary employees to the customer's headquarters, then located in Florida, the retailer's locations already numbered more than 2,000. Six years later the customer shifted corporate headquarters to be near its distribution hub in Texas. Ablest followed, opening its first branch in the state and expanding service levels to accommodate the customer's needs.

As the retailer grew, Ablest opened a second office in the customer's new hometown. Continuing to grow with its partner, Ablest now provides personnel for hundreds of positions annually at the retailer's new headquarters, as well as its distribution hub.

In addition to enhancing Ablest's ability to identify new business opportunities with existing customers, strong partnerships like the one shared with the retailing giant often lead to exclusive assignments that might otherwise be open to bids from a field of competitors.

Trusting a 40-Year-Long Partnership

For more than 40 years, C.H. Heist Corp. has been an outsourcing partner of one of the world's largest chemical manufacturers. Continuously serving this blue-chip company since the 1950s, the customer's trust in Heist played an instrumental role in one recent assignment.

A critical component of the customer's manufacturing process involved the use of distillation columns. At over 230 feet tall and 6 feet in diameter, the particular columns Heist was asked to clean, posed a unique challenge.

Historically, the rust and other materials that accumulate during the construction phase on this type of equipment would be cleaned vertically using a method that includes pouring cleaning solution - heated to hundreds of degrees Fahrenheit - down the columns. Because of the size and design of the customer's equipment, the conventional process simply would not work. Instead, Heist proposed cleaning the columns in a revolutionary manner that had never been attempted before.

Heist's innovative solution for the distillation columns included injecting cleaning solution into steam at the base of the columns. The vaporized cleaning solution would then travel the same bottom-to-top flow pattern through the column as occurs in the normal chemicals production process, producing better results than the traditional liquid cleaning method.


                                    (PHOTO)

    "Strong partnerships ... often lead to exclusive assignments that might otherwise be open to bids from a field of competitors."


As with this chemicals manufacturer, Heist often places managers on-site, where they participate in customers' day-to-day planning meetings. The longevity of operational assignments and the close working relationships with customers fosters an environment where Heist managers get to know their customers' business as well as the customers themselves. In fact, with the trend toward increased outsourcing it's not uncommon to find that Heist's people are among the most-experienced in a customer's facility or department.

If the innovative Heist vapor cleaning method worked, the customer would benefit from tremendous cost and down-time savings. Although Heist's proposal was thoroughly tested, it had never been applied in an operational environment.

Trusting in the outsourcing provider it had relied on for over four decades, the customer allowed Heist to execute its plan. The results were excellent with complete removal and capture of hundreds of pounds of rust and material, and zero environmental impact.


                 Industrial Maintenance Revenues (in millions)

                                    (CHART)


Thanks to the strong outsourcing partnership the customer and Heist shared, and the valuable trust the two organizations forged during years of collaborative work, the Heist solution was a complete success. The newly constructed unit was brought on line as scheduled, in an industry where start-ups can be delayed by months when new equipment is improperly cleaned and prepared for installation.

C. H. HEIST CORP. & SUBSIDIARIES

Summary of Selected Financial Data


 (In thousands, except per share earnings and percentages)

FISCAL YEAR ENDED DECEMBER                                 1998            1997             1996            1995           1994
---------------------------------------------------------------------------------------------------------------------------------
Net service revenues                                    $ 135,647         119,516         106,515         102,659         102,572
Cost of service revenues                                   97,658          85,290          76,045          75,530          79,897
---------------------------------------------------------------------------------------------------------------------------------
     Gross Profit                                          37,989          34,226          30,470          27,129          22,675
Selling, general & administrative expense                  35,560          31,400          28,354          23,843          21,399
---------------------------------------------------------------------------------------------------------------------------------
     Operating income                                       2,429           2,826           2,116           3,286           1,276
Interest expense                                             (892)           (729)           (643)           (541)           (396)
Other income (expense)                                        600             (93)             36             166             172
---------------------------------------------------------------------------------------------------------------------------------
     Earnings before taxes                                  2,137           2,004           1,509           2,911           1,052
Income taxes                                                  843           1,106             819           1,305             734
---------------------------------------------------------------------------------------------------------------------------------
     Net earnings                                       $   1,294             898             690           1,606             318
=================================================================================================================================
Effective tax rate                                           39.4%           55.2%           54.3%           44.8%           69.8%
Net earnings per share                                  $    0.45            0.31            0.24            0.56            0.11
=================================================================================================================================
Canadian operations (U.S. $):
     Net service revenues                               $  16,149          16,300          14,877          14,483          12,673
     Operating income                                         612           1,525             923           1,118             549
     Total assets                                       $   9,830          10,570           9,316          10,093           9,451
=================================================================================================================================
Other data:
     Working capital                                    $  17,110          16,559          14,661          15,738          14,356
     Property, plant & equipment, net                      17,354          16,839          17,406          17,642          14,964
     Capital expenditures, including acquisitions          13,361           6,708           5,859           7,091           3,957
     Depreciation and amortization                          5,310           5,357           4,905           4,530           4,433
     Cash flows from operations (1)                         6,208           6,255           5,595           6,135           4,751
     Total assets                                          54,021          44,086          40,797          39,548          36,756
     Long-term debt                                        16,050           8,755           6,492           6,980           5,121
     Stockholders' equity                               $  28,141          27,488          27,074          26,368          24,513
     Return on beginning stockholders' equity                 4.7%            3.3%            2.6%            6.6%            1.3%
     Weighted average number of shares outstanding          2,878           2,877           2,873           2,872           2,872
=================================================================================================================================

(1)      Defined as net earnings plus depreciation and amortization.

                        C. H. Heist Corp. & Subsidiaries

Management's Discussion & Analysis

For the fiscal year ended December 27, 1998 compared to December 28, 1997

Results of Operations
Service revenues for the current fiscal year increased by $16.1 million or 13.5% to $135.6 million from $119.5 million.

Service revenues in the Company's staffing services segment, Ablest Service Corp. (Ablest), increased by $15.2 million or 24.0% to $78.5 million from $63.3 million over the prior fiscal year. Internal growth accounted for 9.9% of this increase in service revenues with the remainder resulting from two acquisitions in the Information Technology staffing field: Milestone Technologies, Inc. in April and SoftWorks International Consulting, Inc. in November of the current fiscal year. Service revenues for information technology services accounted for 23.8% of total staffing service revenues for the current fiscal year.

Service revenues in the Company's industrial maintenance service segment increased by approximately $1 million or 1.6% to $57.2 million from $56.2 million during the current fiscal year. Service revenues in this segment's United States industrial maintenance operation increased by $1.0 million over the prior year, fueled by a new office opening and increased market penetration predominately in the southern region. Partially offsetting this increase was a decrease in service revenue at this segments Canadian subsidiary, C. H. Heist, Ltd. Service revenues for the Canadian operation actually increased by $1.5 million or 6.4% over the prior fiscal year when measured in its domestic, Canadian currency. Upon conversion, due to the declining value of the Canadian dollar in relationship to the United States dollar, the revenues decreased by 0.9%, period to period.

Gross profit on a consolidated basis increased by $3.8 million or 11.0% to $38.0 million from $34.2 million, one year earlier. For the same period gross profit as a percentage of service revenues decreased to 28.0% from 28.6%.

Year to year gross profit percentage for the Company's staffing services segment increased to 23.5% from 23.0%, one year earlier. Contributing to this increase were improved margins in commercial staffing services and growth in this segment's information technology staffing services.

Gross profit dollars in the Company's industrial maintenance segment decreased by $121,000 or 0.6% and as a percentage of sales decreased to 34.2% from 35.0%, year to year. The decrease in gross margin dollars and percentage was the result of reduced margins on painting and paint-related services in the Company's Canadian subsidiary. Also contributing to this decline in gross profit dollars is the impact of the decline in value of the Canadian dollar, as noted above.

Starting in fiscal 1998, the Company reclassified branch expenses that are not directly attributable to the services it performs from cost of services to selling, general and administrative expense. Management believes that its current presentation is generally consistent with industry practices.

Selling, general and administrative expenses, inclusive of amortization expenses, increased by $4.2 million or 13.2% over the prior fiscal year.

Selling, general and administrative expense for the staffing services segment increased by $2.5 million or 18.7% for the current fiscal year compared to one year ago. Contributing to this increase are costs associated with new office openings and acquisitions including increased amortization expense of intangible assets. Partially offsetting this increase in costs was a reduction in bad debt expenses of approximately $518,000 as compared to the prior fiscal year. This relates directly to three large customer write-offs that were made during 1997.

Selling, general and administrative expense for the Company's industrial maintenance segment increased by $1.7 million or 9.4% over the prior fiscal year. Contributing to this increase is this segment's ongoing strategic sales and marketing planning initiative including the hiring of territorial sales representatives. Also contributing to the increase is our continuing investment in information technology and other support personnel in order to provide our customers with more accurate and timely information. These increases were partially offset by the allocation of proceeds received from the settlement of litigation in the Company's Canadian division. See the heading "Litigation Settlement" below.

Other expense, net decreased by approximately $530,000 or 64.5% during the current fiscal year, compared to one year ago. This improvement was primarily attributable to costs associated with the planned spin-off and initial public offering of Ablest, which were written off during the first fiscal quarter of 1997, and not repeated in the current year. The Company's Board of Directors subsequently called off the spin-off and initial public offering. Also having a major impact during the current fiscal year was the settlement of litigation in the Company's Canadian subsidiary. See the heading "Litigation Settlement" below. Partially offsetting these decreases in other expense, net was an increase in interest expense due to the higher level of borrowing utilized to fund acquisitions during 1998.

The effective tax rate for the current fiscal year is 39.4% as compared to 55.2% for the prior fiscal year. The reduced effective tax rate is the result of a reallocation of various corporate expenses between reporting segments. This reallocation resulted in the utilization of certain state tax net operating loss carry-forwards which had been fully offset by a valuation allowance. Refer to Footnote 8 of the Company's financial statements for a further explanation of income taxes.

Financial Condition:

The quick ratio at December 27, 1998 was 2.7 to 1 as compared to 3.1 to 1 at December 28, 1997, and the current ratio was 2.9 to 1 as compared to 3.4 to 1, for the respective periods. Net working capital increased by $551,000 during fiscal 1998. The increase in net working capital is attributable to increases in cash and cash equivalents, accounts receivable and a decrease in income taxes payable. These were partially offset by a decrease in prepaid expenses and increases in accounts payable and accrued expenses. The increase in cash and cash equivalents, as well as, the increase in accounts receivable are primarily in the staffing services segment. These increases are predominately the result of acquisitions made during 1998 and the strong sales growth that this segment has achieved. Reference should be made to the Consolidated Statement of Cash Flows, which details the sources and uses of cash.

Open credit commitments at the end of fiscal 1998 were approximately $9.0 million. The Company also has approximately $322,000 (the U. S. dollar equivalent) available for C. H. Heist, Ltd., the Company's Canadian subsidiary.

Capital expenditures (excluding acquisitions) were approximately $6.1 million. Of this amount, $3.6 million was for additions to the mobile equipment fleet, $1.2 million was for computer hardware, software, office automation and communication systems, $344,000 was for new facilities and the balance was for other equipment. Open commitments at December 27, 1998 were $434,000, of which $308,000 is for new mobile equipment and the rest for other equipment. It is anticipated that existing internally available funds, cash flows from operations and available borrowings will be sufficient to cover working capital and capital expenditure requirements in fiscal 1999.


Acquisitions

On April 13, 1998, Ablest purchased 100% of the common stock of Milestone Technologies, Inc., (Milestone) an information technology staffing provider in the Phoenix, Arizona Metropolitan area.

On November 17, 1998, Ablest purchased certain assets from SoftWorks International Consulting, Inc., (SoftWorks), an information technology staffing services provider in the Denver, Colorado Metropolitan area.

Reference should be made to the Company's April 24, 1998 form 8-K filing for Milestone and December 1, 1998, form 8-K filing for SoftWorks.


Litigation Settlement

During fiscal 1998, the Company's Canadian subsidiary successfully negotiated a settlement of an outstanding lawsuit, which it had brought against an international bridge authority in Sarnia, Ontario Canada. The suit alleged that the bridge authority and its engineering firm misrepresented the total volume of steel that was to be sandblasted and painted on the structure in fiscal 1993 and 1994. The settlement reached was for $661,000 in Canadian dollars (approximately $430,000 in U. S. dollars). The allocation of the proceeds from this settlement was first used to pay off an outstanding receivable, and then to offset expenses incurred for legal and engineering services utilized to prepare and present our case. The balance of approximately $235,000 (U. S. dollars) was credited to miscellaneous other income and included in fiscal 1998.


Impact of Year 2000 Readiness

Items disclosed herein constitute "Y-2000 Readiness Disclosures" under the Year 2000 Information and Readiness Disclosure Act.

Year 2000 problems, defined as computer programs and hardware have date-sensitive software which may recognize a date using "00" as the year 1900 rather than the year 2000 (Y2K), this could result in a systems failure or miscalculation causing disruptions of certain day to day accounting and information handling systems. The Company has undertaken an extensive review of its internal systems and has recently completed an applications upgrade to its integrated accounting programs that make them Y2K ready. The term "Y2K ready" as used throughout this document means that the relevant hardware, software, embedded chips or interfaces specifically referenced herein will correctly process, provide and receive date data within and between the 20th and 21st centuries. The Company is currently upgrading operating systems at all of its remote locations and anticipates being materially Y2K ready by the end of the first quarter of 1999. The next phase of our plan is to assess external and third party reliance for those suppliers of critical services that the Company relies upon. It is anticipated that this final phase will be completed in the first half of 1999. The upgrade to the various applications, which the Company has undertaken, did not result in additional expense, as they were part of the normal maintenance and support fees that are incurred on an ongoing basis. The total cost associated with the Company's Y2K readiness program is not material to the Company's operations. Although there can be no assurances, the Company does not anticipate any foreseeable problems regarding date-sensitive computer hardware or software applications that would have a material adverse effect on the Company.


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

Over the past two years the Company has made a major investment in information technology hardware, software and personnel, which also contributed to the increase in selling, general and administrative expense. This investment was made to provide management, and ultimately our customers, with more timely and accurate information. The Company has wide- and local- area networks for real-time communications throughout the geographically dispersed operating offices, which makes timely and reliable dissemination of information possible.

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

C. H. Heist Corp. & Subsidiaries


Consolidated Balance Sheets


(In thousands, except share data)

YEAR ENDED                                                              Dec. 27,1998     Dec. 28,1997
ASSETS
Current assets:
     Cash and cash equivalents                                           $  3,147            2,948
     Receivables, less allowance for doubtful receivables of
         $430 and $416 in 1998 and 1997, respectively                      19,653           16,621
     Services in progress                                                   1,017            1,357
     Parts and supplies                                                     1,174            1,254
     Prepaid expenses                                                         317              539
     Deferred income taxes ( note 8 )                                         626              806
--------------------------------------------------------------------------------------------------
              Total current assets                                         25,934           23,525
--------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost ( note 2 )                          56,350           52,677
     Less accumulated depreciation                                         38,996           35,838
--------------------------------------------------------------------------------------------------
              Net property, plant and equipment                            17,354           16,839
Deferred income taxes ( note 8 )                                              144              176
Intangible assets, net ( note 3 )                                          10,471            3,386
Other                                                                         118              160
--------------------------------------------------------------------------------------------------
                                                                         $ 54,021           44,086
==================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Current installments of long-term debt ( note 5 )                   $      5               38
     Accounts payable                                                       3,030            2,660
     Accrued expenses ( note 4 )                                            5,788            3,814
     Income taxes payable                                                       1              454
--------------------------------------------------------------------------------------------------
              Total current liabilities                                     8,824            6,966
Long-term debt, excluding current installments ( note 5 )                   16,050            8,755
Deferred incentive compensation ( note 6 )                                    869              479
Deferred income taxes ( note 8 )                                              137              398
--------------------------------------------------------------------------------------------------
              Total liabilities                                            25,880           16,598
--------------------------------------------------------------------------------------------------
Stockholders' equity ( notes 5, 7 and 8 ):
     Common stock of $.05 par value. Authorized 8,000,000 shares;
          issued 3,167,092 shares for 1998 and 1997, respectively             158              158
     Additional paid-in capital                                             4,278            4,274
     Retained earnings                                                     27,176           25,882
     Accumulated other comprehensive losses                                (2,235)          (1,583)
--------------------------------------------------------------------------------------------------
                                                                           29,377           28,731
     Less cost of common shares in treasury - 288,754 and
         290,269 shares for 1998 and 1997, respectively                    (1,236)          (1,243)
--------------------------------------------------------------------------------------------------
              Total stockholders' equity                                   28,141           27,488
--------------------------------------------------------------------------------------------------
     Commitments and contingencies ( notes 9, 12, 13 and 14 )                   -                -
--------------------------------------------------------------------------------------------------
                                                                         $ 54,021           44,086
==================================================================================================

See accompanying notes to consolidated financial statements.

C. H. Heist Corp. & Subsidiaries


Consolidated Statements of Earnings and Comprehensive Income
(In thousands, except share and per share data)
 YEAR ENDED                                                       Dec. 27,1998        Dec. 28,1997       Dec. 29,1996
Net service revenues                                               $   135,647             119,516            106,515
Cost of services                                                        97,658              85,290             76,045
---------------------------------------------------------------------------------------------------------------------
     Gross profit                                                       37,989              34,226             30,470
Selling, general and administrative expenses                            35,036              31,153             28,237
Amortization of intangible assets                                          524                 247                117
---------------------------------------------------------------------------------------------------------------------
     Operating income                                                    2,429               2,826              2,116
---------------------------------------------------------------------------------------------------------------------
Other income (expense):
     Interest expense                                                     (892)               (729)              (643)
     Interest income                                                        85                  78                 62
     Gain on disposal of property, plant and equipment, net                 24                  14                 11
     Miscellaneous, net                                                    491                (185)               (37)
---------------------------------------------------------------------------------------------------------------------
     Other expense, net                                                   (292)               (822)              (607)
---------------------------------------------------------------------------------------------------------------------
     Earnings before income taxes                                        2,137               2,004              1,509
Income taxes (note 8)                                                      843               1,106                819
---------------------------------------------------------------------------------------------------------------------
     Net earnings                                                  $     1,294                 898                690
=====================================================================================================================
Basic and diluted net earnings per common share                    $      0.45                0.31               0.24
=====================================================================================================================
Weighted average number of common shares outstanding                 2,877,977           2,876,505          2,873,337
=====================================================================================================================
Reconciliation of Net Earnings to Comprehensive Income
------------------------------------------------------
Net earnings                                                       $     1,294                 898                690
Other comprehensive income (loss), net of tax:
     Foreign currency translation adjustments                             (652)               (499)                 2
---------------------------------------------------------------------------------------------------------------------
     Comprehensive income                                          $       642                 399                692



Consolidated Statements of Stockholders' Equity


                                                                    Accumulated
                                           Additional                     other                                  Total
                                    Common  paid-in    Retained   comprehensive      Treasury stock      stockholders'
(In thousands, except share data)    stock  capital    earnings          losses     Shares   Amounts            equity
======================================================================================================================
Balances at December 31, 1995       $158     4,254      24,294       (1,086)        292,419   (1,252)        26,368
Net earnings                          --        --         690           --              --       --            690
Exercised options                     --        14          --           --              --       --             14
Foreign currency translation
     adjustment                       --        --          --            2              --       --              2
----------------------------------------------------------------------------------------------------------------------
Balances at December 29, 1996        158     4,268      24,984       (1,084)        292,419   (1,252)        27,074
Net earnings                          --        --         898           --              --       --            898
Stock compensation awards             --         6          --           --          (2,150)       9             15
Foreign currency translation
     adjustment                       --        --          --         (499)             --       --           (499)
----------------------------------------------------------------------------------------------------------------------
Balances at December 28, 1997        158     4,274      25,882       (1,583)        290,269   (1,243)        27,488
Net earnings                          --        --       1,294           --              --       --          1,294
Stock compensation awards             --         4          --           --          (1,515)       7             11
Foreign currency translation
     adjustment                       --        --          --         (652)             --       --           (652)
-----------------------------------------------------------------------------------------------------------------------
Balances at December 27, 1998       $158     4,278      27,176       (2,235)        288,754   (1,236)         28,141
=======================================================================================================================

See accompanying notes to consolidated financial statements.

C. H. Heist Corp. & Subsidiaries


Consolidated Statements of Cash Flows


 (In thousands)
  YEAR ENDED                                                                        Dec. 27,1998     Dec. 28,1997      Dec. 29,1996
  Cash flows from operating activities:
     Net earnings                                                                       $  1,294              898               690
     Adjustments to reconcile net earnings to net
          cash provided by operating activities:
              Depreciation of plant and equipment                                          4,786            5,110             4,788
              Amortization of intangible assets                                              524              247               117
              Gain on disposal of property,
                   plant and equipment, net                                                  (24)             (14)              (11)
              Deferred income taxes                                                         (340)               8               (64)
              Stock compensation awards                                                       11               15                 -
              Changes in assets and liabilities (see below)                                 (309)          (1,116)              238
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                             5,942            5,148             5,758
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Additions to property, plant and equipment                                           (6,095)          (4,804)           (4,740)
     Proceeds from disposal of property, plant and equipment                                 525              210               225
     Acquisitions and earnout payments, net of cash acquired                              (7,266)          (1,904)           (1,119)
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash used by investing activities                                               (12,836)          (6,498)           (5,634)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Proceeds from bank line of credit borrowings                                         24,597           17,000             8,700
     Repayment of bank line of credit borrowings                                         (17,297)         (14,700)           (9,150)
     Repayment of acquisition note payable                                                     -             (500)                -
     Repayment of other long-term debt                                                       (38)             (37)              (37)
     Exercised stock options                                                                 -                  -                14
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash provided (used) by financing activities                                      7,262            1,763              (473)
Effect of exchange rate changes on cash and cash equivalents                                (169)            (157)                -
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                         199              256              (349)
Cash and cash equivalents at beginning of year                                             2,948            2,692             3,041
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                $  3,147            2,948             2,692
===================================================================================================================================
Changes in assets and liabilities providing (using) cash,
     excluding effects of acquisitions:
          Receivables                                                                   $ (2,123)          (2,199)             (256)
          Services in progress                                                               600             (255)             (128)
          Parts and supplies                                                                  75              345               566
          Prepaid expenses                                                                   220             (226)             (136)
          Accounts payable                                                                   222            1,074               293
          Accrued expenses                                                                   874             (625)              316
          Income taxes payable                                                              (620)             267              (349)
          Other assets                                                                        48              298              (344)
          Deferred incentive compensation                                                    395              205               276
-----------------------------------------------------------------------------------------------------------------------------------
          Total                                                                         $   (309)          (1,116)              238
===================================================================================================================================
Supplemental disclosure of cash flow information:
     Cash paid during year for:
          Interest                                                                      $    871              692               458
          Income taxes                                                                  $  1,633              823             1,144
     Non cash investing and financing activities:
          Note issued in connection with acquisition                                    $      -                -               500
          Liabilities assumed in acquisition transactions                               $    760                -                 -
===================================================================================================================================

 See accompanying notes to consolidated financial statements.

C.H. HEIST CORP. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Years ended December 27, 1998, December 28, 1997 and December 29, 1996


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

C. H. Heist Corp. and subsidiaries (the Company) has two professional service segments: staffing services and industrial maintenance services. The Ablest Service Corp. (Ablest) staffing services subsidiary focuses on providing temporary and contract staffing solutions to businesses in the clerical, light industrial and technology professional sectors. The industrial maintenance segment services a wide range of industries, such as chemical, petrochemical, power generation, pulp and paper, mining and metallurgical plants. The industrial services business includes hydroblasting, painting, sandblasting, vacuuming of industrial wastes, turnaround services, chemical cleaning and commercial insulation. These services are offered domestically and in Canada through C. H. Heist Ltd., a wholly owned subsidiary. Many of these services are rendered on a contract basis.

Significant accounting policies followed by the Company are summarized as follows:

(a)      FISCAL YEAR

         The Company's fiscal year ends on the last Sunday of December. The consolidated financial statements include 52 weeks for each of the years ended December 27, 1998, December 28, 1997 and December 29, 1996.

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

(d)      REVENUE RECOGNITION

         The industrial maintenance segment operates primarily under time-and-material contracts, and to a lesser extent under fixed contracts. Time-and-material contract revenue and associated costs are recognized in the period the services are provided. Revenue on fixed price contracts is recognized on the percentage of completion method based on costs incurred in relation to total estimated costs. The staffing services segment recognizes revenue and associated costs in the period the services are provided. Services in progress represents, for both segments, the revenue for services provided but not yet billed. Costs associated with any services in progress are reflected as expenses. Anticipated losses, if any, are provided for in full.

(e)      PARTS AND SUPPLIES

         Parts and supplies used in the industrial maintenance segment are valued at the lower of cost (first-in, first-out) or market.

(f)      PROPERTY, PLANT AND EQUIPMENT

         Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets, principally on the straight-line method. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Estimated useful lives generally range from 3 to 40 years.

(g)      INTANGIBLE ASSETS

         The values ascribed to acquired intangibles, primarily goodwill, covenants not-to-compete, customer and employee lists are being amortized on the straight-line method primarily over periods of three to thirty years. The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amounts of intangible assets may warrant revision or may not be recoverable. In the event of possible impairment, the asset's value will be determined by projected net cash flows of the related business.

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

(i)      EARNINGS PER SHARE

         Basic earnings per share is computed by using the weighted average number of common shares outstanding. Diluted earnings per share is computed by using the weighted average number of common shares outstanding plus the dilutive effect, if any, of stock options. The dilutive effect of stock options was not significant for any of the years presented.

(j)      FOREIGN CURRENCY TRANSLATION

         The Canadian subsidiary utilizes the Canadian dollar as its functional currency. Assets and liabilities are translated using rates of exchange as of the balance sheet date and the statements of earnings are translated at an average rate of exchange during the year. Gains and losses resulting from translation are reported separately in stockholders' equity as "Accumulated other comprehensive losses." Foreign currency transaction gains and losses, if any, are reflected in operations.

(k)      Use of Estimates

         Management has made a number of estimates and assumptions in preparing these financial statements to conform with generally accepted accounting principles. Actual results could differ from those estimates.

(l)      Methods and Development Costs

         Methods and development costs amounted to $352,000, $338,000, and $248,000 for the fiscal years 1998, 1997 and 1996, respectively.

(m)      Accounting Standards Pronouncements

         In 1999, the Company will adopt SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". Management believes that the adoption of this standard will not have a material effect on the reported operating results of the Company.

(n)      Reclassification

         The Company has reclassified 1997 and 1996 branch expenses that are not directly attributable to the services it performs from cost of services to selling, general and administrative expenses to conform to the 1998 classification. The effect of these reclassifications was to lower cost of services and increase selling, general and administrative expenses by $15,397,000 and $14,453,000 for fiscal 1997 and 1996, respectively, as compared to amounts previously reported. Management believes that its current presentation is generally consistent with industry practice.


(2) PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment, at cost, follows:


(In thousands)
YEAR ENDED                     DEC. 27, 1998    DEC. 28, 1997
Land                                 $ 1,321           1,380
Buildings and improvements             5,249           5,394
Machinery and equipment               27,126          25,092
Automotive equipment                  14,852          14,276
Office furniture and equipment         7,329           6,070
Leasehold improvements                   473             465
------------------------------------------------------------
                                     $56,350          52,677
------------------------------------------------------------


(3) INTANGIBLE ASSETS

A summary of intangible assets follows:


(In thousands)
YEAR ENDED                      DEC. 27, 1998  DEC .28, 1997
Goodwill, less accumulated
  amortization of $263 and $68       $ 8,908           2,413
Other intangible assets, less
  accumulated amortization
  of $623 and $293                     1,563             973
------------------------------------------------------------
                                     $10,471           3,386
============================================================

Intangible assets relate primarily to acquisitions in the staffing services segment (note 12).


(4) ACCRUED EXPENSES

A summary of accrued expenses follows:

(In thousands)
YEAR ENDED                            DEC. 27, 1998  DEC. 28, 1997
Payroll and other compensation               $2,474          1,353
Taxes, other than income                        155            150
Insurance                                     1,277          1,535
Acquisition earnout costs (note 12)           1,311            264
Other                                           571            512
------------------------------------------------------------------
                                             $5,788          3,814
==================================================================


(5) INDEBTEDNESS A summary of long-term debt follows:

(In thousands)
YEAR ENDED                       DEC. 27, 1998   DEC. 28, 1997
Notes payable, bank-revolving
 credit agreement                      $16,050          8,750
Mortgage note with interest
 at 9% payable in 1999                       5             43
------------------------------------------------------------------
 Total long-term debt                   16,055          8,793
Less current installments of
 long-term debt                              5             38
------------------------------------------------------------------
 Long-term debt, excluding
------------------------------------------------------------------
  current installments                 $16,050          8,755
==================================================================

The Company has a $25,000,000 unsecured bank line of credit under a revolving credit agreement. The interest rate on borrowings under the line of credit is elected weekly by the Company and is either (i) the bank's prime rate or (ii) the Secondary Market Certificate of Deposit (CD) Rate plus 3/4%. The rate in effect at December 27, 1998 is 5.785%. On July 31, 2000, the Company has the option of converting the then outstanding borrowings to a term loan, payable in twenty equal quarterly installments, bearing interest at either (i) the bank's prime rate plus 1/2% or (ii) the Secondary Market CD Rate plus 1-1/2%. If converted, the company continues electing, on a weekly basis, the interest rate to be charged. The revolving credit agreement contains working capital requirements, and limits the amount of liabilities, capital expenditures and payment of cash dividends. Under the most restrictive of these provisions, $1,000,000 of retained earnings is free of dividend restrictions at December 27, 1998. The Company also pays a commitment fee of 1/4% per annum on the average daily unused portion. Compensating balances, may be, but are not required to be maintained.

The Company's Canadian subsidiary has an unsecured line of credit in the U.S. dollar equivalent amount of $322,000 at December 27, 1998. Any borrowings thereunder bear interest at the bank's prime rate. Commitment fees of 1/4% per annum are payable on the average daily unused portion of the line of credit. No compensating balances are required. No amounts were outstanding at December 27, 1998 and December 28, 1997.

Long-term debt matures as follows assuming conversion, on July 31, 2000, of the amount due under the revolving credit agreement; $5,000 in 1999; $1,605,000 in 2000; $3,210,000 in 2001; $3,210,000 in 2002; $3,210,000 in 2003; and $4,815,000
thereafter. The fair value of long-term debt approximates its recorded value.


(6) DEFERRED INCENTIVE COMPENSATION

The Company has initiated an Economic Value Added (EVA((R))) Incentive Remuneration Plan for officers and key employees. The purpose of the plan is to provide incentive compensation in a form which relates the participants incentive compensation to an increase in the economic value of the Company. The participant is paid a portion of the declared bonus in the February following the year in which the bonus was deemed earned and is reflected in accrued expenses. The remaining portion of the bonus that is declared but unpaid may be paid in succeeding years if performance targets are met. A participant may forfeit any declared but unpaid bonus upon termination of employment other than by reason of death, disability or retirement, at the discretion of the Compensation Committee of the Board of Directors.


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

                                                 Weighted        Options
                                                  average      exercisable
                                    Shares    exercise price   at year end
==========================================================================
Outstanding Dec. 31, 1995           189,700     $   7.80          142,700
 Exercised                           (1,900)        7.48
 Canceled or expired                 (5,411)        8.06
--------------------------------------------------------------------------
Outstanding Dec. 29, 1996           182,389         7.80          182,389
 Canceled or expired                (12,905)        9.13
--------------------------------------------------------------------------
Outstanding Dec. 28, 1997           169,484         7.70          169,484
 Canceled or expired                 (3,396)        7.98
--------------------------------------------------------------------------
Outstanding Dec. 27, 1998           166,088     $   7.69          166,088
==========================================================================

At December 27, 1998, the range of exercise prices and weighted average contractual life of outstanding and exercisable options was $6.94 - $10.13 and
5.4 years, respectively.

At December 27, 1998 there were 204,512 shares available for grant under the Plan.

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

                                                            Weighted
                                                             average
                                              Weighted      fair value
                                               average      of options
                                  Shares    exercise price    granted
======================================================================
Outstanding Dec. 29, 1996              -     $       -
 Granted                          33,583           6.22       $  2.59
----------------------------------------------------------------------
Outstanding Dec. 28, 1997         33,583           6.22
 Granted                          38,803           7.02       $  2.54
----------------------------------------------------------------------
Outstanding Dec. 27, 1998         72,386     $     6.88
======================================================================

At December 27, 1998, the range of exercise prices and weighted average contractual life of outstanding and exercisable options was $6.72 - $7.02 and
8.7 years, respectively. No options were exercisable as of December 27, 1998.

At December 27, 1998 there were 302,614 shares available for grant under the Leveraged Plan. The per share weighted average fair value of stock options granted was determined using the Black Scholes option-pricing model with the following weighted average assumptions for 1998 and 1997, respectively: risk free interest rates of 6.4% and 5.6%; expected dividend yield - none for both years; expected life of ten years for both years; and volatility of 28% and 24%, respectively.

Based on the fair value of all options at the grant date under the disclosure provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share data)

 YEAR ENDED                   DEC. 27, 1998    DEC. 28, 1997   DEC. 29, 1996
Net earnings      As reported     $   1,294              898             690
                  Pro forma           1,261              884             598
Basic and diluted
 net earnings     As reported     $    0.45             0.31            0.24
 per share        Pro forma            0.44             0.31            0.21

(8) INCOME TAXES

Income tax expense consists of:

(In thousands)
 YEAR ENDED                              DEC. 27, 1998    DEC. 28, 1997    DEC. 29, 1996
Current expense (benefit):
  Federal                                      $   655              (50)             150
  State                                             75              257              295
  Foreign                                          453              891              438
------------------------------------------------------------------------------------------
   Total current                                 1,183            1,098              883
------------------------------------------------------------------------------------------
Deferred expense (benefit):
  Federal                                         (167)              54              (29)
  State                                           (173)              10               (2)
  Foreign                                            1              (56)             (33)
------------------------------------------------------------------------------------------
   Total deferred                                 (340)               8              (64)
------------------------------------------------------------------------------------------
                                               $   843            1,106              819
==========================================================================================
Earnings before income taxes consist of:
  Domestic                                     $ 1,161              348              426
  Foreign                                          976            1,656            1,083
------------------------------------------------------------------------------------------
                                               $ 2,137            2,004            1,509
==========================================================================================

Actual income taxes differ from the "expected" taxes (computed by applying the U.S. Federal corporate tax rate of 34% to earnings before income taxes) as follows: (In thousands)

 YEAR ENDED                    Dec. 27, 1998     Dec. 28, 1997   Dec. 29, 1996
Computed expected
 tax expense                         $   727               681             513
Adjustments resulting from:
 Effect of higher foreign
  tax rates                              123               272             167
 State taxes net of
  Federal Tax benefit                    (65)              176             193
 Expiration of excess
  foreign tax credits                    403                --              --
 Change in beginning of
  year valuation allowance
  for deferred tax assets               (403)               --            (129)
 Goodwill amortization                    62                --              --
 Meals & entertainment                    79                57              57
 Other                                    83               (80)             18
------------------------------------------------------------------------------
                                     $   843             1,106             819
------------------------------------------------------------------------------
Effective tax rate                      39.4%             55.2%           54.3%
==============================================================================

The tax effects of temporary differences that give rise to the deferred tax assets and liability are as follows:
(In thousands)

 YEAR ENDED                             DEC. 27, 1998  DEC. 28, 1997
Current deferred tax assets:
 Allowance for doubtful
  receivables                                   $ 154            155
 Accrued insurance expense                        429            543
 Other                                             43            108
---------------------------------------------------------------------
                                                  626            806
---------------------------------------------------------------------
Long-term deferred tax assets:
 Accumulated depreciation of
  plant and equipment                             117            143
 Deferred compensation                             27             33
---------------------------------------------------------------------
                                                  144            176
---------------------------------------------------------------------
Long-term deferred tax liability, net:
 Liabilities:
  Accumulated depreciation
     of plant and equipment                      (692)          (683)
 Assets:
  Operating loss and credit
     carryforwards                                581            961
  Accumulated amortization
     of other assets                               92            119
  Deferred compensation                           324            162
  Valuation allowance                            (446)          (959)
  Other                                             4              2
---------------------------------------------------------------------
                                                 (137)          (398)
---------------------------------------------------------------------
     Net deferred tax assets                    $ 633            584
=====================================================================

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

Undistributed earnings of the Canadian subsidiary, which are intended to be permanently reinvested in the business, are approximately $10,723,000 at December 27, 1998. If such earnings were remitted to the domestic parent, taxes based at the then current rates and subject to certain limitations would be payable after reduction for any foreign taxes previously paid on such earnings.

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

In 1998 the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The standard does not change any accounting measurements, but requires additional disclosures of the beginning and ending balances of the benefit obligation and the fair value of plan assets, the funded status of the plan and the components of pension expense. The following tables set forth the funded status of the plans at the October 1 measurement date and the components of pension expense:

In thousands)
 YEAR ENDED                             DEC. 27, 1998     DEC. 28, 1997
Change in benefit obligation:
 Benefit obligation at
  beginning of year                           $ 3,593             3,339
  Service cost                                    467               411
  Interest                                        233               199
  Actuarial loss                                  783               445
  Benefits paid                                   (32)              (95)
  Other                                            --              (706)
------------------------------------------------------------------------
 Benefit obligation
  at end of year                              $ 5,044             3,593
========================================================================
Change in plan assets:
 Fair value of plan assets at
  beginning of year                           $ 3,806             3,513
  Actual return on plan assets                    137               387
  Employer contributions                          242               726
  Benefits paid                                   (32)              (95)
  Other                                            --              (725)
------------------------------------------------------------------------
 Fair value of plan assets
  at end of year                              $ 4,153             3,806
========================================================================
Reconciliation of funded status:
 Funded status
  (underfunded)/overfunded                    $  (891)              212
 Unrecognized net actuarial
   (gain)/loss                                     89              (887)
 Unrecognized
  transition obligation                             9                12
 Unrecognized prior service cost                  562               624
------------------------------------------------------------------------
 Accrued benefit cost                         $  (229)              (39)
------------------------------------------------------------------------
Principal actuarial assumptions are:
 Weighted average discount rate                   5.5%              6.5%
 Weighted average return
  on plan assets                                  7.9%              7.8%
 Rate of compensation increase                    3.9%              4.9%


(In thousands)
 YEAR ENDED               DEC. 27, 1998  DEC. 28, 1997  DEC. 29, 1996
Pension expense:
 Service cost                     $ 467            411            427
 Interest cost                      232            199            172
 Expected return
  on plan assets                   (292)          (242)          (195)
 Recognized net
  actuarial gain                    (39)           (47)           (26)
 Amortization of
  transition obligation               3              3              3
 Amortization of prior
  service costs                      62             62             62
----------------------------------------------------------------------
   Total pension expense          $ 433            386            443
======================================================================

On January 15, 1999 the Company announced its intention to terminate its qualified noncontributory defined benefit pension plans covering substantially all of its non-bargaining unit personnel in the United States. The net assets of the plans will be allocated, as prescribed by ERISA and its related regulations. At this time management does not foresee that the Company's obligation for funding deficiencies, if any, in benefits will have a material adverse effect on the Company's financial condition or liquidity.

The Company maintains a deferred profit sharing plan covering all salaried employees of its Canadian subsidiary that meet certain eligibility requirements. Contributions to the plan are based on net earnings, as defined, subject to certain limitations based on the salaries of the participants. Expenses under the plan were $39,000 in 1998, $38,000 in 1997 and $35,000 in 1996.

In 1997, the Company initiated a qualified defined contribution plan covering the non-bargaining unit employees of the United States. The Company matches the contributions of participating employees, with a maximum contribution limit, on the basis of the percentages specified in the plan. The matching contributions were $47,000 in 1998 and $16,000 in 1997.


(10) INDUSTRY SEGMENTS

The Company has two professional service segments: staffing and industrial maintenance services. Staffing services are provided on a temporary and contract basis to businesses in clerical, light industrial and technology professional sectors throughout the eastern United States and select south-western U.S. markets. Industrial maintenance services a wide range of industries by providing hydroblasting, painting, sandblasting, and vacuuming of industrial wastes throughout the eastern United States and Canada.

   The Company has adopted the provision of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". In connection with the adoption of this standard the Company has revised its allocation of various corporate overhead expenses between its reporting segments. The effect of this reclassification was to allocate $1,408,000 and $1,335,000 of additional expenses for fiscal 1997 and 1996, respectively, to the Company's staffing services segment as compared to the allocation previously reported. The reallocation was made based on an assessment of actual corporate costs necessary to serve each segment. Intersegment revenues, where applicable, are accounted for on the same basis as sales to unaffiliated customers. Corporate assets not allocated include certificates of deposit. Operating segment data as of and for each of the years ended December 27, 1998, December 28, 1997 and December 29, 1996 are as follows:

(In thousands)
YEAR ENDED                                     Dec. 27, 1998  Dec. 28, 1997  Dec. 29, 1996
Staffing services:
    Net revenues                                    $ 78,471         63,268         49,514
    Intersegment revenues                                101             39             84
------------------------------------------------------------------------------------------
     Total revenues                                 $ 78,572         63,307         49,598
    Cost of services                                  60,059         48,740         37,700
    Selling, general &
     administrative:
     Operations                                       11,986         10,344          7,087
     Allocated overhead                                3,141          2,616          2,716
------------------------------------------------------------------------------------------
       Total selling general
        & administrative                              15,127         12,960          9,803
    Amortization                                         506            215             93
    Operating income                                   2,779          1,353          1,918
    Depreciation                                         426            409            320
    Assets                                            25,603         12,555          9,212
    Capital expenditures and
     acquisitions                                   $  8,039          2,581          1,374
------------------------------------------------------------------------------------------
   Industrial maintenance services:
    Net revenues                                    $ 57,176         56,248         57,001
    Cost of services                                  37,599         36,550         38,345
    Selling, general &
     administrative:
     Operations                                       13,911         13,301         13,097
     Overhead                                          5,998          4,892          5,337
------------------------------------------------------------------------------------------
       Total selling general
        & administrative                              19,909         18,193         18,434
    Amortization                                          18             32             24
    Operating income (loss)                             (350)         1,473            198
    Depreciation                                       4,360          4,701          4,468
    Assets                                            27,134         29,414         31,548
    Capital expenditures                             $ 5,322          4,127          4,485
------------------------------------------------------------------------------------------
   Corporate assets                                  $ 1,284          2,117             37
==========================================================================================


(In thousands)
 YEAR ENDED                             Dec. 27, 1998      Dec. 28, 1997      Dec. 29, 1996
Consolidated:
 Net revenues                               $ 135,647            119,516            106,515
 Cost of services                              97,658             85,290             76,045
 Selling, general &
  administrative                               35,036             31,153             28,237
 Amortization                                     524                247                117
 Operating income                               2,429              2,826              2,116
 Other expense, net                              (292)              (822)              (607)
 Earnings before
  income taxes                                  2,137              2,004              1,509
 Depreciation                                   4,786              5,110              4,788
 Assets                                        54,021             44,086             40,797
 Capital expenditures
  and acquisitions                          $  13,361              6,708              5,859
===========================================================================================


(11) CANADIAN OPERATION

A summary of financial data (in U.S. dollars) relating to the Company's Canadian industrial maintenance operation follows:

(In thousands)
 YEAR ENDED             DEC. 27, 1998   DEC. 28, 1997   DEC. 29, 1996
Identifiable assets           $ 9,830          10,570           9,316
Liabilities                     1,312           1,921             754
Net service revenues           16,149          16,300          14,877


(12) ACQUISITIONS

On September 15, 1996, Ablest purchased certain assets from Tech Resource, Inc., an information technology staffing services business in the Atlanta, Georgia metropolitan area, and its shareholder. The aggregate purchase price, including acquisition costs was approximately $1,619,000, of which approximately $1,119,000 was paid in cash and $500,000 was in the form of a one-year promissory note paid September 1997. Approximately $1,581,000 of the purchase price has been allocated to various intangible assets, primarily goodwill.

On April 28, 1997, Ablest purchased certain assets from Solution Source, Inc., an information technology staffing services business in the Atlanta, Georgia metropolitan area, and its shareholders. The aggregate purchase price, including acquisition costs, was approximately $1,429,000, paid in cash, of which approximately $1,379,000 has been allocated to various intangible assets, primarily goodwill. The acquisition agreement also provides that Ablest may be required to pay additional consideration if certain performance criteria are met in 1997, 1998 and 1999. Total additional payments of $489,000 have been paid or accrued in 1997 and 1998.

On June 23, 1997, Ablest purchased certain assets from The Kelton Group, Inc., an information technology staffing and documentation services provider in the Raleigh, North Carolina metropolitan area, and its shareholder. The aggregate purchase price, including acquisition costs, was approximately $475,000, paid in cash, of which approximately $375,000 has been allocated to various intangible assets, primarily goodwill.

On April 13, 1998, Ablest purchased 100% of the common stock of Milestone Technologies, Inc., an information technology staffing services provider in the Phoenix, Arizona metropolitan area, from its shareholders. The aggregate purchase price, including acquisition costs, was approximately $6,848,000, paid in cash, of which approximately $5,314,000 has been allocated to various intangible assets, primarily goodwill. The acquisition agreement also provides that Ablest may be required to pay additional consideration if certain performance criteria are met in 1998. Total additional payments of $786,000 have been accrued in 1998.

On November 17, 1998, Ablest purchased certain assets from SoftWorks International Consulting, Inc., an information technology staffing services provider in the Denver, Colorado metropolitan area, and its shareholders. The aggregate purchase price, including acquisition costs, was approximately $1,009,000, paid in cash, of which approximately $984,000 has been allocated to various intangible assets, primarily goodwill. The acquisition agreement also provides that Ablest may be required to pay up to an additional $800,000 over the next two years if certain performance criteria are met in 1998 and 1999. Total additional payments of $300,000 have been accrued in 1998. All acquisitions were accounted for by the purchase method of accounting and accordingly, the results of operations since the respective dates of acquisition are included in the consolidated statements of earnings. The purchase prices have been allocated to assets acquired and liabilities assumed based on their fair values.

The following unaudited, pro forma, condensed, combined financial information assumes the acquisitions occurred at the beginning of each fiscal year presented. The results do not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of each fiscal year presented, or of the results that may occur in the future.

(Unaudited)
(In thousands, except per share data)
(Unaudited) YEAR ENDED    DEC. 27, 1998    DEC. 28, 1997    DEC. 29, 1996
Net service revenues           $140,185          131,805          120,460
Net earnings                      1,454            1,051              725
Basic and diluted net
  earnings per share           $   0.51             0.37             0.25


(13) LEASE COMMITMENTS

The Company and its subsidiaries occupy certain facilities under noncancelable operating lease arrangements. Expenses under such arrangements amounted to $970,000, $941,000, and $786,000 in 1998, 1997 and 1996 respectively. Of these amounts $94,000, $93,000 and $92,000 applied to leases with related persons in 1998, 1997, and 1996, respectively.

In addition, the Company leases certain automotive and office equipment under noncancelable operating lease arrangements, which provide for minimum monthly rentals. Expenses under such arrangements amounted to $924,000, $806,000 and $813,000 in 1998, 1997, and 1996, respectively. Management expects that in the normal course of business, new leases will replace leases that expire. Real estate taxes, insurance and maintenance expenses are obligations of the Company.

A summary of future minimum rental payments at December 27, 1998 under operating leases follows:

 (In thousands)                Real property
                               -------------
                                 Related
 Year                            persons       Other       Equipment
--------------------------------------------------------------------
 1999                        $      58          843           630
 2000                               55          567           492
 2001                                -          294           225
 2002                                -          108            13


(14) CONTINGENCIES

The Company is exposed to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of such matters will not have a material adverse effect on the Company's financial condition or liquidity.

C. H. HEIST CORP. & SUBSIDIARIES

Independent Auditors' Report


The Board of Directors

C. H. Heist Corp.:


We have audited the accompanying consolidated balance sheets of C. H. Heist Corp. and subsidiaries as of December 27, 1998 and December 28, 1997, and the related consolidated statements of earnings and comprehensive income, stockholders' equity and cash flows for the years ended December 27, 1998, December 28, 1997 and December 29, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C. H. Heist Corp. and subsidiaries as of December 27, 1998 and December 28, 1997, and the results of their operations and their cash flows for the years ended December 27, 1998, December 28, 1997 and December 29, 1996, in conformity with generally accepted accounting principles.


KPMG LLP


Buffalo, New York
February 12, 1999

C. H. Heist Corp. & Subsidiaries

(QUARTERLY)FINANCIAL DATA


(in thousands, except per share data and percentages)
QUARTER ENDED                        MARCH                    JUNE                  SEPT.                 DEC.
Fiscal 1999:
Net revenues                  $                      $                       $                     $
Earnings (loss)
     before income taxes                        %                         %                     %                   %
Income taxes (benefit)                          %                         %                     %                   %
Net earnings (loss)                             %                         %                     %                   %
Earnings (loss) per share     $                      $                       $                     $
EPS - last 12 months          $                      $                       $                     $
Stock price range             $                      $                       $                     $
------------------------------------------------------------------------------------------------------------------------------------
Fiscal 1998:
Net revenues                  $  28,168              $    34,136             $   35,881            $   37,462
Earnings (loss)
     before income taxes           (890)   (3.2)%          1,273       3.7%       1,402      3.9%         352    0.9%
Income taxes (benefit)             (397)  (44.6)%            570      44.8%         644     45.9%          26    7.4%
Net earnings (loss)                (493)   (1.8)%            703       2.1%         758      2.1%         326    0.9%
Earnings (loss) per share     $        (.17)         $            .24        $           .26       $          .11
EPS - last 12 months          $         .43          $            .51        $           .55       $          .45
Stock price range             $8 5/8-6 1/2           $8 1/2-6 7/8            $7 5/8-6 3/4          $6 15/16-6 1/4
------------------------------------------------------------------------------------------------------------------------------------
Fiscal 1997:
Net revenues                  $  24,961              $    31,123             $   31,258            $   32,174
Earnings (loss)
     before income taxes         (1,212)   (4.9)%            661       2.1%       1,181      3.8%       1,374       4.3%
Income taxes (benefit)             (369)  (30.4)%            204      30.9%         551     46.7%         720      52.4%
Net earnings (loss)                (843)   (3.4)%            457       1.5%         630      2.0%         654       2.0%
Earnings (loss) per share     $    (.29)             $       .16             $           .22       $          .22
EPS - last 12 months          $    (.03)             $       .29             $           .31       $          .31
Stock price range             $7 3/4-6 3/4           $7 3/8-6 3/8            $7 7/8-6 1/2          $8-6 15/16
------------------------------------------------------------------------------------------------------------------------------------
Fiscal 1996:
Net revenues                  $  25,769              $    25,781             $   28,219            $   26,746
Earnings (loss)
     before income taxes           (101)    (.4)%           (500)    (1.9)%         878      3.1%       1,232       4.6%
Income taxes (benefit)              (39)  (38.6)%            (49)    (9.8)%         305     34.7%         602      48.9%
Net earnings (loss)                 (62)    (.2)%           (451)    (1.8)%         573      2.0%         630       2.4%
Earnings (loss) per share     $        (.02)         $           (.16)       $           .20       $          .22
EPS - last 12 months          $         .66          $            .35        $           .34       $          .24
Stock price range             $7 5/8-6 1/4           $7 7/8-6 1/2            $8 7/8-5 1/2          $8 5/8-7 3/4
------------------------------------------------------------------------------------------------------------------------------------


QUARTER ENDED                          FULL YR.
Fiscal 1999:
Net revenues                      $
Earnings (loss)
     before income taxes                                %
Income taxes (benefit)                                  %
Net earnings (loss)                                     %
Earnings (loss) per share         $
EPS - last 12 months              $
Stock price range                 $
---------------------------------------------------------
Fiscal 1998:
Net revenues                      $  135,647
Earnings (loss)
     before income taxes               2,137         1.6%
Income taxes (benefit)                   843        39.4%
Net earnings (loss)                    1,294         1.0%
Earnings (loss) per share         $            .45
EPS - last 12 months              $            .45
Stock price range                 $8 5/8-6 1/4
---------------------------------------------------------
Fiscal 1997:
Net revenues                      $  119,516
Earnings (loss)
     before income taxes               2,004         1.7%
Income taxes (benefit)                 1,106        55.2%
Net earnings (loss)                      898          .8%
Earnings (loss) per share         $            .31
EPS - last 12 months              $            .31
Stock price range                 $8-6 3/8
---------------------------------------------------------
Fiscal 1996:
Net revenues                      $  106,515
Earnings (loss)
     before income taxes               1,509         1.4%
Income taxes (benefit)                   819        54.3%
Net earnings (loss)                      690          .6%
Earnings (loss) per share         $            .24
EPS - last 12 months              $            .24
Stock price range                 $8 7/8-5 1/2
---------------------------------------------------------


The percentages indicate the pre-tax margin (earnings before income taxes /net revenues), the effective tax rate (provision for income taxes /earnings before taxes) and after tax margin (net earnings /net revenues).

On December 27, 1998 there were 554 registered shareholders. Proxies were mailed to an additional 405 shareholders whose certificates were registered in the name of brokers, banks and nominees on March 26, 1999.

DIRECTORS AND OFFICERS

Charles H. Heist

Chairman and Chief Executive Officer since 1988. Mr. Heist has served as a Director since 1979 and President from 1983 to 1997. In his 30 years with the Company, he has held numerous operations and general management positions throughout Heist's national network of regional offices.


W. David Foster

President and Chief Operating Officer since 1997. Mr. Foster has served as a Director since 1997. In his 29 years with the Company, he has served as Vice President-Marketing and Sales, President and Chief Executive Officer of the Ablest Service Corp. Staffing Services segment, and in other management positions.


John L. Rowley

Vice President and Chief Financial Officer since 1992. Mr. Rowley has served as a Director since 1994. In 28 years with the Company, he has served as Chief Accounting Officer, Treasurer and Assistant Treasurer.


Chauncey D. Leake, Jr.

A director since 1971. Mr. Leake is a financial consultant. He is formerly Vice President of First Albany Companies, Inc. and Vice President of Moseley Securities Corporation.


Charles E. Scharlau

A Director since 1980. Mr. Scharlau is Chairman of the Southwestern Energy Company and Arkansas Western Gas Company. He also serves on the Board of Directors of McIlroy Bank & Trust Company, and is a Trustee of the University of Arkansas in Fayetteville.


Ronald K. Leirvik

A Director since 1996. Mr. Leirvik is Chairman of RKL Enterprises, an acquirer and manager of small-to medium-size manufacturing companies. He is also Chairman and a Director of C. E. White Company, Chairman and a Director of Willow Hill Industries, Inc., and serves on the Boards of Directors of AGA Gas, Inc. and Purdue Research Corp. He was formerly President, Chief Executive Officer and a Director of RB&W Corporation.


Brian J. Lipke

A Director since 1997. Mr. Lipke is Chairman, President and Chief Executive Officer of Gibraltar Steel Corporation. He also serves on The Chase Manhattan Bank, N.A. Regional Advisory Board and the Dunlop Tire Corporation Board of Directors.


Richard W. Roberson

A Director since 1997. Mr. Roberson is on the Board of Directors of Priority Healthcare Corporation. He was formerly President and Chief Executive Officer of Visionworks, Inc., President of Eckerd Vision Group and Senior Vice President of Eckerd Corporation, and Chief Executive Officer of Insta-Care Pharmacy Services, Inc.


Donna R. Moore

A Director since 1997. Ms. Moore is an Executive Vice President and Director of Voyager Expanded Learning, Inc. and President of Eureka Experience. She was formerly Chairman and Chief Executive Officer of Discovery Zone, Inc., President and Chief Executive Officer of Motherhood Maternity, and President - North American Division of Laura Ashley, Inc.


Isadore Snitzer

Mr. Snitzer is Corporate Secretary and a Partner of Borins, Setel, Snitzer & Brownstein.


Kurt R. Moore

Executive Vice President - Ablest Service Corp.


Andrew R. Crowe, Jr.

Vice President and Chief Operating Officer - C.H. Heist, Ltd.


Duane F. Worthington II

Vice President - U.S. Operations


Christopher H. Muir

Vice President - Marketing and Sales


Mark P. Kashmanian

Chief Accounting Officer, Treasurer

Shareholder and Corporate Information

Shareholder Services                                     Corporate Information
                                                         on the World Wide Web
To change the name, address or ownership of stock,
report lost certificates or                              C.H. Heist Corp. news and supplemental financial
to consolidate accounts, please                          information is also available
contact the Transfer Agent:                              from the Company's World Wide Web site:
                                                         http://www.heist.com
First Union National Bank
Shareholder Services Group
1525 West W.T. Harris Blvd. - 3C3                        Corporate Headquarters
Charlotte, North Carolina 28288-1153
1-800-829-8432                                           C.H. Heist Corp.
                                                         810 North Belcher Road
                                                         Clearwater, Florida 33765
Investor Relations and                                   phone (727) 461-5656
General Information                                      fax (727) 447-1146

Analysts, investors and others seeking financial
information should contact:                              Annual Meeting

John L. Rowley                                           May 10, 1999
Vice President - Finance                                 Hyatt West Shore
Chief Financial Officer                                  6200 Courtney Campbell Causeway
phone (727) 461-5656                                     Tampa, FL 33607
fax (727) 447-1146
John_Rowley@heist.com
                                                         Wholly Owned Subsidiaries

Form 10-K and                                            C.H. Heist, Ltd.
Other Information                                        Ablest Service Corp.
                                                         Milestone Technologies, Inc.
Copies of the C.H. Heist Corp. Annual Report on          PLP Corp.
Form 10-K, as filed with the Securities and
Exchange Commission,
are available to shareholders at no charge. To           Corporate Services
acquire a copy, please fax a request to John L.
Rowley at (727) 447-1146.                                Independent Public Accountants
                                                         KPMG LLP
                                                         Buffalo, New York 14202

                                                         General Counsel
                                                         Baker & Hostetler
                                                         Cleveland, Ohio 44114


The Company's common stock is traded on the American Stock Exchange. Its trading symbol is "HST."


Chauncey D. Leake, Jr.
SINCE 1971 CHAUNCEY D. LEAKE, JR. SERVED AS A C.H. HEIST CORP. DIRECTOR.


At the end of 1998 Mr. Leake announced his retirement from the Board. A trusted advisor to three Heist CEOs and a respected peer to his Board of Directors colleagues, he helped guide the Company during three dynamic decades. The anthology that is Mr. Leake's long and distinguished career includes executive positions at the First Albany Companies and Moseley Securities Corporation, and we at Heist are honored to make up a worthy chapter in his venerable professional life.

                                     [LOGO]


                                C. H. HEIST CORP.

                             810 NORTH BELCHER ROAD

                            CLEARWATER, FLORIDA 33765

                               PHONE 727.461.5656

                                FAX 727.447.1146

                              HTTP://WWW.HEIST.COM

                               C. H. HEIST ABLEST

                       50TH                         20TH
                    ANNIVERSARY                  ANNIVERSARY